2025 Annual Report Morningstar, Inc.2025 Annual Report

Letter to Shareholders 2 Our Compounding Capabilities Are Built for an AI Future 3 2025 Recap 7 Company Goals Update 14 Delivering insights across asset classes to public and 15 private market investors Leveraging advances in artificial intelligence to drive innovation 16 across internal and external products and services Driving operational excellence and scalability to support 17 growth targets Building an amazing culture that supports exceptional talent 17 Transitions 18 Board of Directors Update 19 Closing Thoughts 19 US Securities and Exchange Commission Form 10-K 21 Part I 23 Part II 62 Part III 134 Part IV 136 Additional Information 141

Letter to Shareholders 1 1 Financial Highlights (1) Free cash flow, which we define as cash provided by operating activities less capital expenditures, is considered a non-GAAP financial measure. 2016 2017 2018 2019 2020 2021 2022 2023 2024 2025 15.6% 17.9% 22.3% 10.1% –5.2% –6.0% –12.1% 13.5% 19.4% –34.7% –18.1% 30.1% 13.2% –51.7% $798.6 $911.7 $1,019.9 $1,179.0 $1,389.5 $1,699.3 $1,870.6 $2,038.6 $2,275.1 $2,445.5 Revenue ($M) Operating Income ($M) Free Cash Flow ($M) $213.7 $250.1 $314.8 $334.4 $384.3 $449.9 $297.8 $316.4 $591.6 $589.7 $150.9 $183.5 $238.7 $254.4 $307.6 $348.1 $168.3 $197.3 $448.9 $442.6 (62.8) (66.6) (76.1) (80.0) (76.7) (101.8) (129.5) (119.1) (142.7) (147.1) Cash Flows Cash provided by operating activities Capital expenditures Free cash flow (1) 110.2% 127.5% 7.5% 11.6% 8.6% $150.9 $183.5 $238.7 $254.4 $307.6 $348.1 $168.3 $197.3 $448.9 $442.6 –1.4% 27.1% 37.4% 6.6% 20.9% 17.2% 1.2% 14.2% 11.9% 9.0% $180.8 $169.8 $215.8 $189.6 $215.2 $257.0 $167.8 $230.6 $484.8 $526.6 21.6%

Letter to Shareholders 2 Dear fellow shareholders, 2025 was a good year for Morningstar’s business. We delivered broad-based revenue growth, achieved new highs in operating and adjusted operating income, and made tangible progress on the goals we set for ourselves. We are pleased with our success in executing our strategy, the resilience of our business model, and the dedication of our teams. In 2025, artificial intelligence dominated the headlines, with nearly every week bringing reports of new use cases. Markets rewarded companies seen as leaders in this area, as reflected in the Morningstar PitchBook GenAI 20 Index, which substantially out- performed the broader US market during the year. As always, we view such developments with interest—but also with patience and a long-term perspective. Our focus remains on building a business that compounds value over time. I strongly believe that Morningstar is well positioned to benefit as AI tools proliferate. We are incorporating AI where it strengthens our moat, improving how we gather and organize data, enhancing the usefulness of our products, and helping our teams work more effectively. Since our founding, Morningstar has grown by embracing change and new technologies while staying anchored to our mission of empowering investor success. Today is no different.

Morningstar, Inc. 2025 Annual Report 3 Our Compounding Capabilities Are Built for an AI Future Morningstar has long focused on creating value by removing friction for investors— collecting and curating difficult-to-source data, applying judgment, and translating that data into actionable insights, leveraging trusted, proprietary frameworks. We believe this work and the confidence of our clients will become more important in an AI-enabled world. We expect AI models will become ubiquitous and cheap, while high-quality, structured, and verifiable data backed by human insight will become even more valuable. We believe our competitive strength rests on four distinct but reinforcing capabilities: Data provides the foundation, research applies judgment, intellectual property creates a shared language of investing, and software allows our clients to leverage those insights to scale their workflows. Data: Our Foundation Our foundation is built on decades of human-curated financial data across public and private markets, built through sourcing and transformation methods that, on the whole, are difficult to replicate with the rigor and reliability that investors demand. We have continually evolved our use of technology, from early automation to more Morningstar Data Universe 5,500 Model Portfolios 35,000 ETFs 62,000 Public Companies 337,000 Mutual Fund Share Classes 3,000,000 Private Market Investments 11,200,000 Privately Held Companies Model portfolio, exchange-traded fund, and mutual fund counts as of January 2026. PitchBook-tracked private market investments and privately held company counts as of February 2026.

Letter to Shareholders 4 advanced AI-enabled capabilities, reducing repetitive tasks while maintaining high standards for quality and consistency. Today, we use human-in-the-loop methods to collect, standardize, and enrich data across public and private markets. In the relatively opaque private markets, we work with millions of raw, unstructured data points from disparate sources that are updated at unpredictable intervals. We develop proprietary datasets through primary surveys, proprietary league tables, Freedom of Information Act responses, and journalist-led research. In the public markets, where investors face an expanding and increasingly complex universe of investment options, our data provides structure and consistency. Common data definitions help investors to more easily compare investments across vehicles and investment types such as open‑end and exchange‑traded funds. Together these efforts have produced longitudinal datasets with the depth, breadth, quality, and timeliness that we view as essential to earning and sustaining investor trust and critical to the accuracy of AI models. As more clients use our platforms, we refine our data collection and enrichment processes based on how our data is used in practice. Our clients’ usage patterns demon- strate the value of our data: The vast majority of PitchBook user engagement, for example, occurs on company profiles that have been enriched with difficult-to-source data and IP such as valuations, financials, and financing history. Research: Applying Judgment and Independent Perspective We layer research—including analyst white papers and reports, articles, and insights— on top of data to help empower investor decision-making. As of Dec. 31, 2025, our roughly 130 public equity researchers covered 1,600-plus stocks, while proprietary ratings on more than 300,000 managed investment share classes reflected at least one input from our approximately 130-person-strong manager research team. Our research is timely, and our independent viewpoint shines through. For example, while we believe in the broad theme of public/private convergence, our manager research analysts have been unsparing in their criticism of many of the initial semiliquid funds

Research Highlights

Morningstar Credit	Morningstar Equity Research	Morningstar Manager Research	Morningstar Sustainalytics Morningstar Indexes	PitchBook
Tricolor Bankruptcy: Sector Red Flag or Idiosyncratic Event? Anthony Tran, Maureen Levelis, David Laterza	*Network Effect Moat Source: Where to find and how to measure a powerful, but rare, competitive advantage* Allen Good, Tyler Dann, Andrea Burigana	*Blue Owl's Misfire Offers a Lesson in Semiliquid Fund Risks* Brian Moriarty, Jack Shannon	*Climate Transition Leaders 2025 Report* Adam Fleck, Stephen Ellis	*Q1 2025 PitchBook Analyst Note: Sizing the US VC Secondaries Market* Emily Zheng
Private Credit Rating Actions Chartbook Michael Dimler, Krutang Desai	*Industry Landscape: Defense* Loredana Muharremi, Nicolas Owens, Andrea Burigana	*Public/Private Convergence: LTAFs Set to Benefit From Stocks & Shares ISA Inclusion, but Investors Must Weigh Key Factors* Evangelia Gkeka	*Voice of the Asset Owner Survey 2025 Quantitative Analysis* Robert Edwards	*2029 Private Market Horizons* Zane Carmean, Nathan Schwartz, Miles Ostroff
				H1 2025 Global Private Debt Report Garrett Hinds, Jinny Choi, Kyle Walters

available to retail investors. Rooted in transparency, this research also guides how we expand into new and evolving areas of the market, as analysts help identify the data points that matter most, shaping the datasets we build and the analytics we develop.

Expert human judgment matters even more today. Our clients have a lot at stake. They range from individuals who are making significant life decisions about saving and investing to financial professionals with fiduciary responsibilities managing large amounts of money. Our experienced analysts provide the expertise to help ground and add credibility to our offerings. We believe the combination of AI for scale and speed and analysts for quality and insight is essential to sustaining relevance and building long-term value. Make no mistake, though: Our analysts know that they need to constantly up their game to deliver essential insights.

IP: Owning the Language of the Markets

We have an established record of creating a shared language of investing to help investors sort the signal from the noise. The intellectual property we build on the foundation of our data and research, enriched by thoughtful design and iconography, supports our efforts as we extend this language into growing areas of the market. This IP includes Morningstar Categories, Medalist Ratings, Economic Moat Ratings, and Portfolio Risk Scores, as well as PitchBook's VC Exit Predictor, Manager Performance

Morningstar, Inc. 2025 Annual Report 5

Letter to Shareholders 6 Scores, and Valuation Estimates. Our IP is integrated into our clients’ workflows and their customer communications. For example, we offer FINRA-reviewed report templates designed to support client communications that are accurate and aligned with regulatory standards. Our IP also underpins indexes that support investable products, model portfolios leveraged by advisors for personalization and scale, and retirement managed accounts offered through plan sponsors and advisors designed to enhance participant outcomes. Software and AI-Enabled Tools: Embedding Insights Into Client Workflows Our software and AI-enabled tools further embed Morningstar’s data, research, and IP directly into the core workflows of investors across public and private markets, including investment selection and monitoring, deal sourcing, portfolio construction and analysis, risk oversight and compliance, due diligence, and benchmarking and reporting. As clients consolidate vendors, we believe our breadth makes us harder to replace. These embedded roles create switching costs. AI Assistant Tools Morningstar AI Morningstar IP IPO

Like us, our clients are looking to automate processes where they can. Agentic and workflow-driven experiences, such as PitchBook Navigator, connect our insights more directly to the jobs our customers do, with the goal of significantly reducing the time it takes to complete critical tasks. Beyond our own platforms, we believe that AI-enabled access through large language models and our clients' internal tools allows our insights to flow through into more firm-specific workflows in ways that were not possible just a few years ago.

Ultimately, AI is changing how investment intelligence is delivered, not what makes it valuable. We are experimenting with updated commercial models as we continue to work closely with clients to structure solutions that meet their evolving needs and reflect the value they get from our offerings. More broadly, we believe our moat is not a single asset or technology. It is a compounding system in which data fuels research, research powers IP, and software and AI-enabled tools further embed us into our clients' workflows.

2025 Recap

Financial Highlights

Strength across our reportable segments, led by Morningstar Credit, supported 2025 revenue growth of 7.5% compared with the prior year, or 8.0% on an organic basis.



Revenue Growth
Reported Revenue
Organic Revenue Growth
$2,500 million
2,000
1,500
1,000
500
0
17.6%
10.8%
7.5%
11.8%
8.0%
2021
2022
2023
2024
2025

Organic revenue growth is a non-GAAP measure.
Please see reconciliation table at the end of this report.

Morningstar, Inc. 2025 Annual Report 7

Letter to Shareholders 8 We remain focused on increasing adjusted operating income and margins. Operating and adjusted operating income grew 8.6% and 18.0%, respectively, with a corresponding increase in margins. Net income per diluted share increased 3.4% to $8.87, while adjusted net income per diluted share increased 25.0% to $9.86. Adjusted net income excluded the gains on the sale of US turnkey asset management platform assets in 2024 and 2025 and the gain on the sale of the commodity and energy data business in 2024. Free Cash Flow 2021 2022 2023 2024 2025 $348.1 $168.3 $197.3 $448.9 $442.6 Free cash flow is a non-GAAP measure. Please see reconciliation on page 1 of this report. 400 300 200 100 0 $500 million 2021 2022 2023 2024 2025 Annual Operating Margin 25 20 15 10 5 0 Adjusted Operating Margin Operating Margin Adjusted operating margin is a non-GAAP measure. Please see reconciliation table at the end of this report. % 21.3% 16.0% 16.0% 21.7% 23.8% 15.1% 9.0% 11.3% 21.3% 21.5%

Morningstar, Inc. 2025 Annual Report 9 Cash provided by operating activities and free cash flow declined by 0.3% and 1.4%, respectively, in 2025. While we generated higher cash earnings, this was offset by increases in income taxes and bonus payments. Still, 2025 represented the second year in a row with free cash flow generation in excess of $400 million, an important milestone. During 2025, we paid dividends of $76.9 million and, in December, announced an approximately 10% increase in our quarterly dividend to $0.50 per share. We completed three acquisitions in 2025 and early 2026: Lumonic, DealX, and the Center for Research in Security Prices. We actively bought back our shares throughout the year, with repurchases totaling 3,276,578 shares for $787.0 million, at an average price of $240.17. While it has been painful to see the decline in our market value in 2025 and into 2026, it has also created an opportunity to increase our ownership in a business that we know as well as any and to deploy capital with high conviction. Over the course of 2025, we reduced our shares outstanding by 7.3% after taking into account buybacks and new shares issued. We continued to opportunistically repurchase shares through February 2026. In 2025, we increased debt by $374.0 million, net. We also refinanced our prior credit agreement with a new multicurrency credit agreement with borrowing capacity of up to $1.5 billion. We continue to prioritize a strong balance sheet to provide flexibility. Segment Highlights Morningstar Credit revenue increased 21.7%, or 20.9% on an organic basis, in 2025. The business benefited from a robust issuance market and good execution in areas where we have focused our investment dollars. At the asset-class level, revenue from commercial mortgage-backed securities—a longstanding area of strength—was the largest driver of growth on a dollar basis.

Letter to Shareholders 10 We also saw strength in European corporate ratings, an area where we did not have a meaningful business four years ago, and digital infrastructure, part of our expansion in so-called esoteric asset areas. What has been particularly gratifying about our momentum in Morningstar Credit is that it has come on the back of investments we made during the last downcycle in 2022 and 2023, when others were more cautious. We plan to keep investing in this area, acknowledging that credit rating activity can vary widely from year to year. We remain focused on the longer-term growth trendline as we develop a more balanced set of capabilities that extend beyond our traditional areas of strength. In 2025, this included the acquisition of DealX, which supports our position as a leader in CMBS analytics and expanded our reach to private credit and leveraged loan markets, and the launch of a new Morningstar DBRS office in Sydney. Morningstar DBRS has been rating international offerings of Asia-Pacific issuers for nearly 25 years, and we are excited to bring its full range of services closer to clients and investors in the area. Finally, in January 2026, Morningstar Credit reached a significant milestone with the integration of Morningstar DBRS credit ratings into Bank of New York Mellon’s Global Collateral platform, expanding the universe of eligible Canadian and US structured fixed‑income securities and increasing liquidity for institutional investors. A big Morningstar acquired DBRS in 2019. The graph reflects Morningstar Credit revenue beginning with the first full year following the acquisition. 2020 2021 2022 2023 2024 2025 $400 million $300 $200 $100 $0 $207.3 $271.2 $236.9 $215.4 $291.1 $354.4Morningstar Credit Revenue

Morningstar, Inc. 2025 Annual Report 11 shoutout to Sean O’Connor, who leads Morningstar DBRS’ business development, for his tireless work to make this happen. For context, the team began this effort in 2012, and while things can change glacially in this corner of the investment world, when they do, investors win. PitchBook revenue grew 8.6%, or 8.5% on an organic basis, supported by strength in the core investor and advisor client segments and a contribution from the small but growing direct data business. As we approach the 10th anniversary of the PitchBook acquisition, we are proud of what we have accomplished. Not only did the acquisition make us an early entrant into private markets, but it also brought a talented team that has executed well over time. We are very pleased with our return on this investment. As I discussed in more detail in my fourth-quarter 2025 shareholder letter, we are taking important steps to position the business for its next stage of growth. In 2025, that included product enhancements to embed PitchBook’s data, research, and AI capabilities directly into the daily workflows of private market investors, including PitchBook Navigator and PitchBook Valuation Estimates. PitchBook Valuation Estimates provide a data-informed valuation signal across thousands of venture capital-backed Morningstar acquired PitchBook in 2016. The graph reflects PitchBook’s revenue beginning with the first full year following the acquisition. For 2017–2020, revenue reflects PitchBook product area revenue. Starting in 2021, revenue reflects PitchBook reportable segment revenue. 2017 2018 2019 2020 2021 2022 2023 2024 2025 600 400 200 0 $800 million $63.6 $671.8 PitchBook Revenue

Letter to Shareholders 12 companies, with a model that combines PitchBook’s best-in-class private market data, public market signals, and deep capital structure insights. We are excited about the potential for this new capability. We have also reshaped PitchBook’s commercial organization to take advantage of the most meaningful growth opportunities in its core client segments. Brett Kaluza oversees this area as chief revenue officer for PitchBook, and I am thrilled to see his remit growing. Brett has come up through the ranks at PitchBook, rising to outperform expectations with everything that has been asked of him. Morningstar Direct Platform revenue grew 5.4%, or 5.7% on an organic basis. A key growth driver was Morningstar Data’s managed investment data product, as clients added new data to support broader global footprints and a wider range of investment vehicles, including model portfolios, separately managed accounts, collective investment trusts, and evergreen funds. We faced headwinds in Morningstar Direct, where license growth has been flat, although that area did contribute to growth, supported by increased revenue per license and expansion with existing clients in our reporting solutions business. In early March 2026, we welcomed Scott Brown as president of Morningstar Direct Platform. Scott joins us from Experian, where he led a multibillion-dollar portfolio across the financial services and data and marketing services divisions. As we conducted the search, I was impressed by the experience he brings in scaling large global products, technology, and data organizations. I am looking forward to seeing Scott’s impact on the business. Strength in the financial markets and rising asset values provided a tailwind to Morningstar Wealth and Morningstar Retirement in 2025, with revenue growing 1.2% (7.8% on an organic basis) and 8.3% (reported and organic), respectively, over 2024. As of Dec. 31, 2025, we had assets under management and advisement of approximately $378.0 billion across these two businesses.

Morningstar, Inc. 2025 Annual Report 13 The big milestone for Morningstar Wealth was its transition to profitability in 2025, as it contributed $9.6 million to adjusted operating income. We continued to streamline that business, sunsetting the US turnkey asset management platform as we completed the transition of assets to AssetMark and announcing the retirement of Morningstar Office, which we expect to complete shortly. Morningstar Wealth is now focused on its core Investment Management business, which includes Morningstar Model Portfolios and the International Wealth Platform, and Morningstar Investor, which serves the individual market. We believe our differentiated investment propositions, built around Morningstar data and research, and strong relationships with large asset management platforms in the US will support growth in Morningstar Model Portfolios. Meanwhile, we are seeing good traction outside the US. In Australia, our managed port- folios business continued to scale, as assets increased by roughly 40% in 2025, driven primarily by strong net flows and market gains. In that market, broker/dealers and advice practices are increasingly engaging with our new outsourced chief investment officer service. Chris Galloway, managing director of Asia-Pacific, leads our business in the region and chalked up another great year. He has been a model leader for Morningstar over the years, and I am thrilled to see his impact growing. I am also pleased with the International Wealth Platform’s success in establishing itself as an important challenger brand in the UK, with net flows of roughly $700 million during the year. Morningstar Retirement’s success in 2025 reflected both market-driven gains and net inflows to managed accounts, helping us reach 2.3 million retirement plan participants as of Dec. 31, 2025, in this highly regulated business. During the year, we had particular success with advisor-managed accounts. As advisors increasingly engage with retirement plans, they look to solutions like ours to help them build a bridge between retirement and wealth management. We serve this market through advisor-managed accounts, which give advisory firms more control over the design of the underlying investment

Letter to Shareholders 14 portfolios so they are aligned with their other investment offerings, as well as through our revamped fiduciary services product. Morningstar Retirement also continued to advance our understanding of how to better serve retirement plan participants across the US. In January 2026, the Morningstar Center for Retirement & Policy Studies launched the Defined Contribution Outcomes Model, which enables us to run highly sophisticated research simulations powered by real data from millions of participants and thousands of plans. The first application of this model is the paper “Analyzing the Value of Managed Accounts,” which showed that the adoption of managed accounts can be effective in improving retirement outcomes across almost all participants, but especially among younger and newer employees. CRSP Acquisition In early February 2026, we closed on our acquisition of the Center for Research in Security Prices. We expect this acquisition to be a game changer in our efforts to scale up Morningstar Indexes. More than $3 trillion in US equity assets ($4.2 trillion in linked assets overall) track CRSP’s benchmarks. The acquisition positions Morningstar Indexes as the leading provider of equity benchmarks covering the entire investable US market. We believe this will be an important differentiator and will open doors with institutional consultants who were previously cautious to recommend benchmarks not tied to significant assets. Company Goals Update Our priorities continue to shape how we support investors navigating an ever more complex investment landscape. In 2025 and the first two months of 2026, we delivered meaningful momentum across each of our four focus areas.

Company Goal One

Delivering insights across asset classes to public and private market investors

One of our highest-priority initiatives is to make Morningstar the common language of public and private markets. We made good progress on this effort in the past year, and it remains an area of focus as we head into 2026

- Research: Expanded coverage on semiliquid vehicles, which included *The State of Semiliquid Funds,* new forward-looking Medalist Ratings, and analyst commentary on the Blue Owl saga. Introduced new Public Meets Private newsletter with highlights from across Morningstar and PitchBook.
- Morningstar Direct Platform: Enhanced private capital fund datasets and launched Investment Discovery with expanded coverage of semiliquid vehicles.
- PitchBook: Introduced product enhancements including PitchBook Valuation Estimates, the first daily valuation model for VC-backed companies.
- Morningstar Credit: Leveraged opportunities in the private credit sector with unpublished credit ratings accounting for roughly one-fourth of ratings revenue in 2025, including structured finance and fundamental ratings across multiple products and geographies.
- Morningstar Retirement: Launched Defined Contribution Outcomes Model to identify changes to plan design, savings frameworks, and investment strategies that can improve wealth at retirement.
- Morningstar Sustainalytics: Expanded climate data offering and introduced an enhanced controversies solution that separates potential financial risk from an impact signal, which assesses the severity, scope, and remediation efforts related to an incident.
- Morningstar Indexes and PitchBook: Launched new IP-enhanced indexes.

New IP-Enhanced Indexes

Morningstar PitchBook
US Modern Market 100 Index

Morningstar PitchBook
Evergreen Fund Indexes Suite

Morningstar PitchBook
GenAI 20 Index

Morningstar, Inc. 2025 Annual Report 15

Letter to Shareholders

Company Goal Two

Leveraging advances in artificial intelligence to drive innovation across internal and external products and services

We introduced a dedicated AI goal in 2025 and made significant progress during the year in three primary areas. These include product enhancements, new large language model collaborations, and internal tools to help our teams move more efficiently and effectively. You will see examples of the impact of AI across this letter—a demonstration of how widely we are leveraging these tools to meet our broader mission of empowering investor success.

- Morningstar Direct Platform: Introduced enhanced AI-assisted workflows to Direct Advisory Suite, including Intelligent Import, natural language screening, and portfolio talking points; launched AI assistant in Morningstar Direct.
- PitchBook: Embedded AI into workflows, including PitchBook Navigator, PitchBook Valuation Estimates, profile and investor summaries, transcription summaries, and VC Exit Predictor.
- AI platform collaborations: Building on our more than 1,000 relationships with redistributors, launched new collaborations with leading AI Platforms including OpenAI's ChatGPT, Anthropic's Claude for Financial Services, Microsoft's CoPilot Studio and Foundry, and Perplexity, among others.
- Technology: Launched Morningstar and Pitchbook AI platform connectors, utilizing the quickly evolving Model Context Protocol, to enable turnkey AI connectivity to our data, research, and other licensed software capabilities
- Internal: Applied AI-enabled tools to drive increased efficiency in data collection, shorten time to market in product development, and support operations and marketing.

16

Company Goal Three

Driving operational excellence and scalability to support growth targets

We made important progress in companywide initiatives as well as segment-specific projects to drive scale across the business and support future growth.

- Morningstar Credit: Opened Sydney office; benefited from integration of Morningstar DBRS credit ratings into BNY's Global Collateral platform.
- Morningstar Wealth: Sunsetted US TAMP and announced retirement of Morningstar Office (expected to complete by March 2026) to focus on key growth areas.
- Morningstar Sustainalytics: Streamlined product portfolio to support growth with core asset manager and asset owner client segments.

Company Goal Four

Building an amazing culture that supports exceptional talent

In an AI world, where human-in-the-loop efforts are key to our competitive edge, our people—10,973 permanent, full-time employees globally as of as of Dec. 31, 2025—remain one of our most important assets. Our efforts in 2025 focused on attracting, developing, and retaining the people who drive our growth.

- Training and development: Launched internal AI Academy to provide targeted AI training to our employee base.
- Training and development: Expanded reach of our Manager Academy, Leader Academy, Emerging Leaders, and High Performer programs with additional cohorts launched.

Morningstar, Inc. 2025 Annual Report 17

Letter to Shareholders 18 Every few years, as part of our strategic planning process, we refine our list of company goals to align them with what we think are the most important drivers of long- term value creation. We have made several updates going into 2026, which you can find on Page 36 of this annual report. I look forward to sharing more about these at our annual shareholders’ meeting in May. Transitions Many of our colleagues across the firm and in our leadership ranks have built long careers at Morningstar. In 2025, several long-tenured and senior leaders retired or moved on to new challenges. I am grateful for the contributions they made and am also excited about what’s ahead as we welcome both new and familiar faces to key leadership roles. I have covered many of these in my quarterly updates, so I won’t repeat myself here. I would also like to acknowledge Scott Mackenzie, president and CEO of Morningstar Canada, and Davide Pelusi, managing director of Morningstar South EMEA, who departed after multidecade careers at Morningstar in 2025. I am grateful for Scott’s and Davide’s lasting impact on Morningstar and wish them the very best. Employees by Geography 4% As of Dec. 31, 2025. The remaining 5% of employees are in Australia, Asia (ex-India), and other regions. 7% Canada 29% United States 6% United Kingdom 10% Continental Europe 43% India

Morningstar, Inc. 2025 Annual Report 19 Board of Directors Update In January 2026, we welcomed Anne Bramman to our board of directors. She brings significant financial and strategic leadership experience, having served as chief financial officer for several global companies. Most recently, Anne was CFO and chief growth officer at Circana, a leading consumer analytics platform, and she currently serves as a director and audit committee chair at McCormick. I would also like to extend my thanks to Gail Landis, who is concluding her service on our board upon reaching the mandatory retirement age. We are grateful for Gail’s many contributions and wish her the very best as she embarks on her next chapter. There have been many times when I have picked up the phone to get Gail’s opinion on a matter, and she has always responded in a timely and thoughtful manner. And she is unafraid to push and seek out nonconsensus views. I plan to keep calling, Gail! Closing Thoughts I look forward to welcoming you to our annual shareholders’ meeting on May 7 in Chicago, where we take live questions from shareholders and have the opportunity to engage with you. You will hear from leaders across the business as they provide deep dives into our companywide AI strategy and how we are helping investors navigate the convergence of public and private markets. We are also introducing additional time in the agenda for product demonstrations over lunch this year. And we will leave plenty of time to take your questions—always my favorite part of the day. I do hope you can make it! Best regards, Kunal This annual report includes forward-looking information within the meaning of the Private Securities Litigation Reform Act of 1995. Please see Item 7 of the Annual Report on Form 10-K included in this document for additional information.

Letter to Shareholders 20

UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington D.C. 20549 FORM 10-K  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2025 OR  TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from        to Commission File Number: 000-51280 MORNINGSTAR, INC. (Exact Name of Registrant as Specified in its Charter) Illinois 22 West Washington Street 36-3297908 (State or Other Jurisdiction of Chicago, Illinois 60602 (I.R.S. Employer Incorporation or Organization) (Address of Principal Executive Offices) (Zip Code) Identification Number) (312) 696-6000 (Registrant’s Telephone Number, Including Area Code) Securities registered pursuant to Section 12(b) of the Act: Title of Each Class Trading Symbol(s) Name of Each Exchange on Which Registered Common stock, no par value MORN The Nasdaq Stock Market LLC Securities registered pursuant to Section 12(g) of the Act: None Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes  No  Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes  No  Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes  No  Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes  No  Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. Large accelerated filer  Accelerated filer  Non-accelerated filer  Smaller reporting company  Emerging growth company  If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.  Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b).  Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes  No  The aggregate market value of shares of common stock held by non-affiliates of the registrant as of June 30, 2025 was $8.3 billion. As of February 6, 2026, there were 39,583,760 shares of the registrant’s common stock, no par value, outstanding. DOCUMENTS INCORPORATED BY REFERENCE Certain parts of the registrant’s Definitive Proxy Statement for the 2026 Annual Meeting of Shareholders, which will be filed not later than 120 days after the registrant’s fiscal year ended December 31, 2025, are incorporated into Part III of this Form 10-K. Morningstar, Inc. 2025 Annual Report  21 Toppan Merrill - Morningstar_ Inc. 10-K ED | 105212 | 10-Mar-26 14:57 | 26-5906-1.aa | Sequence: 1 CHKSUM Content: 1542 Layout: 4944 Graphics: 10837 CLEAN JOB: 26-5906-1 CYCLE#;BL#: 10; 0 TRIM: 8.00" x 11.00" AS: Chicago: 877-427-2185 COLORS: PANTONE Cool Gray 11 U, Gray, Purple, ~note-color 2, Black GRAPHICS: morningstar_gray_logo.eps V1.5

Table of Contents Part I 23 Item 1. Business 23 Item 1A. Risk Factors 45 Item 1B. Unresolved Staff Comments 59 Item 1C. Cybersecurity 59 Item 2. Properties 61 Item 3. Legal Proceedings 61 Item 4. Mine Safety Disclosures 61 Part II 62 Item 5. Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities 62 Item 6. [Reserved] 62 Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations 63 Item 7A. Quantitative and Qualitative Disclosures about Market Risk 88 Item 8. Financial Statements and Supplementary Data 89 Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure 132 Item 9A. Controls and Procedures 132 Item 9B. Other Information 133 Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections 133 Part III 134 Item 10. Directors, Executive Officers, and Corporate Governance 134 Item 11. Executive Compensation 134 Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters 134 Item 13. Certain Relationships and Related Transactions, and Director Independence 134 Item 14. Principal Accountant Fees and Services 135 Part IV. 136 Item 15. Exhibits and Financial Statement Schedules 136 Item 16. Form 10-K Summary 139 2025 10-K: Part I 22 Toppan Merrill - Morningstar_ Inc. 10-K ED | 105212 | 10-Mar-26 14:57 | 26-5906-1.ba | Sequence: 1 CHKSUM Content: 5298 Layout: 12566 Graphics: 0 CLEAN JOB: 26-5906-1 CYCLE#;BL#: 10; 0 TRIM: 8.00" x 11.00" AS: Chicago: 877-427-2185 COLORS: PANTONE Cool Gray 11 U, Gray, ~note-color 2, Black GRAPHICS: none V1.5

Part I Item 1. Business Our Mission Our mission is to empower investor success. We deliver connected data, independent research, investor-first tools, and long-term portfolio strategies with a focus on removing frictions that can slow decisions, cloud markets, and drive up costs. Our Business Morningstar, Inc. is a leading global provider of independent investment insights. Our core competencies are data, research, design, and technology, and we employ each of these to create products built on the depth and breadth of our data that are designed to clearly convey complex investment information. We offer a variety of products and solutions that serve a wide range of market participants. We structure our business to help investors in three key areas: Through our Morningstar Direct Platform and PitchBook segments and Morningstar Sustainalytics products, our customers can ac- cess a wide selection of investment data, research, ratings, and tools on our proprietary desktop or web-based software platforms; through direct data feeds and application programming interfaces (APIs); and via artificial intelligence (AI) integrations, which offer AI-ready access to data, research, and capabilities through Model Context Protocol (MCP) and intelligent agents. We also offer access via third parties in our alliances and redistributors customer segment. Through our Morningstar Wealth and Morningstar Retirement segments, we provide investment management services to individuals and advisors, with approximately $378.0 billion in assets under management and advisement (AUMA) as of December 31, 2025. In addition, we offer a broad range of indexes that can be used as performance benchmarks and as the basis for investment products and other portfolio strategies through our Morningstar Indexes products. Finally, through our Morningstar Credit segment, we provide investors with credit ratings, research, data, and credit analytics solutions that we believe contribute to the transparency of international and domestic credit markets. While other companies may offer research, ratings, data, software products, indexes, or investment management services, we believe that we are one of the few companies that can deliver all of these in alignment with our mission of empowering investor success. Our Segments and Products We operate our business through five reportable segments: Morningstar Direct Platform, PitchBook, Morningstar Credit, Morningstar Wealth, and Morningstar Retirement. All remaining operating segments and business activities that are not significant enough to require separate reportable segment disclosure are referred to as, and included in, Corporate and All Other in our Consolidated Fi- nancial Statements. Morningstar Direct Platform Morningstar Direct Platform provides investors comprehensive data, research and insights, and investment analysis to empower investment decision-making. Morningstar Direct Platform includes Morningstar Data, Morningstar Direct, and Morningstar Advisor Workstation, products that are designed to provide seamless access to Morningstar’s managed investment, public equities, and Morningstar, Inc. 2025 Annual Report  23 Toppan Merrill - Morningstar_ Inc. 10-K ED | 105212 | 10-Mar-26 14:57 | 26-5906-1.ca | Sequence: 1 CHKSUM Content: 48408 Layout: 8642 Graphics: 0 CLEAN JOB: 26-5906-1 CYCLE#;BL#: 10; 0 TRIM: 8.00" x 11.00" AS: Chicago: 877-427-2185 COLORS: PANTONE Cool Gray 11 U, Purple, ~note-color 2, Black, Gray GRAPHICS: none V1.5 fixed-income data, with a focus on making the work of portfolio managers, product developers, marketers, advisors, and analysts more efficient and effective. In 2025, we updated the composition of the key product areas (Morningstar Data, Morningstar Direct, Morningstar Advisor Work- station) within the Morningstar Direct Platform segment. There were no changes to the overall composition of the Morningstar Direct Platform segment. Morningstar Data licenses and delivers Morningstar’s data, research, and analytics to asset managers, redistributors, and wealth managers. Morningstar Data is used to power critical applications and workflows with the goal of empowering investor success. Our global offerings, which span managed investments (including mutual funds, exchanged traded funds (ETFs), separate accounts, collective investment trusts, and model portfolios), equities, and fixed-income securities, are enriched with proprietary analytics and intellectual property for actionable insights and easy comparison across asset classes. In addition, our application programming interface (API) and AI integrations provide access to more complex capabilities such as portfolio calculations and analytics, investment screening, and investment-level AI Insights. We distribute our proprietary statistics and research, including Morningstar Category, Style Box, Morningstar Rating and Medalist Ratings, via licensed data feeds. We also offer a wide range of other data sets, including investment performance, risk analytics, full historical portfolio holdings, operations data (such as managed investments’ fees and expenses), cash flows, financial statement data, consolidated industry statistics, and investment ownership. We offer flexible delivery to meet a wide range of customer needs: F Data feeds: Flexible, high-volume delivery in formats such as CSV, XML, JSON, and Excel. F APIs: Robust, secure APIs that can integrate into client workflows and support large-scale processing. F AI integrations: AI-ready access to data, research, and capabilities through MCP and intelligent agents. In 2025, we updated the composition of the Morningstar Data key product area to reflect the breadth of Morningstar Direct Platform’s research and data products. Morningstar Data’s largest products include managed investment data, Morningstar Essentials, exchange market data, equity data, Direct Web Services, and research distribution. In 2025, Morningstar Data focused on delivering Morningstar’s data, research, and insights through AI platforms and integrations: F Direct Web Services introduced the AI Insights API, which provides generative AI summaries of the key characteristics of funds and equities, including Morningstar intellectual property such as ratings, fair value, and economic moat. F We launched the Morningstar MCP server, providing turnkey AI-connectivity of Morningstar data, research, and functionality in- cluding investment screening and fund holding lookups. F We completed integrations of the Morningstar MCP server into Anthropic’s Claude for Financial Services, Microsoft Foundry and Copilot Studio, and OpenAI’s ChatGPT. Clients license Morningstar Data for transparent product development, investor communications, research, regulatory reporting, and analytics. Demand for Morningstar Data is rising as clients build digital solutions, prepare for regulatory requirements, and in- corporate AI and automation into their workflows. 2025 10-K: Part I 24 Toppan Merrill - Morningstar_ Inc. 10-K ED | 105212 | 10-Mar-26 14:57 | 26-5906-1.ca | Sequence: 2 CHKSUM Content: 51410 Layout: 12566 Graphics: 0 CLEAN JOB: 26-5906-1 CYCLE#;BL#: 10; 0 TRIM: 8.00" x 11.00" AS: Chicago: 877-427-2185 COLORS: PANTONE Cool Gray 11 U, Purple, ~note-color 2, Black, Gray GRAPHICS: none V1.5

Markets and Competition Morningstar Data’s largest markets are North America and Europe. Our key global competitors include: F FE fundinfo and LSEG (Refinitiv) for mutual fund data. We also compete against smaller players that focus on local or regional information. F Bloomberg, FactSet, LSEG (Refinitiv), and S&P Global for market and equity data. Revenue Model and Renewal Rates Pricing is based on the data package being licensed, the level of distribution, and the use case. We estimate that the annual revenue renewal rate for Morningstar Data was 101% in 2025. We estimate that the annual revenue re- newal rate for Morningstar Data in 2024 was 99%, reflecting the retroactive application of the updated product area composition and the revised annual renewal rate methodology explained in more detail in Item 7—Management’s Discussion and Analysis of Fi- nancial Condition and Results of Operations—How We Evaluate Our Business. Morningstar Direct is an investment analysis and reporting application that delivers data and analytics across asset classes and streamlines report creation and distribution to client-facing groups and internal teams. Built on Morningstar’s global database of registered and non-registered securities and data from third-party providers, the application helps asset managers with market re- search, product positioning, competitive analysis, and distribution strategies. Wealth managers use the tool to assist with manager research, fund selection, and the construction, monitoring, and distribution of model portfolios. In 2025, we updated the composition of the Morningstar Direct key product area to include revenue attributable to the reporting application, which had not been included in prior periods. We enhanced Morningstar Direct in 2025 by expanding access via a browser (now available at direct.morningstar.com1) and offering improved core workflows, which included the introduction of more flexible portfolio comparison and refreshed browser-based per- formance reporting. We also introduced AI-powered capabilities—such as personalized investment insights, generative text high- lighting risk model exposures, and Python code generation—alongside a richer private capital fund dataset (including proxies) to enable integrated analysis across public and private holdings in one place. In addition, we launched Investment Discovery with ex- panded coverage of interval funds, tender offer funds, unlisted real estate investment trusts, and unlisted business development companies; upgraded the homepage with customizable modules and workflow shortcuts; and broadened equity analysis with en- hanced estimates, transcripts, trend analysis, and filings-based data auditing. Markets and Competition Morningstar Direct’s primary markets are North America and Europe. Its key global competitors are Bloomberg, eVestment Alliance, FactSet Research System’s Cognity and SPAR, and LSEG’s (Refinitiv) Eikon. Morningstar, Inc. 2025 Annual Report  25 1 Information in any websites referenced herein are not incorporated by reference into this report. Toppan Merrill - Morningstar_ Inc. 10-K ED | 105212 | 10-Mar-26 14:57 | 26-5906-1.ca | Sequence: 3 CHKSUM Content: 7545 Layout: 34938 Graphics: 0 CLEAN JOB: 26-5906-1 CYCLE#;BL#: 10; 0 TRIM: 8.00" x 11.00" AS: Chicago: 877-427-2185 COLORS: PANTONE Cool Gray 11 U, Purple, ~note-color 2, Black, Gray GRAPHICS: none V1.5

Revenue Model and Renewal Rates Pricing is simplified to a license-based model that eliminates charges for add-on features in an effort to maximize customer experi- ence and allow users to extract value. We estimate that our annual revenue renewal rate for Morningstar Direct was approximately 104% in 2025. We estimate that the annual revenue renewal rate Morningstar Direct in 2024 was 106%, reflecting the retroactive application of the updated product area composition and the revised renewal rate methodology. The decline in the Morningstar Direct renewal rate was primarily driven by license consolidation with existing clients. Morningstar Advisor Workstation includes Advisor Workstation and Direct Advisory Suite, the newest advisor experience, which was launched in January 2025 with an updated modern interface built for the advisor workflow. Through Morningstar Advisor Workstation, we offer a connected suite of tools spanning proposal creation, investment research, investment planning, and more, which are pow- ered by Morningstar’s data, research, investor profiling tools, and robust portfolio analytics. These tools are designed to help our customers provide great advice to their clients. In 2025, we updated the composition of the Morningstar Advisor Workstation key product area to exclude revenue attributable to Annuity Intelligence, a small, non-core product. As we’ve reached new advisors with Direct Advisory Suite in 2025, we’ve also worked to upgrade the existing Advisor Workstation user base to the new platform. In addition to giving advisors access to Morningstar’s robust research and editorial content, the up- grade provides users with access to Direct Advisory Suite’s modern intuitive interface, additional datasets, and new capabilities. These expanded capabilities include customized digital reporting, security comparison, charting, as well as AI-assisted workflows such as: F Intelligent Import, a tool that extracts, recognizes, categorizes, and maps portfolios and holdings data from client statements, re- moving the need for manual data entry; F Natural language screening that enables users to initiate investment searches using conversational queries; and Morningstar Direct Licenses US Non-US 2021 2022 2023 9,020 8,401 9,072 9,490 2024 2025 8,901 9,879 9,096 9,665 9,236 9,185 17,421 18,421 18,562 18,78018,761 2025 10-K: Part I 26 Toppan Merrill - Morningstar_ Inc. 10-K ED | 105212 | 10-Mar-26 14:57 | 26-5906-1.ca | Sequence: 4 CHKSUM Content: 39173 Layout: 26735 Graphics: 21764 CLEAN JOB: 26-5906-1 CYCLE#;BL#: 10; 0 TRIM: 8.00" x 11.00" AS: Chicago: 877-427-2185 COLORS: PANTONE Cool Gray 11 U, 0, Purple, ~note-color 2, Black, Gray GRAPHICS: 5906-1_Morning_Direct_C.eps V1.5

F Portfolio talking points that analyze a portfolio’s risk fit, investment quality, asset allocation, and more using Morningstar’s data and research. Markets and Competition Morningstar Advisor Workstation is offered in the US and Canada, reaching more than 225 firms and 170,000 advisors. Competitors for Morningstar Advisor Workstation include CapIntel, FactSet, Kwanti, Nitrogen (formerly known as Riskalyze), and YCharts. Increasingly, broker/dealers and custodians are also building their own internal tools and attempting to bring their advisors’ practice management tools in-house, as with Pershing’s Wove platform. Revenue Model Morningstar Advisor Workstation generates license-based revenue and is primarily sold through an enterprise contract for retail advisors, which allows them to build and maintain a client portfolio database that can be connected to the home-office firm’s back- office technology and resources. We can also license single seats for individual advisors. Annual revenue renewal rates for 2025 are not currently available in light of ongoing updates to our billing system and a product transition. PitchBook PitchBook provides investors with access to what we believe is one of the most comprehensive collections of private market data and insights, complemented by Morningstar’s data and research on public equities. PitchBook’s data, research, and tools are delivered primarily through the PitchBook platform, an integrated solution for professionals globally who allocate, deploy, or advise on capital. Our platform combines data, proprietary research, and advanced AI-driven tools to deliver insights across private and public markets. Through the PitchBook platform and our direct data products, which deliver data via à la carte channels including APIs and data feeds, we offer the following capabilities: F Comprehensive, timely data coverage: PitchBook tracks millions of private and public companies, investors, funds, deals, loans, and executives. F Integrated research: PitchBook’s research team provides research and analytics on private equity, venture capital, credit, M&A, and managed vehicles, with full-time analyst coverage across 30 sectors and emerging technology practice areas and more than 2,400 research reports published in 2025. Additionally, its quantitative research function provides a comprehensive suite of per- formance measurement, risk, and predictive analytics tools, including investable indexes, fund benchmarks, portfolio forecasting models, and liquidity and risk assessments. PitchBook’s research center also features Morningstar’s public equity research, cov- ering approximately 1,600 companies using a consistent, proprietary methodology that focuses on fundamental analysis, com- petitive advantage assessment, and intrinsic value estimation. F Analytical and workflow tools: The platform includes advanced search, market intelligence dashboards, benchmarking, fund per- formance analytics, portfolio monitoring, and other features designed to surface relevant insights and simplify decision-making. AI-enabled experiences such as PitchBook Navigator leverage data proprietary research, and models to support conversational search, summaries, trend analysis, and due diligence workflows. F Software extensions and integrations: Clients can embed data directly into existing workflows through mobile applications, CRM integrations, and Excel and PowerPoint plug-ins, as well as integrations with enterprise AI providers. Morningstar, Inc. 2025 Annual Report  27 Toppan Merrill - Morningstar_ Inc. 10-K ED | 105212 | 10-Mar-26 14:57 | 26-5906-1.ca | Sequence: 5 CHKSUM Content: 38717 Layout: 8642 Graphics: 0 CLEAN JOB: 26-5906-1 CYCLE#;BL#: 10; 0 TRIM: 8.00" x 11.00" AS: Chicago: 877-427-2185 COLORS: PANTONE Cool Gray 11 U, Purple, ~note-color 2, Black, Gray GRAPHICS: none V1.5

F IP tools and proprietary methodologies: PitchBook develops proprietary methodologies and machine learning models, including the VC Exit Predictor, Manager Performance Scores, specialized industry indexes, private market barometers, and emerging tech- nology indicators. PitchBook serves a broad client base that includes private equity and venture capital firms, asset managers, limited partners, in- vestment banks, private credit investors, corporations, and professional service providers. As of December 31, 2025, we served ap- proximately 10,200 client accounts and 113,451 licensed users. In 2025, PitchBook expanded its private credit capabilities through the acquisition of Lumonic Inc. (Lumonic), a portfolio monitoring and management solution built for institutional investors. Lumonic extends PitchBook’s offerings beyond deal sourcing and deal execution to ongoing portfolio monitoring, risk assessment, and performance analysis. The acquisition is expected to strengthen end-to-end workflows for credit-focused investors and support future AI-enabled monitoring capabilities. We remained focused on enhancing the user experience and improving operational efficiency through AI. These efforts included the following activities in 2025 and through early February 2026: F Scaling AI and human insight: We continued to responsibly deploy and enhance our AI-powered data collection and ingestion processes with independent standards and human-in-the-loop governance focused on improving coverage, reliability, and pro- cessing speed while maintaining methodological consistency and data quality. F Embedding AI in workflows to accelerate insight generation and decision making: We integrated AI into tools such as PitchBook Navigator, Profile and Investor Summaries, Transcript Summaries, the VC Exit Predictor and most recently, PitchBook’s Valuation Estimates, a first of its kind, machine-learning-driven solution that delivers independent, data-driven valuation estimates for thousands of companies. F Expanding delivery of data and intellectual property, broadening access to differentiated data and intellectual property through integrations with leading enterprise AI applications and large language model (LLM) providers. F PitchBook was among the first private capital market intelligence providers to collaborate directly with Anthropic and OpenAI allowing PitchBook users to access the full depth of PitchBook’s differentiated private market data within the LLMs. F We introduced collaborations with purpose-built AI platforms for financial services including Hebbia and Rogo to integrate PitchBook’s data to automate analytical tasks such as market research, valuation comparisons, and financial modeling. Markets and Competition PitchBook’s largest markets in 2025 continued to be North America and Europe, with growing adoption in the Asia-Pacific (APAC) region and other international markets. We compete with providers of private market data, research, and workflow tools. Key competitors include Beauhurst, FactSet, MSCI, Preqin (a division of BlackRock), Refinitiv, S&P Global Market Intelligence, and smaller or specialized data providers. Competitors are assessed based on a number of factors, including data breadth and depth, quality, timeliness, user experience, global coverage, and integration of data and workflows. Revenue Model and Renewal Rates Pricing for the PitchBook platform is primarily based on the number of licensed users, with customized pricing available for large enterprises, boutique firms, and startup clients. Direct data products, including APIs and data feeds, are priced according to data volume, refresh requirements, and technical specifications. 2025 10-K: Part I 28 Toppan Merrill - Morningstar_ Inc. 10-K ED | 105212 | 10-Mar-26 14:57 | 26-5906-1.ca | Sequence: 6 CHKSUM Content: 61229 Layout: 12566 Graphics: 0 CLEAN JOB: 26-5906-1 CYCLE#;BL#: 10; 0 TRIM: 8.00" x 11.00" AS: Chicago: 877-427-2185 COLORS: PANTONE Cool Gray 11 U, Purple, ~note-color 2, Black, Gray GRAPHICS: none V1.5

In 2025, we estimate that our annual revenue renewal rate for PitchBook platform and direct data product combined was approx- imately 103%, compared with 108% in 2024. The decline primarily reflected softness in our corporate client segment, including higher churn and lower expansion activity, as well as reduced expansion activity in our core client segments. Prior to 2025, we reported the annual revenue renewal rate for PitchBook platform on a standalone basis. Morningstar Credit Morningstar Credit provides investors with credit ratings, research, data, and credit analytics solutions that, we believe, contribute to the transparency of international and domestic credit markets. Morningstar Credit includes Morningstar DBRS and Morningstar Credit Analytics (MCA). Morningstar DBRS is one of the top four rating agencies worldwide, generating revenue from providing independent credit ratings on financial institutions, corporates, sovereigns, and various structured finance instruments, such as asset-backed securities (ABS), residential mortgage-backed securities (RMBS), commercial mortgage-backed securities (CMBS), and collateralized loan obligations (CLOs). The credit analysis and the assignment of credit ratings can take place on issuance of new bonds or on a continuous basis for existing credit exposures. The fees to the issuer are based on the type of issuance, the size of the transaction, and the complexity of the analysis. In addition to ratings and research opinions, Morningstar Credit also offers data products derived from its ratings activities and analytical tools. These include ratings data feeds that can be integrated into companies’ internal databases, web-based research, and analytical tools. We estimate that the global ratings market totaled approximately $11.8 billion for the trailing 12 months ended September 30, 2025. As of December 2025, we rated more than 4,000 issuers and 60,000 securities worldwide, providing independent credit ratings for financial institutions, corporate and sovereign entities, and structured finance products and instruments. PitchBook Platform Licensed Users* 2021 2023 2024 2025 94,628 99,830 113,451113,447 73,940 2022 Includes the impact of legacy LCD clients who have migrated to the PitchBook Platform with the primary impact in 2024. In 2025, we updated the definition of PitchBook licensed users primarily to remove Morningstar and PitchBook active users. Licensed user counts for 2023 through 2025 have been reported based on the updated methodology; 2021 and 2022 user counts reflect the previous method. * Morningstar, Inc. 2025 Annual Report  29 Toppan Merrill - Morningstar_ Inc. 10-K ED | 105212 | 10-Mar-26 14:57 | 26-5906-1.ca | Sequence: 7 CHKSUM Content: 2180 Layout: 38512 Graphics: 31797 CLEAN JOB: 26-5906-1 CYCLE#;BL#: 10; 0 TRIM: 8.00" x 11.00" AS: Chicago: 877-427-2185 COLORS: PANTONE Cool Gray 11 U, 0, Purple, ~note-color 2, Black, Gray GRAPHICS: 5906-1_Pitchbook_Plat_C.eps V1.5

MCA completed its acquisition of Dealview Technologies Limited (DealX), a provider of standardized US CMBS and global CLO data in March 2025. This acquisition is expected to enhance MCA’s analytics in the structured finance sector and expand its reach in the private credit and leveraged loan markets. In October 2025, Morningstar DBRS entered the APAC market with the opening of an office in Sydney, Australia. Morningstar DBRS has been rating international offerings of APAC issuers for approximately 25 years, and the Sydney office will bring its full range of services closer to clients and investors in the area. Markets and Competition In 2025, Morningstar Credit’s largest markets by revenue were the US, followed by Canada and Europe, Middle East, and Africa (EMEA). Morningstar Credit’s competitors include Fitch Ratings, Kroll Bond Rating, Moody’s Ratings, and S&P Global Ratings. Revenue Model Morningstar Credit generates revenue from the assignment of credit ratings on the issuance of new bonds and via recurring revenue primarily derived from surveillance and research. Fees payable by the issuer are based on the type of issuance, the size of the trans- action, and the complexity of the analysis. Morningstar Credit also generates license-based revenue from its data feeds. Morningstar Wealth Morningstar Wealth brings together Investment Management, which includes Morningstar Model Portfolios and the International Wealth Platform, and our individual investor platform and media site, Morningstar Investor/Morningstar.com. Our offerings include professionally managed investment products built on Morningstar’s independent research, platform capabilities that streamline workflows, and tools that support scalable, personalized advice for advisors. We also offer access to Morningstar research and tools for self-directed investors. In February 2025, we announced plans to retire Morningstar Office, our practice and portfolio management software for registered investment advisors (RIAs). The transition of clients to SS&C’s Black Diamond and alternative platforms is underway and is expected to be completed in early 2026. In 2025, we also completed the retirement of our US Morningstar Wealth Turnkey Asset Management Platform (TAMP) following the sale of customer assets to AssetMark in 2024. Investment Management’s flagship offering is Morningstar Model Portfolios (also referred to as Morningstar® Managed Portfolios), an advisor service consisting of model portfolios designed for fee-based financial advisors. We offer multi-asset model portfolios and separately managed account strategies constructed using mutual funds, ETFs, and individual securities to meet defined invest- ment horizons, risk parameters, and targeted outcomes. Morningstar Model Portfolios are available through two core distribution channels: strategist models on third-party managed account platforms; and the Morningstar International Wealth Platform, primarily offered in the UK, which offers fee-based discretionary asset management services. The International Wealth Platform features digital onboarding, customizable advisor portals, multi-portfolio management, and AI-driven insights. As of December 31, 2025, Investment Management AUMA totaled $72.8 billion. 2025 10-K: Part I 30 Toppan Merrill - Morningstar_ Inc. 10-K ED | 105212 | 10-Mar-26 14:57 | 26-5906-1.ca | Sequence: 8 CHKSUM Content: 46772 Layout: 12566 Graphics: 0 CLEAN JOB: 26-5906-1 CYCLE#;BL#: 10; 0 TRIM: 8.00" x 11.00" AS: Chicago: 877-427-2185 COLORS: PANTONE Cool Gray 11 U, Purple, ~note-color 2, Black, Gray GRAPHICS: none V1.5

Additional offerings include institutional asset-management and asset-allocation services for asset managers, broker/dealers, and insurance providers. In 2025, net flows were approximately $2.0 billion across Investment Management including Morningstar Model Portfolios and assets on the International Wealth Platform invested in third-party model portfolios. Markets and Competition Investment Management’s core markets are the US, Australia, UK, and South Africa. Our competitors vary by product and geography: F Our key model portfolio offering competitors are BlackRock, Capital Group, and Clark Capital in the US. We face competition from Brooks Macdonald, LGT Wealth Management, and Tatton in EMEA, and Elston, Lonsec, and Russell in Australia. F Our key competitors for the Morningstar International Wealth Platform include abrdn, Aviva, Nucleus, and Parmenion. F We also compete with in-house research teams at independent broker/dealers who build proprietary portfolios for use on bro- kerage firm platforms, as well as other RIAs that provide investment strategies or models on these platforms. Revenue Model Investment Management revenue is primarily asset-based, with pricing dependent on the distribution channel and the products contained within the portfolios. Investment Management Assets Under Management/Advisement ($bil) Morningstar Model Portfolios Institutional Asset Management Asset Allocation Services 32.4 11.8 8.0 2021 38.7 7.7 9.1 32.6 9.8 8.5 20232022 43.8 7.0 11.5 2024 51.8 5.9 15.1 2025 52.2 50.9 55.5 72.8 62.3 ** * * Starting in 2022, includes assets on the International Wealth Platform invested in third-party model portfolios. Excluding these assets, assets in Morningstar Model Portfolios would have declined 13.0% in 2022 compared with the prior year, reflecting the broad decline in global markets that year. * Morningstar, Inc. 2025 Annual Report  31 Toppan Merrill - Morningstar_ Inc. 10-K ED | 105212 | 10-Mar-26 14:57 | 26-5906-1.ca | Sequence: 9 CHKSUM Content: 57240 Layout: 12960 Graphics: 29266 CLEAN JOB: 26-5906-1 CYCLE#;BL#: 10; 0 TRIM: 8.00" x 11.00" AS: Chicago: 877-427-2185 COLORS: PANTONE Cool Gray 11 U, 0, Purple, ~note-color 2, Black, Gray GRAPHICS: 5906-1_Invest_Manage_C.eps V1.5

Products for individual investors include Morningstar.com and Morningstar Investor. Morningstar.com is our primary media site, providing independent news, analysis, and educational content produced by Morningstar’s editorial and research teams. Our Morningstar Investor offering provides transparency into investment choices through research and tools to enable investors to make informed decisions about their portfolios. Markets and Competition Morningstar.com primarily competes with trading platforms that concurrently offer research and investing advice, such as E*Trade, Fidelity, and Schwab. As of December 31, 2025, there were 96,791 paid Morningstar Investor members in the US plus an additional 8,135 Morningstar In- vestor members across other global markets. Revenue Model Morningstar.com revenue is derived from ad sales. Our advertising business is entirely sold directly to clients, allowing us to build meaningful relationships with our advertisers, maintain pricing, and help us protect the integrity of our brand. We charge a monthly or annual subscription fee for Morningstar Investor. Morningstar Retirement Morningstar Retirement’s primary offerings include managed retirement accounts (MRA), fiduciary services, and custom models. MRA represented more than half of Morningstar Retirement AUMA and accounted for the majority of revenue in 2025. Morningstar Retirement offers three managed account types—Retirement Manager (branded), white-labeled, and advisor managed—designed for various distribution channels. Defined contribution (DC) retirement plans are the predominant users of the three managed account Morningstar Investor Memberships (US)* 2021 2023 2024 2025 108,405 100,111 96,79197,311 115,541 2022 In 2022, Morningstar Investor was launched as the successor to Morningstar.com Premium. * 2025 10-K: Part I 32 Toppan Merrill - Morningstar_ Inc. 10-K ED | 105212 | 10-Mar-26 14:57 | 26-5906-1.ca | Sequence: 10 CHKSUM Content: 57050 Layout: 55018 Graphics: 40719 CLEAN JOB: 26-5906-1 CYCLE#;BL#: 10; 0 TRIM: 8.00" x 11.00" AS: Chicago: 877-427-2185 COLORS: PANTONE Cool Gray 11 U, 0, Purple, ~note-color 2, Black, Gray GRAPHICS: 5906-1_Morn_Investors_C.eps V1.5

types, although they can also be used with individual retirement accounts (IRAs). Managed accounts provides retirement plan partic- ipants with personalized investment and savings advice. With Retirement Manager, Morningstar Retirement serves as the fiduciary and the service uses our user experience, engines, and portfolio-management capabilities. Advisor managed accounts gives advisory firms more control over the design of the underlying investment portfolios, while white-labeled managed accounts gives record- keepers the opportunity to serve as the fiduciary and to own the look and feel of the service while leveraging our engines and in- vestment expertise. Fiduciary services was the second-largest Morningstar Retirement product by revenue in 2025, accounting for approximately a quarter of overall AUMA. Through this offering, we help plan sponsors and advisors deliver high-quality retirement plan lineups while assuming the vast majority of the operational and fiduciary burdens. We also manage lineups within Pooled Employer Plans as well as within Plan Advantage, our practice management platform for advisors. Custom models was Morningstar Retirement’s third-largest product in 2025. We offer two primary services. We design scalable so- lutions that help recordkeepers offer their clients more customized target maturity and risk-based models for their smaller retirement plan lineups. We also provide custom model services directly to large plan sponsors, creating target date models that are designed around a plan’s participant demographics and investment menus. As of December 31, 2025, Morningstar Retirement AUMA totaled $305.2 billion. We primarily reach individual investors through DC plans offered by their employers. Recordkeepers, plan sponsors, advisors, con- sultants, and asset managers are our primary distribution channels. During 2025, we added around 290 retirement plans and 17,000 participants across the 26 RIAs and four asset managers on our advisor managed accounts network. As of December 31, 2025, we served a total of 95 retirement service providers, broker dealers, asset managers, plan sponsors and RIAs, representing approximately 298,000 plans and 2.3 million managed accounts participants. Markets and Competition Our main focus geographically is the US, a retirement market that continues to demonstrate healthy growth. Our competitors vary by product and include: F Managed accounts: Edelman Financial Engines, Fidelity, and SMART F Fiduciary services: Envestnet, Leafhouse, Mesirow Financial, and Wilshire F Custom models: Retirement plan consulting firms Revenue Model Pricing is asset-based and depends on the level of services offered (including the degree of fiduciary responsibility Morningstar Re- tirement is assuming under the Employee Retirement Income Security Act, or ERISA), the number of participants, the level of systems integration required, total AUMA, and the availability of competing products. Morningstar, Inc. 2025 Annual Report  33 Toppan Merrill - Morningstar_ Inc. 10-K ED | 105212 | 10-Mar-26 14:57 | 26-5906-1.ca | Sequence: 11 CHKSUM Content: 46803 Layout: 8642 Graphics: 0 CLEAN JOB: 26-5906-1 CYCLE#;BL#: 10; 0 TRIM: 8.00" x 11.00" AS: Chicago: 877-427-2185 COLORS: PANTONE Cool Gray 11 U, Purple, ~note-color 2, Black, Gray GRAPHICS: none V1.5

Corporate and All Other Corporate and All Other includes unallocated corporate expenses as well as financial results from Morningstar Sustainalytics and Morningstar Indexes. Morningstar Sustainalytics provides environmental, social, and governance data, research, and ratings to institutional investors globally, covering equity, fixed income, and sovereign asset classes, designed to support clients’ investment selection and reporting, risk management, and climate strategies. Our offerings include our flagship ESG Risk Ratings that help investors assess financially material risks that could affect the long-term performance of their investments, the Morningstar Sustainalytics Low Carbon Transition Ratings (LCTR) which provide a forward-looking, science-based evaluation of a company’s alignment with a net-zero pathway, as well as data that supports clients in meeting regulatory reporting requirements. Investors can also use our data to personalize their portfolios by choosing to overweight, underweight, or limit their exposure to a wide range of factors. In 2025, we expanded our climate data and introduced an “enhanced controversies” solution based on a dual scoring system that incorporates a risk signal, which aligns controversies with potential financial risks, and an impact signal, which assesses the severity, scope, and remediation efforts related to an incident. We also focused on enhancing the client experience through efforts to improve the accuracy and reliability of our indicator data and introduced a new client support model. In January 2026, we announced our plans to retire our second-party opinions product by the end of the first quarter as part of a broader effort to sharpen Morningstar Sustainalytics’ focus on its core data, research and ratings businesses. Markets and Competition In 2025, Morningstar Sustainalytics’ largest markets were EMEA and North America. Key competitors for Morningstar Sustainalytics include ISS STOXX, MSCI, and S&P Global. Morningstar Retirement Assets Under Management/Advisement ($bil) Managed retirement accounts Fiduciary services Custom models/CIT 111.1 60.2 41.6 2021 134.8 56.2 39.4 109.3 50.4 34.9 20232022 160.4 65.8 49.7 190.4 72.8 42.0 2024 2025 212.9 194.6 230.4 305.2 275.9 2025 10-K: Part I 34 Toppan Merrill - Morningstar_ Inc. 10-K ED | 105212 | 10-Mar-26 14:57 | 26-5906-1.ca | Sequence: 12 CHKSUM Content: 11780 Layout: 4904 Graphics: 39384 CLEAN JOB: 26-5906-1 CYCLE#;BL#: 10; 0 TRIM: 8.00" x 11.00" AS: Chicago: 877-427-2185 COLORS: PANTONE Cool Gray 11 U, 0, Purple, ~note-color 2, Black, Gray GRAPHICS: 5906-1_Morn_Retirement_C.eps V1.5

Revenue Model and Renewal Rates Morningstar Sustainalytics operates on a subscription-based pricing model (recurring revenue) for data and research products, which accounted for a significant majority of its revenue in 2025. We estimate that our annual revenue renewal rate for Morningstar Sustainalytics’ license-based products was approximately 93% in both 2024 and 2025 reflecting the revised renewal rate methodology. Morningstar Indexes offers a broad range of market indexes that can be used as performance benchmarks and as the basis for in- vestment products and other portfolio strategies for a wide range of retail and institutional investor clients. Combining Morningstar’s intellectual property with our industry leading index methodology, our global family of indexes tracks major global regions, strategies, and asset classes, including equity, fixed income, and multi-asset as well as private markets and sustainability. In 2025, Morningstar Indexes introduced several new product innovations, particularly in the private markets and thematic research space. On February 2, 2026, Morningstar completed its acquisition of the Center for Research in Security Prices, or CRSP, from the University of Chicago. This acquisition is expected to significantly enhance our index and data capabilities. Markets and Competition In 2025, Morningstar Indexes’ largest markets were North America and EMEA. Key industry competitors include Bloomberg Indices, FTSE Russell, MSCI, and S&P Dow Jones Indices. Revenue Model We license Morningstar Indexes to numerous institutions to use as the basis for ETFs, mutual funds, derivatives and separately man- aged accounts. Firms license Morningstar Indexes for product creation (where we typically receive the greater of a minimum fee or basis points tied to assets under management) and data licensing (where we typically receive annual licensing fees). In both cases, pricing varies based on the level of distribution, the type of user, and the specific indexes licensed. In addition, Morningstar Indexes offers index calculation and administration services through its index services. Asset Value Linked to Morningstar Indexes ($bil) 2021 2024 20252023 176.7 252.3 210.9 147.7147.0 2022 Morningstar, Inc. 2025 Annual Report  35 Toppan Merrill - Morningstar_ Inc. 10-K ED | 105212 | 10-Mar-26 14:57 | 26-5906-1.ca | Sequence: 13 CHKSUM Content: 39123 Layout: 9709 Graphics: 64669 CLEAN JOB: 26-5906-1 CYCLE#;BL#: 10; 0 TRIM: 8.00" x 11.00" AS: Chicago: 877-427-2185 COLORS: PANTONE Cool Gray 11 U, 0, Purple, ~note-color 2, Black, Gray GRAPHICS: 5906-1_Asset_Value_C.eps V1.5

Our Strategy Our strategy is to deliver insights and experiences that make us essential to the investor workflow. We are currently focused on the following five strategic priorities: F Win for Investors: Deliver differentiated insights and solutions that make us essential to investors by emphasizing research as the company’s research & development (R&D) engine. F Lead in AI to Empower Investor Success: Make Morningstar AI-native, rethinking capabilities and processes to greatly improve the speed and quality of insights and experiences essential to the investor workflow. F Own the Language of Markets: Become the trusted universal language for public and private markets. F Scale for Impact: Drive operational excellence and scalability to support profitable growth. F Build an Exceptional Culture: Foster a workplace where every employee is empowered to make a difference and act with integrity. Our People At Morningstar, our people are one of our most important assets. We aim to foster an environment where the people who power our mission know their ideas are welcome, their voices are heard, and their contributions are rewarded. Our human capital management efforts are managed by our chief people officer and implemented with support from leaders across the company, with oversight from our chief executive officer (CEO) and board of directors. The compensation committee of our board of directors approves incentive plan design and performance goals and reviews emerging compensation policies, practices, and po- tential risks. In addition, human capital management efforts are implemented by leaders across the company. We seek to align our employees around Morningstar’s values as we use them to guide our business. This shared set of values is: Champion the Investor; Dream Big, Drive Change; Execution is Everything; Growth Mindset; and One Team. Our Teams We believe the collective mix of our different backgrounds and experiences makes us a stronger global firm. Our development of teams helps us understand businesses and markets and engage customers around the world. As a global employer, our goal is to foster in- clusive environments that encourage open dialogue, spark creativity, and fuel innovation that may lead to better business outcomes. As of December 31, 2025, we had 10,973 permanent, full-time employees around the world. Approximately 43% of our employees work in India, 29% in the US, 10% in Continental Europe, 7% in Canada, 6% in the UK, and the remainder in Australia, Asia (ex-India), and other regions. Employee Data Morningstar’s global turnover remained flat at 17% in 2025. Involuntary turnover increased to 5% in 2025 from 4% in 2024, while voluntary turnover decreased from 13% in 2024 to 12% in 2025. In addition to tracking and analyzing retention, our organization’s people analytics team actively monitors and shares semi- annual metrics related to the employee experience, including employee satisfaction, intent to stay, discretionary effort, and enablement. We also evaluate perceptions of managers, psychological safety, and overall well-being through surveys, focus groups, and exit interviews. 2025 10-K: Part I 36 Toppan Merrill - Morningstar_ Inc. 10-K ED | 105212 | 10-Mar-26 14:57 | 26-5906-1.ca | Sequence: 14 CHKSUM Content: 39250 Layout: 12566 Graphics: 0 CLEAN JOB: 26-5906-1 CYCLE#;BL#: 10; 0 TRIM: 8.00" x 11.00" AS: Chicago: 877-427-2185 COLORS: PANTONE Cool Gray 11 U, Purple, ~note-color 2, Black, Gray GRAPHICS: none V1.5

Based on our average measurement across the year, Morningstar’s overall engagement score increased to 66% from 64% in 2024. Our people and culture team in partnership with our executive leadership remain committed to monitoring feedback and imple- menting changes to support employees. Morningstar’s efforts to reward and support our colleagues reflect our belief that people are central to our success. We offer a variety of benefits through a total rewards package that supports the financial, physical, emotional, and social well-being of our colleagues. In 2025, we rolled out a peer-to-peer rewards and recognition system designed to reinforce our shared values resulting in over 29,000 individual and team recognitions. In 2025, we enhanced our educational stipend program to further support both the personal and professional development of our employees, allowing colleagues to use up to 50% of the stipend for wellness purposes, such as gym memberships, sports equipment, and nutrition coaching. Since the stipend enhancement, participation in the program has increased to more than 85%. Professional Growth Morningstar offers a variety of educational and career development programs designed to ensure ongoing growth opportunities and a meaningful set of development experiences for our colleagues across the globe. Notably, we offer our employees annual edu- cational stipends to spend on their choice of professional development resources, while also providing financial support for continuing education and the pursuit of professional certifications. In 2025, 52% of our open roles were filled by internal candidates, demon- strating the value we place on developing, recognizing, and rewarding internal talent. We also offer learning and growth programs for colleagues at every level within our organization. The Morningstar Development Program (MDP) is our two-year program for recent university graduates and entry-level professionals. Participants start their careers at Morningstar placed into business units that align to their career interests or can opt into a structured rotational experience. For those more advanced in their careers, Morningstar offers targeted development and learning opportunities. For example, our Manager Academy provides training and development for colleagues who have been newly promoted into manager roles. Similarly, our Leader Academy supports leaders who are guiding others, driving high-impact projects, or shaping business strategy. We also offer high potential programs geared towards select individuals at key inflection points in their career such as our Emerging Leader and High Performer Programs. Major Customer Groups Given our strategy and core capabilities discussed above, we focus on eight primary customer groups, listed below. Note that some of our clients may have activities that are classified in more than one of these groups and, in particular, we derive a significant per- centage of revenue from integrated financial institutions. F Advisors (also referred to as “wealth managers”, including independent financial advisors and those affiliated with RIAs, broker/dealers or other intermediaries) F Alliances and redistributors (including global fintech firms) F Asset managers (including fund companies, insurance companies, and other companies that build and manage portfolios of se- curities for their clients) F Fixed-income security issuers and arrangers F Individual investors F Institutional asset owners and consultants Morningstar, Inc. 2025 Annual Report  37 Toppan Merrill - Morningstar_ Inc. 10-K ED | 105212 | 10-Mar-26 14:57 | 26-5906-1.ca | Sequence: 15 CHKSUM Content: 35436 Layout: 8642 Graphics: 0 CLEAN JOB: 26-5906-1 CYCLE#;BL#: 10; 0 TRIM: 8.00" x 11.00" AS: Chicago: 877-427-2185 COLORS: PANTONE Cool Gray 11 U, Purple, ~note-color 2, Black, Gray GRAPHICS: none V1.5

F Private market investors (including private equity and venture capital firms, asset managers, limited partners, investment banks, private credit investors, corporations and professional service providers) F Retirement plan providers, advisors, and sponsors Revenue Types We leverage our differentiated data and research to sell products and services across our portfolio that generate revenue in three primary ways: License-based: The majority of our research, data, and proprietary platforms are accessed via subscription services that grant access on either a per user or enterprise-basis for a specified period of time. License-based revenue represented 70.3% of our 2025 con- solidated revenue compared to 71.4% in 2024 and 74.4% in 2023. Asset-based: We charge basis points and other fees for AUMA. Asset-based revenue represented 14.0% of our 2025 consolidated revenue compared to 14.6% in 2024 and 13.7% in 2023. Transaction-based: Represents revenue that is one time in nature and related Morningstar Credit recurring revenue primarily derived from surveillance and research. Transaction-based revenue represented 15.7% of our 2025 consolidated revenue compared to 14.0% in 2024 and 11.9% in 2023. Largest Customer In 2025, our largest customer accounted for less than 3% of our consolidated revenue. Acquisitions and Divestitures Since our founding in 1984, we’ve supported our organic growth by introducing new products and services and expanding our existing offerings. From 2006 through 2025, we also completed 46 acquisitions to support our growth objectives. We had two acqui- sitions and no significant divestitures in 2025. For more information about our acquisitions and divestitures, refer to Notes 9 and 10, respectively, of the Notes to our Consolidated Financial Statements. International Operations We conduct our business operations outside of the US through wholly-owned subsidiaries located across the Americas, EMEA, and APAC regions. See Note 6 of the Notes to our Consolidated Financial Statements for additional information concerning revenue from customers and assets from our business operations outside the US. Intellectual Property and Other Proprietary Rights We treat our brand name and logo, product names, databases and related content, software, technology, and know-how as propri- etary. We seek to protect this intellectual property through a combination of: (i) trademark, copyright, patent and trade secrets laws; (ii) licensing and nondisclosure agreements; and (iii) other security and related technical measures designed to restrict un- authorized access and use. 2025 10-K: Part I 38 Toppan Merrill - Morningstar_ Inc. 10-K ED | 105212 | 10-Mar-26 14:57 | 26-5906-1.ca | Sequence: 16 CHKSUM Content: 40875 Layout: 12566 Graphics: 0 CLEAN JOB: 26-5906-1 CYCLE#;BL#: 10; 0 TRIM: 8.00" x 11.00" AS: Chicago: 877-427-2185 COLORS: PANTONE Cool Gray 11 U, Purple, ~note-color 2, Black, Gray GRAPHICS: none V1.5

Because of the value of our brand name and logo, we generally seek to register one or both as trademarks in the relevant international classes in any jurisdiction in which we have business offices or significant operations. We have registered the Morningstar name and/or logo in approximately 50 jurisdictions, including the EU. “Morningstar” and the Morningstar logo are both registered marks of Morningstar in the US. The table below includes some of the trademarks and service marks referenced in this Annual Report on Form 10-K (this Report): Morningstar® Advisor WorkstationSM Morningstar® Plan AdvantageSM Morningstar Analyst RatingTM Morningstar® Portfolio X-Ray® Morningstar® ByAllAccounts® Morningstar RatingTM Morningstar® Data Morningstar® Retirement ManagerSM Morningstar DirectSM Morningstar Style BoxTM Morningstar® Direct Web ServicesSM Morningstar Sustainability RatingTM Morningstar® Indexes Morningstar.com® Morningstar® Managed PortfoliosSM PitchBook® Morningstar Market BarometerSM DBRS® Morningstar Office CloudSM Sustainalytics® In addition to trademark registrations, we hold several US and foreign patents and are applying for several additional patents in var- ious jurisdictions around the world, including the US. Our existing patents include those for coordinate-based document processing/data entry, portfolio management analysis, manager structure optimization via different tax strategies, and improved grid-less table processing. License agreements We license our products and related intellectual property to our customers, generally for a fee, using our standard agreement forms, and we do not provide our products and services to customers or other users without having an agreement in place. We maintain licensing agreements with most of our larger Morningstar operating companies worldwide, giving them access to our intellectual property, including, without limitation, our products, trademarks, databases and content, technology, and know- how. These agreements allow our operating companies to both market standard Morningstar products and services in their op- erating territories and to develop and sell territory-specific variants of those products under the Morningstar name in their specific territories. In the ordinary course of our business, we obtain and use intellectual property from a variety of sources, including, without limitation,  licensing it from third-party providers, developing it internally, and gathering it through publicly available sources (e.g., regulatory filings). Morningstar, Inc. 2025 Annual Report  39 Toppan Merrill - Morningstar_ Inc. 10-K ED | 105212 | 10-Mar-26 14:57 | 26-5906-1.ca | Sequence: 17 CHKSUM Content: 44767 Layout: 8642 Graphics: 0 CLEAN JOB: 26-5906-1 CYCLE#;BL#: 10; 0 TRIM: 8.00" x 11.00" AS: Chicago: 877-427-2185 COLORS: PANTONE Cool Gray 11 U, Purple, ~note-color 2, Black, Gray GRAPHICS: none V1.5

Seasonality We believe our business has a minimal amount of seasonality. We sell most of our products with subscription terms of at least one year and we recognize revenue ratably over the noncancellable term of each subscription agreement. We believe market movements and general market conditions have more influence on our performance than seasonality. The revenue we earn from asset-based fees depends on the value of assets on which we provide advisory services as well as the value of assets tracking our indexes; the size of our asset base can increase or decrease along with trends in market performance. In addition, our credit ratings business is subject to market effects on the level of fixed-income issuance. Competitive Landscape The economic and financial information industry includes a few large firms, as well as numerous smaller companies, including startup firms. Some of these companies have financial resources that are significantly greater than ours. We also compete with a variety of other companies of varying sizes in specific areas of our business. We discuss some of the key competitors in each area in the “Our Segments and Products” section of Part I, Item 1. Business of this Report. We believe the most important competitive factors in our industry are brand and reputation, data accuracy and quality, technology, breadth of data coverage, quality of investment and credit research and analytics, design, product reliability, and value of the products and services provided. Research and Development A key aspect of our growth strategy is to expand and enhance our existing products and services. We strive to adopt new technology, including AI, that can improve our products and services. Our current AI product offerings incorporate both internally-developed and third-party models and are generally intended to simplify user access to Morningstar research and data, both through Morningstar applications and directly through AI platforms. As a general practice, we manage our own websites and build our own software rather than relying on outside vendors. This allows us to control our technology development and better manage costs, en- abling us to respond quickly to market changes and to meet customer needs efficiently. Our research and development initiatives include the integration of AI and related technologies into our internal processes and products with the goal of improving employee productivity, supporting data acquisition and analysis, and enhancing the functionality and user experience of our offerings, which includes a focus on expanded delivery of our data and research to AI platforms and applications. Government Regulation In addition to generally applicable laws and regulations, certain subsidiaries of Morningstar are subject to laws and regulations specific to the business activities they engage in. These laws and regulations are most pervasive across all or most of the markets in which we operate our credit ratings, investment management, investment research, ESG research, ratings and data, and indexes businesses. Regulatory bodies or agencies that regulate our subsidiaries that are engaged in these activities often have broad ad- ministrative powers, including powers to prohibit or restrict engaging in regulated business activities in addition to powers to censure, impose fines, and require remedial undertakings in cases of noncompliance. The rules governing the regulation of these subsidiaries are detailed and technical. Accordingly, the discussion below, which is general in nature, does not purport to be complete and is subject to change based on future legislative, enforcement, and supervisory activities. Additional legislation and regulations, including those not tied to currently regulated activities or changes in the interpretation or enforcement of existing laws and rules may adversely affect our business and profitability. 2025 10-K: Part I 40 Toppan Merrill - Morningstar_ Inc. 10-K ED | 105212 | 10-Mar-26 14:57 | 26-5906-1.ca | Sequence: 18 CHKSUM Content: 12480 Layout: 12566 Graphics: 0 CLEAN JOB: 26-5906-1 CYCLE#;BL#: 10; 0 TRIM: 8.00" x 11.00" AS: Chicago: 877-427-2185 COLORS: PANTONE Cool Gray 11 U, Purple, ~note-color 2, Black, Gray GRAPHICS: none V1.5

Morningstar Credit Morningstar DBRS operates through licensed credit rating entities across major jurisdictions, each subject to local regulatory re- quirements (primarily relating to independent credit rating services in structured finance instruments, corporate credit issuer, in- surance companies, and financial institutions), oversight, and periodic examination. F United States: Morningstar DBRS’s US credit rating entity, DBRS, Inc., is registered with the US Securities and Exchange Com- mission (SEC) as a Nationally Recognized Statistical Rating Organization (NRSRO). DBRS, Inc. is subject to certain requirements, regulations, and annual examination under the Securities Exchange Act of 1934, as amended (Exchange Act). DBRS, Inc.’s affiliated rating agencies, DBRS Limited, DBRS Ratings Limited, DBRS Ratings GmbH and DBRS Ratings Pty Limited, are each also registered with the SEC as credit rating affiliates of DBRS, Inc. F Canada: Morningstar DBRS’s Canadian credit rating entity, DBRS Limited, is designated as a Designated Rating Organization (DRO) in Canada with the Ontario Securities Commission (OSC) as its principal regulator, and is subject to certain requirements, regulations, and examination by the OSC under National Instrument 25-101. DBRS Limited’s affiliated rating agencies, DBRS, Inc., DBRS Ratings Limited, and DBRS Ratings GmbH, are each also designated as DRO affiliates in Canada. F United Kingdom: Morningstar DBRS’s credit rating entity located in the UK, DBRS Ratings Limited, is registered with, and regulated by, the UK Financial Conduct Authority (FCA) as a credit rating agency and is subject to certain regulatory requirements in the UK primarily relating to record-keeping, reporting, governance, and conflicts of interest. F European Union: Morningstar DBRS´s credit rating entity in the EU, DBRS Ratings GmbH (located in Frankfurt, Germany), which together with its branches, DBRS Ratings GmbH Sucursal en España (located in Madrid, Spain) and DBRS Ratings GmbH, Branch India (located in Mumbai, India) is registered with and regulated by the European Securities and Markets Authority (ESMA) as a credit rating agency under Regulation (EC) No 1060/2009, as amended. F Australia: Morningstar DBRS´s credit rating entity in Australia, DBRS Ratings Pty Limited, holds an Australian financial services license under the Australian Corporations Act 2001 (Au Act) to only provide credit ratings to “wholesale clients” within the meaning of section 761G of the Au Act. Investment Management and Investment Research Morningstar provides investment management, advisor, and research services globally through subsidiaries registered with and supervised by local regulators. F United States: F Morningstar Investment Management LLC (Morningstar Investment Management), is registered as an investment adviser with the SEC under the Investment Advisers Act of 1940, as amended (Advisers Act) and has fiduciary obligations to clients and is subject to examination by the SEC. In 2025, Morningstar Investment Services LLC and Morningstar Research Services LLC withdrew their registrations as investment advisers with the SEC. F Morningstar Funds Trust (the Trust) is an SEC-registered open-end management investment company with Morningstar In- vestment Management serving as the sponsor and investment adviser of the Trust, subjecting it to the requirements of the Investment Company Act primarily relating to record-keeping, reporting, standards of care, valuation, and distribution. As sponsor and investment adviser to the Trust, Morningstar Investment Management is subject to examinations by the SEC. F Connected with the Trust, Morningstar Investment Management is registered with the US Commodity Futures Trading Com- mission (CFTC) as a commodity pool operator (CPO) and a member of the National Futures Association (NFA). As a CPO, Morningstar Investment Management is subject to reporting and record-keeping requirements, as well as examinations by the NFA and/or the CFTC. Morningstar, Inc. 2025 Annual Report  41 Toppan Merrill - Morningstar_ Inc. 10-K ED | 105212 | 10-Mar-26 14:57 | 26-5906-1.ca | Sequence: 19 CHKSUM Content: 64965 Layout: 8642 Graphics: 0 CLEAN JOB: 26-5906-1 CYCLE#;BL#: 10; 0 TRIM: 8.00" x 11.00" AS: Chicago: 877-427-2185 COLORS: PANTONE Cool Gray 11 U, Purple, ~note-color 2, Black, Gray GRAPHICS: none V1.5

F In cases where these subsidiaries provide investment advisory services to retirement plans and their participants, they may be acting as fiduciaries under the Employee Retirement Income Security Act of 1974 (ERISA). F Australia: Morningstar Australasia Pty Limited and Morningstar Investment Management Australia Limited are each registered under an Australian Financial Services license and subject to oversight by the Australian Securities and Investments Commission (ASIC). The licenses require them to maintain positive net asset levels and minimum capital requirements, and to comply with the audit requirements of ASIC. Morningstar Investment Management Australia Limited is additionally the Responsible Entity and the issuer of units in managed funds for superannuation funds, institutions, platform distributors, financial advisers, and individuals within the Australian market. F United Kingdom: Morningstar Investment Management Europe Limited, Smart Investment Management Limited, Morningstar Wealth Administration Limited and Morningstar Wealth Retirement Services Limited are authorized and regulated by the FCA to advise, arrange, and manage investments across financial instruments. All firms are subject to the applicable requirements of the FCA Handbook of rules and guidance. F United Arab Emirates: Morningstar Wealth Administration Limited operates a branch office in the Dubai International Financial Centre, pursuant to the applicable requirements and regulations defined in the Dubai Financial Services Authority Rulebook. F Channel Islands: Morningstar Wealth International Limited is authorized and regulated by the Jersey Financial Services Com- mission to deal in investments through an investment platform, subject to the applicable requirements and regulations set out in the Jersey Financial Services Commission Handbooks and Codes of Practice. F South Africa: Morningstar Investment Management South Africa (Pty) Ltd is authorized and regulated by the South African Fi- nancial Sector Conduct Authority to provide certain financial services under both Category I (advisory) and Category II (discre- tionary) licenses, with activities subject to associated product approvals granted by the Financial Sector Conduct Authority. F Other Regions: Entities in other regions (including in Hong Kong, India, Japan, and Singapore, among others) are registered with their respective regulatory bodies but conduct limited regulated business activity to date (although this may change). Morningstar Sustainalytics GES International AB, a subsidiary of Morningstar Sustainalytics previously notified the Swedish Finansinspektionen under Section 3 of the Act on Proxy Advisors of its business activity as a proxy advisor in Sweden. In accordance with the UK Proxy Advisors (Share- holders’ Rights) Regulations 2019, Sustainalytics UK Ltd. was added to the FCA’s list of Proxy Advisors in early 2022 and is subject to certain disclosure and governance requirements. The provision of ESG ratings and data is the subject of both pending and proposed legislation and regulation. We continue to monitor pending and proposed ESG ratings and data legislation and regulations in the jurisdictions we operate in, including the UK. A program of regulatory readiness is currently underway aimed at adapting Morningstar Sustainalytics’ business model, operational processes, and corporate organization for the purposes of the new EU ESG Rating Provider Regulation (Regulation (EU) 2024/3005). Morningstar Indexes Morningstar Indexes Limited was historically registered and authorized by the FCA as a UK benchmark administrator, and Morningstar Indexes GmbH was registered and authorized by the German Federal Financial Supervisory Authority (BaFin) as an EU benchmark administrator. In 2025, the transfer of administration of UK benchmarks to Morningstar Indexes GmbH was formally completed and the UK authorization terminated. Morningstar Indexes GmbH continues to be registered with, and regulated by, BaFin and is author- ized to act as an EU benchmark administrator. 2025 10-K: Part I 42 Toppan Merrill - Morningstar_ Inc. 10-K ED | 105212 | 10-Mar-26 14:57 | 26-5906-1.ca | Sequence: 20 CHKSUM Content: 20186 Layout: 12566 Graphics: 0 CLEAN JOB: 26-5906-1 CYCLE#;BL#: 10; 0 TRIM: 8.00" x 11.00" AS: Chicago: 877-427-2185 COLORS: PANTONE Cool Gray 11 U, Purple, ~note-color 2, Black, Gray GRAPHICS: none V1.5

Effective January 2026, amendments to the EU Benchmark Regulation removed all benchmarks other than those benchmarks with significant economic relevance for the EU market or that contribute to key EU policies, from the regulation’s scope. The result is that the majority of Morningstar Indexes’ benchmarks will technically fall out of scope of the EU Benchmark Regulation Morningstar In- dexes GmbH is registered with, and regulated by, the BaFin and is authorized to act as an EU benchmark administrator. Information about our Executive Officers As of January 1, 2026, our executive officers were the following individuals*: Name Age Position Joe Mansueto 69 Executive Chairman and Chairman of the Board Kunal Kapoor 50 Chief Executive Officer Michael Holt 46 Chief Financial Officer *Effective November 21, 2025, our former chief revenue officer, Danny Dunn, departed the company. Joe Mansueto Joe Mansueto founded Morningstar in 1984 and became executive chairman in 2017. He has served as chairman of the board of di- rectors from the company’s inception, and as chief executive officer from 1984 to 1996 and again from 2000 to 2016. Under Mansueto’s leadership, Morningstar was recognized as a top employer from the Chicago Tribune and Fortune, a fast-growing company from Crain’s Chicago Business, and a leader in design from AIGA Chicago Chapter. Mansueto has been named to lists of influencers and innovators by Chicago Magazine, InvestmentNews, MutualFundWire.com, and SmartMoney. He has received awards from PlanSponsor, Tiburon, and the University of Chicago. Before founding Morningstar, Mansueto was a securities analyst at Harris Associates. He holds a bachelor’s degree in business ad- ministration from the University of Chicago and a master’s degree in business administration from the University of Chicago Booth School of Business. Mansueto owns two soccer teams, Chicago Fire FC and FC Lugano, and invests in several media companies, real estate properties and other business and philanthropic ventures. He previously served on the board of directors of Whole Foods Market, Inc. Kunal Kapoor Kunal Kapoor, CFA, is chief executive officer of Morningstar. Before assuming his current role in 2017, he served as president, re- sponsible for product development and innovation, sales and marketing, and driving strategic prioritization across the firm. Since joining Morningstar in 1997 as a data analyst, Kapoor has held a variety of roles at the firm, including leadership positions in research and innovation. He served as director of mutual fund research and was part of the team that launched Morningstar Invest- ment Services, Inc., before moving on to other roles including director of business strategy for international operations, and later, president and chief investment officer of Morningstar Investment Services. During his tenure, he also led Morningstar.com® and the firm’s data business as well as its global products and client solutions group. Kapoor holds a bachelor’s degree in economics and environmental policy from Monmouth College and a master’s degree in business administration from the University of Chicago Booth School of Business. He also holds the Chartered Financial Analyst® designation, Morningstar, Inc. 2025 Annual Report  43 Toppan Merrill - Morningstar_ Inc. 10-K ED | 105212 | 10-Mar-26 14:57 | 26-5906-1.ca | Sequence: 21 CHKSUM Content: 28009 Layout: 8642 Graphics: 0 CLEAN JOB: 26-5906-1 CYCLE#;BL#: 10; 0 TRIM: 8.00" x 11.00" AS: Chicago: 877-427-2185 COLORS: PANTONE Cool Gray 11 U, Purple, ~note-color 2, Black, Gray GRAPHICS: none V1.5 is a member of the CFA Society of Chicago, and served on the board of PitchBook, prior to its acquisition by Morningstar in late 2016. Kapoor is also a member of the board of directors of Wealth Enhancement Group, a privately-owned independent wealth management firm, a member of the Council on Chicago Booth, and serves on the boards of several Chicago non-profit organizations. In 2010, Crain’s Chicago Business named him to its annual 40 Under 40 class, a list that includes professionals from a variety of industries who are contributing to Chicago’s business, civic, and philanthropic landscape. Michael Holt Michael Holt, CFA, is chief financial officer of Morningstar, responsible for controllership, tax, internal audit, financial planning and analysis, procurement, treasury, real estate and facilities, and investor relations. Before assuming his current role in 2025, Holt served as Morningstar’s chief strategy officer for seven years and, in 2023, was also named president of Morningstar’s Research and Investments group, overseeing the 400-person team responsible for Morningstar’s rigorous, independent equity and managed investment analysis and ratings as well as portfolio construction for the company’s in- vestment management capabilities. Holt first joined Morningstar in 2008 as an equity analyst, and his strengths in assessing company value and competitive advantage earned him progressively more senior roles over the following six years. He led the global equity research team from 2014 to 2018, before he assumed the corporate strategy position, in which he played an important role in growing Morningstar’s revenue profile and set of capabilities through capital allocation and acquisitions. He holds the Chartered Financial Analyst® designation, a master’s degree in business administration from the University of Chicago Booth School of Business, and a bachelor’s degree in business from Indiana University. Company Information Morningstar, Inc. was incorporated in Illinois on May 16, 1984. Our corporate headquarters is located at 22 West Washington Street, Chicago, Illinois, 60602. We maintain a corporate website at http://www.morningstar.com/company. Shareholders and other interested parties may access our investor relations website at http://shareholders.morningstar.com, which we use as a primary channel for disclosing key infor- mation to our investors, some of which may contain material and previously non-public information. Our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to any of these documents are available free of charge on this site as soon as reasonably practicable after the reports are filed with or furnished to the SEC. We also post quarterly press releases on our financial results and other documents containing additional information related to Morningstar on this site. We pro- vide this website and the information contained in or connected to it for informational purposes only. That information is not part of this Report. 2025 10-K: Part I 44 Toppan Merrill - Morningstar_ Inc. 10-K ED | 105212 | 10-Mar-26 14:57 | 26-5906-1.ca | Sequence: 22 CHKSUM Content: 54990 Layout: 12566 Graphics: 0 CLEAN JOB: 26-5906-1 CYCLE#;BL#: 10; 0 TRIM: 8.00" x 11.00" AS: Chicago: 877-427-2185 COLORS: PANTONE Cool Gray 11 U, Purple, ~note-color 2, Black, Gray GRAPHICS: none V1.5

Item 1A. Risk Factors Risk Factors You should carefully consider the risks and uncertainties described below and all of the other information included in this Report when deciding whether to invest in our common stock or otherwise evaluating our business. If any of the following risks or uncer- tainties materialize, our business, financial condition, or operating results could suffer. In that case, the trading price of our common stock could decline, and you may lose all or part of your investment. Our operations could also be affected by other risks and uncer- tainties that are not presently known to us or that we currently consider to be immaterial to our operations. Risks Related to Our Business and Industry Failing to maintain and protect our brand, independence, and reputation may harm our business. Our reputation and business may also be negatively impacted by allegations made about possible conflicts of interest, lack of independence, or by other negative publicity or media reports. We believe our reputation, brand, and the value of our products and services are built on the trust that our users have in our com- mitment to empowering investor success through independence, transparency, and a long-term focus. Any real or perceived failure to uphold these principles, including lapses in employee integrity or independence, may harm our reputation. Additionally, real or perceived errors in our products or negative customer or employee experiences could further damage our reputation. Our reputation and brand could also be impacted by factors beyond our control, such as negative news about our clients, suppliers, employees, consultants, or competitors, regulatory scrutiny, and adverse publicity about our products or industries that we operate in. Expanding our brand to less mission-aligned products may also harm our reputation or dilute our brand. As our business continues to evolve and expand, we have entered and may in the future enter into business lines and/or arrangements that may raise concerns about potential conflicts of interest or perceived independence failures. We provide ratings and research on our clients’ investment products, such as ETFs and mutual funds, and we typically charge a licensing fee to use our ratings. We also provide investment advisory and management services, including through our own series of mutual funds, which expose us to claims that we are both the referee and the player in the same industry. Our issuer-pay model in our credit ratings business and for certain of our other ratings products, for which we receive payments from issuers for our ratings versus from the investor consuming such ratings, may also lead to perceptions that our research and ratings in these areas are not independently determined. Certain of our products and methodologies, including those of Morningstar Sustainalytics, have placed, and may in the future, place us at the center of public debate on sustainability, social, and corporate governance issues, or result in scrutiny of our clients. This scrutiny may affect product demand and may result in negative media coverage, reputational harm, or increased regulatory attention. Failure to effectively and successfully navigate these independence and reputational challenges could adversely affect our business, operating results, and financial condition. Failing to create and maintain innovative, proprietary, and insightful product and service offerings, keep pace with new investor requirements, technology developments, and trends, or anticipate our clients’ changing needs may negatively affect our competitive position and business. We believe rapid innovation and technological advances in financial information services and investable products are changing how investors and intermediaries’ access and use data. These changes may result in our existing products becoming less competitive Morningstar, Inc. 2025 Annual Report  45 Toppan Merrill - Morningstar_ Inc. 10-K ED | 105212 | 10-Mar-26 14:57 | 26-5906-1.cc | Sequence: 1 CHKSUM Content: 5802 Layout: 57301 Graphics: 0 CLEAN JOB: 26-5906-1 CYCLE#;BL#: 10; 0 TRIM: 8.00" x 11.00" AS: Chicago: 877-427-2185 COLORS: PANTONE Cool Gray 11 U, Purple, ~note-color 2, Black, Gray GRAPHICS: none V1.5 or obsolete. Our future success will continue to depend on our ability to develop new products and enhancements that address and support the evolving needs of our current and target markets, as well as on our ability to keep pace with competitors. If we fail to continuously innovate and effectively incorporate or deploy new datasets, research, AI technologies, content, or software to meet evolving customer needs, our competitive position may suffer. Our reputation would be harmed if we are seen as slow to adapt to meet the changing needs of investors or their financial advisors, especially as customers expect more personalized advice and greater data security. Increased interest in alternative assets, such as private market offerings, require new expertise and data. Competitors who innovate faster or offer broader solutions may outpace us. Our investments in new products, especially those in- volving AI technologies, carry execution risks and challenges and may not deliver expected benefits, such as generating revenue or cost savings, or creating efficiencies in our processes. Additionally, we cannot guarantee we will successfully adapt or seamlessly transition to new product offerings. Failure to successfully manage these transitions and investments would materially and adversely affect our reputation, operating results and financial condition. As financial intermediary customers further automate their processes, demand for our products may shift, making technological flexibility and system interoperability increasingly important. Clients increasingly expect technology solutions that address specific needs, such as integrated wealth management capabilities. Our technology heavily relies on the quality and comprehensiveness of our data and our ability to build valuable analytics, research, and intellectual property around it. Delivering personalized advice that clients value re- quires collecting, organizing, and analyzing large, diverse datasets. If we fail to adequately allocate resources to meet client demands, we may lose our competitive advantage, which could adversely impact our business, operating results, and financial condition. Changing economic conditions, including prolonged volatility, recessions, or downturns affecting the financial sector and global financial markets, fluctuating interest rates, and the impacts of global trade policies, may negatively impact our business. Our business performance is influenced by external factors such as economic and financial market trends, credit availability, changing laws or trade policy, currency fluctuations, and geopolitical uncertainties. Extended economic or market downturns, or volatility, interest and inflation rate shifts, and stagflation, among other factors, may dampen investment activity, thereby reducing demand for our pro- ducts and services. In recent years, uncertain economic conditions, including those caused by tariffs and retaliatory trade measures, have decreased asset values under management and may do so again in the future. Further, market sentiment regarding the impact of AI on software an data company growth prospects has driven meaningful recent sector-wide stock price declines, including Morningstar’s. We cannot predict the timing or duration of economic cycles, sector-focused market downturns or the direct and indirect effects or duration of trade or other economic policy impacts on our business, assets, operating results, and financial condition. Our asset-based revenue depends on the value of assets under our advisory services, which fluctuates with market performance. Economic or market declines, reduced inflows, or increased redemptions, driven by market conditions or poor investment perform- ance, can lower asset levels and, consequently, our fee-based revenue. Industry trends toward lower asset-based fees may further impact revenue. Additionally, if investors shift to non-traditional asset classes such as cryptocurrencies, private debt, real estate, structured products, or collectibles, and we cannot effectively incorporate or anticipate their performance, our assets under man- agement may be negatively affected. Many of our license-based customers are asset management and financial advisory firms, whose businesses may be impacted by global market trends. The rise of passive investment strategies may diminish the perceived value of our research on active strategies. Prolonged recessions, financial crises, and other economic uncertainties have in the past and could in the future prompt significant spending cuts and lengthen sales cycles among clients. Industry consolidation has the potential to reduce our client base, and 2025 10-K: Part I 46 Toppan Merrill - Morningstar_ Inc. 10-K ED | 105212 | 10-Mar-26 14:57 | 26-5906-1.cc | Sequence: 2 CHKSUM Content: 59772 Layout: 22540 Graphics: 0 CLEAN JOB: 26-5906-1 CYCLE#;BL#: 10; 0 TRIM: 8.00" x 11.00" AS: Chicago: 877-427-2185 COLORS: PANTONE Cool Gray 11 U, Purple, ~note-color 2, Black, Gray GRAPHICS: none V1.5 clients may discontinue using our products and services if they fail, merge, or are acquired by non-clients or firms using fewer of our services. These factors may decrease demand for our offerings. Fluctuations in interest rates and central bank decisions have reduced credit issuance in the past and may do so in the future, neg- atively impacting our credit ratings business. For example, our credit ratings business depends on the volume and value of debt se- curities issued, making it vulnerable to market volatility, rising interest rates, widening credit spreads, and economic slowdowns. Demand for credit ratings may also decline due to negative publicity, regulatory or political changes, increased use of alternative credit sources, or defaults by major issuers. Our ability to reduce costs in adverse conditions may be limited by our obligations to monitor and maintain outstanding ratings. Our PitchBook business is also subject to cyclical trends specific to the private capital markets. Many of PitchBook’s clients are in- vestment banks and other participants in the capital and M&A markets, which are subject to periodic business downturns driven by changes in such markets. During these downturns, they often seek to reduce spending on third-party services, as well as the number of employees, which would directly and adversely affect the length of sales cycles and the number of prospective users for the PitchBook platform. Changing economic conditions or market trends could affect demand for products and services or asset values, which may have a material and adverse effect on our business, operating results, and financial condition. Risks Related to Our Information Technology and Security We could face significant reputational, operational, and financial consequences relating to cybersecurity and the protection of confidential information, including personal information about individuals. Our business requires that we securely collect, process, store, and transmit confidential information including sensitive personal information relating to our operations, customers, employees and other third parties. We continuously invest in measures designed to protect this information, but we cannot guarantee absolute security. Improper access or release of data may still occur due to employee or vendor error, system issues, failure to consistently apply security practices across our business, or cyberattacks. We may also be subject to specific legal or contractual obligations relating to personal information and personal financial information, as in certain cases our products and services handle, store, and transmit personal information. Due to the global nature of our busi- ness, personal information is routinely moved from one jurisdiction to another, subjecting us and our customers to complex and evolving federal, state and foreign privacy, cybersecurity, and data protection laws, which may vary across geographies. Restrictions on cross-border data transfers and conflicting regulations may enhance compliance obligations and associated costs. As a global business, we regularly seek to optimize our data storage to enhance information accuracy and streamline our technology, which supports our operations. However, data privacy laws such as the General Data Protection Regulation (GDPR) impose obligations on the storage, transfer, and use of personal information, potentially restricting the processing of data about individuals outside of their home jurisdictions. Legislation aimed at protecting material nonpublic information or mitigating potential conflicts of interest further defines how we access and retain certain data, potentially resulting in less efficient or more costly technological processes and infrastructure. One of our core strengths is our ability to collect data and enrich it with data from another part of our business to provide valuable information and insights to investors. As data is accessible across our products, consistent data privacy practices and disclosure Morningstar, Inc. 2025 Annual Report  47 Toppan Merrill - Morningstar_ Inc. 10-K ED | 105212 | 10-Mar-26 14:57 | 26-5906-1.cc | Sequence: 3 CHKSUM Content: 12869 Layout: 57301 Graphics: 0 CLEAN JOB: 26-5906-1 CYCLE#;BL#: 10; 0 TRIM: 8.00" x 11.00" AS: Chicago: 877-427-2185 COLORS: PANTONE Cool Gray 11 U, Purple, ~note-color 2, Black, Gray GRAPHICS: none V1.5 become more important and challenging. Failure to comply with our public statements or to adequately disclose our privacy or data protection practices could result in costly investigations by government authorities, litigation, and fines, as well as reputational dam- age and customer loss. We may be subject to increasingly frequent and sophisticated cyberattacks by actors with substantial resources and advanced capa- bilities that could overcome the defensive measures of our security program. These actors have targeted, and may target, our products, people, services, and network infrastructure to access intellectual property, confidential or personal information, or disrupt operations (e.g., distributed denial of service attacks or ransomware). Though we have dedicated resources and protective measures designed to identify and mitigate cyberattacks, such attacks continue to evolve, can be difficult to detect, and may go unnoticed for extended periods. Our measures may not be adequate or designed to prevent all eventualities or all types of attacks. We may be vulnerable to circumvention of security systems, denial of service attacks or other cyberattacks, hacking including “hacktivism,” “phishing,” or other social engineering attacks, malware, ransomware, employee or insider errors, employee or vendor malfeasance, physical breaches, or other malicious actions. Additionally, remote work and the use of personal devices introduce additional risk management challenges. We may also be impacted by a cyberattack targeting one of our vendors or other supplier/service provider within our technology supply chain or infrastructure, including cloud providers. As we expand our product and service offerings, we increasingly share confidential and proprietary data with third-party vendors, service providers, and software as a service (SaaS) platforms. This growing exposure to third parties introduces the risk that inadequacies in their security technologies, practices, or monitoring could result in unauthorized access, data breaches, or other cybersecurity incidents, that could impact us and our customers. From time to time, we have acquired, and may in the future acquire, other businesses or assets. While we conduct due diligence on the products, technology systems, and practices of these companies, we may inherit existing or undiscovered security vulnerabilities, data breaches, or system intrusions for which we could be liable. Acquired products and technologies may expose us to additional security risks, integration delays, increased costs to meet our security standards, and challenges in augmenting the acquired tech- nologies to levels consistent with our brand and reputation. These businesses may also have less advanced security or data privacy controls, introducing further risks as their systems are integrated with ours. While we maintain recovery capabilities intended to restore operations and data integrity following a cybersecurity incident, these capabilities are not absolute and are subject to similar limitations and uncertainties as our preventive measures. Accordingly, we cannot guarantee that all attack vectors can be fully mitigated or that recovery will be complete or timely in all circumstances. Any failure to protect confidential information or any material significant cybersecurity incident, whether in our systems or those of third parties handling our data, could lead to reputational damage, operational challenges, loss of customers, regulatory actions, sanctions, or other penalties, litigation, financial losses, and increased mitigation costs, which could have a material adverse effect on our business, operating results, and financial condition. AI technologies may present business, legal, compliance, and reputational risks as they are incorporated into our products and tools. We use, and may expand our use of, AI technologies across our products, internal tools, and third-party SaaS platforms. While AI offers opportunities to improve efficiency and innovation, it also introduces risks. If we fail to keep pace with AI advancements, or if competitors adopt AI more effectively, our competitive position may be harmed. Slow internal adoption could reduce operational effectiveness, while AI-generated errors may be incorporated into our processes or products. Our use of AI technologies may require investment of resources and costs to develop, test, and maintain related products and services, and there is no assurance that these 2025 10-K: Part I 48 Toppan Merrill - Morningstar_ Inc. 10-K ED | 105212 | 10-Mar-26 14:57 | 26-5906-1.cc | Sequence: 4 CHKSUM Content: 20442 Layout: 22540 Graphics: 0 CLEAN JOB: 26-5906-1 CYCLE#;BL#: 10; 0 TRIM: 8.00" x 11.00" AS: Chicago: 877-427-2185 COLORS: PANTONE Cool Gray 11 U, Purple, ~note-color 2, Black, Gray GRAPHICS: none V1.5 investments will be successful. The rapid evolution and adoption of AI may create operational risks that may be difficult to anticipate or control, particularly where we rely on third-party platforms. These risks could lead to operational inefficiencies, reputational harm, or compliance challenges. The pace of adoption and use of AI technologies, including generative AI, in our products and processes may increase compliance obligations, regulatory scrutiny, litigation exposure, ethical concerns, and confidentiality or security risks. For example, AI systems may generate content that appears correct but is inaccurate, misleading, biased, or discriminatory, which, if relied upon and attributed to us, could harm our reputation and expose us to liability. We may also face risks relating to data privacy or cybersecurity incidents stemming from our use of AI technologies. Emerging laws and regulations governing AI—such as the EU Artificial Intelligence Act and other evolving global frameworks—may impose burdensome requirements or restrict the deployment of certain AI capabilities in our offerings, and regulations on AI are developing at varying paces, meaning the global regulatory landscape is uncertain and could potentially require significant changes to comply with emerging laws, which could have significant costs. As regulators intro- duce new or updated AI-related rules, we may incur substantial compliance costs or be required to adjust our business practices, and failure to timely or adequately address these evolving obligations could result in significant costs, liabilities, or fines. Because AI is complex and rapidly developing, it is not possible to predict all of the legal, operational, or technological risks that may arise relating to our use of AI. AI technologies may use or incorporate data from third-party sources, which may expose us to risks associated with data rights and protection and may also lead to the unintended consequences of using AI discussed above. Current laws and court decisions gov- erning intellectual property ownership and license rights may not address new questions relating to AI technologies, which may negatively affect our ability to safeguard our intellectual property, as well as increase the compliance costs associated with navigating an uncertain legal and regulatory environment. The use or adoption of AI technologies into our products may expose us to claims of copyright infringement or other intellectual property misappropriation by third parties, which may require us to pay compensation or license fees. In addition, increased use of AI technologies may affect our workforce needs, including our ability to recruit, attract, or retain employees with the skills necessary to support AI-enabled products and processes. We may also face challenges if portions of our existing workforce do not possess, or cannot efficiently develop, the rapidly evolving skill sets required to meet changing busi- ness demands, which could adversely impact our operations and competitiveness. In addition, the implementation of AI technologies by competitors and disruptors presents risks to our business. The value of our products and services may be negatively affected by the increasing amount of information and external tools that are available online for free, or at low cost, that use AI to scrape data—including our own content—from the Internet. These technologies integrate machine learning abilities and other AI systems to process and organize large data sets aggregated from products that previously were paid for, posing an external risk to our product suite. The rapidly evolving regulatory environment for AI technologies may also impact our ability to protect our own data and intellectual property against infringement or unintended use through these external AI tools. We could face liability stemming from the accuracy and use of our research, ratings, and published data, and our dependence on ingested third-party data, licensed content, and open-source components. We may face claims related to securities law violations, defamation, negligence, or other issues arising from the information we publish, including our research and ratings. For example, investors could take legal action against us if they rely on published in- formation that contains an error, or companies may claim we have made a defamatory statement about them or their employees. In our credit ratings business, we have access to significant amounts of material non-public information on issuers of securities, and Morningstar, Inc. 2025 Annual Report  49 Toppan Merrill - Morningstar_ Inc. 10-K ED | 105212 | 10-Mar-26 14:57 | 26-5906-1.cc | Sequence: 5 CHKSUM Content: 26645 Layout: 57301 Graphics: 0 CLEAN JOB: 26-5906-1 CYCLE#;BL#: 10; 0 TRIM: 8.00" x 11.00" AS: Chicago: 877-427-2185 COLORS: PANTONE Cool Gray 11 U, Purple, ~note-color 2, Black, Gray GRAPHICS: none V1.5 any inadvertent disclosure or real or perceived misuse of such information could expose us to legal liability. Even minor errors may require us to temporarily remove ratings or research, potentially reducing the perceived value of our products or causing us to fall short of service-level commitments to customers. Some of our products are used by clients to support investment processes, account reporting, and other activities involving significant third-party assets. This creates the risk that clients, or the parties whose assets they manage, may bring claims against us for losses linked to our products. We may also face regulatory investigations related to our products and their use by clients. While the contracts for our software products generally contain limitations on our liability, we may still need to compensate clients or their customers to preserve business relationships. Additionally, we could face claims related to content that is accessible through links on our website. Products and enhancements that we develop or license have contained, and may in the future contain, undetected errors or defects despite testing or other quality-assurance practices. Use of our products or services as part of the investment processes and other activities, by our customers, investors, companies that we rate or assess, or their shareholders could subject us to claims for errors in our data, calculations, methodologies, inputs, analysis, or system failures. We may also face claims from providers of data and in- formation we compile from websites and other sources, alleging we have obtained the data in violation of the source’s terms of use or copyrights. We may face claims from third parties, such as securities exchanges from which we license and redistribute data and information, alleging improper use or redistribution of licensed data, or that we have inadequately permissioned our clients to use such data. These agreements often grant extensive audit rights, which have in the past and in the future may be triggered, and can be costly, time-consuming, and may result in substantial fees. Regulators may also claim we have mishandled private ratings or nonpublic data, particularly in our credit ratings business. These regulators have audit rights regarding our data use which could have similar adverse consequences in terms of time, expenses, or fines. Defending claims based on the information we publish could be expensive and time-consuming and could adversely affect our business, operating results, and financial condition. Additionally, we use and incorporate open-source code in our software development and products, which could expose us to additional security risks, increase costs, and complicate the commercialization of our products and services. Security vulnerabilities due to the use of open-source software could require additional testing, change control, or re-engineering, potentially increasing costs and impacting our development processes and products. Open-source licenses typically lack warranties for infringement claims or cov- ering the quality or security of the code, and some may require public release of our proprietary source code if combined in certain ways, potentially putting us at a competitive disadvantage. Many open-source licenses are ambiguous and have not been widely in- terpreted by US or other courts, and any unexpected restrictions or claims could require us to seek alternative licenses at increased costs or reduced scope, re-engineer products or systems, or discontinue the licensing of certain products. Failure to protect our intellectual property rights, or claims of intellectual property infringement against us, could harm our brand, our financial results, and our competitive position. We rely primarily on trademarks, copyright, patents and trade secret rights, as well as contractual protections and technical safe- guards, to protect our intellectual property and proprietary information. These measures may not be adequate to safeguard our brand or competitive advantage, and third parties could challenge, circumvent, or improperly access our intellectual property and proprietary information. Additionally, jurisdictions in which we operate may lack strong intellectual property protections, which in- creases our vulnerability to unauthorized use or disclosure and may undermine our competitive position, particularly in non-US 2025 10-K: Part I 50 Toppan Merrill - Morningstar_ Inc. 10-K ED | 105212 | 10-Mar-26 14:57 | 26-5906-1.cc | Sequence: 6 CHKSUM Content: 12322 Layout: 22540 Graphics: 0 CLEAN JOB: 26-5906-1 CYCLE#;BL#: 10; 0 TRIM: 8.00" x 11.00" AS: Chicago: 877-427-2185 COLORS: PANTONE Cool Gray 11 U, Purple, ~note-color 2, Black, Gray GRAPHICS: none V1.5 markets. Even where legal protections exist, defending these rights can require significant cost, time, and resources with no guarantee of success. We believe our trademark rights in the “Morningstar” name and logo, and those of our subsidiaries represent materially valuable intangible assets. We have encountered and may continue to encounter jurisdictions in which third parties hold pre-existing trade- mark registrations or use the “Morningstar” name, either as part of a registered corporate name or domain name, or otherwise. This may prevent us from registering or using our marks and could limit our ability to market products or secure trademark protection in those locations. We have been and may continue to be subject to claims by third parties alleging infringement of their intellectual property rights. Such claims can also be alleged against clients, customers, or distributors of our products and services with whom we have agreed to provide indemnification protection. The defense of such claims can be costly, time consuming, and disruptive and lead to unfa- vorable outcomes requiring us to pay damages, enter disadvantageous licensing or royalty agreements, incur litigation and settlement costs, or suspend affected products or services, any of which could materially adversely affect our business, operating results, or fi- nancial condition. Our reputation, financial condition, and operating results may be adversely impacted by any failure by us to successfully assert or enforce our intellectual property rights or by any alleged intellectual property infringement claims by a third party. In addition, un- authorized third parties may attempt to imitate or fraudulently use our brand, websites, or other digital assets, such as through web- site spoofing or phishing attacks, which could result in reputational harm, financial loss for individuals, or impede our ability to attract and retain customers. Risks Related to Legal and Regulatory Matters Compliance failures, regulatory action, or changes in laws could adversely affect our business. Our business is subject to extensive and evolving laws, rules, and regulations that vary by jurisdiction. We have not always been able to, and in the future may not be able to, comply with the changing substance, application, and interpretation of such laws, rules, and regulations without making significant modifications to our operations. The increasing pace and scope of global regulatory changes heightens the potential risk of failing to identify or respond to new or expanded obligations in a timely manner. Regulations focused on increasing investor transparency or providing individuals with greater control over their own data may reduce the value or utility of the investments we have made in our data sets. The global nature of our operations makes monitoring and implementing regulatory changes more complex. Noncompliance could result in fines, sanctions, restrictions, and/or other penalties that could affect our products and services, and harm our reputation, operating results, and financial condition. We are also subject to certain anti-corruption laws in the jurisdictions where we do business, which prohibit the improper offering, promising, authorizing, or giving anything of value to foreign government officials, or business employees for the purpose of directing, obtaining, or retaining business. We conduct business in countries and regions with varying anti-corruption laws and that have ex- perienced government corruption to some degree, which may increase the pressure and risk of inadvertent violations by our employees or agents, despite our policies and training. Any violation of anti-corruption laws could lead to regulatory penalties, government in- vestigations, administrative, civil or criminal penalties, government investigations, and/or other remedial measures, which could ad- versely affect our business, operating results, and financial condition, and also cause reputational and brand damage. Morningstar, Inc. 2025 Annual Report  51 Toppan Merrill - Morningstar_ Inc. 10-K ED | 105212 | 10-Mar-26 14:57 | 26-5906-1.cc | Sequence: 7 CHKSUM Content: 34635 Layout: 57301 Graphics: 0 CLEAN JOB: 26-5906-1 CYCLE#;BL#: 10; 0 TRIM: 8.00" x 11.00" AS: Chicago: 877-427-2185 COLORS: PANTONE Cool Gray 11 U, Purple, ~note-color 2, Black, Gray GRAPHICS: none V1.5

As we engage in global business activities, we are subject to international trade restraints, including economic and financial sanction laws and embargoes, administered by the US Treasury Department’s Office of Foreign Assets Controls, which prohibit or restrict the sale or supply of certain products or services to certain regions, countries, entities, governments, and individuals. These restrictions have impacted and may in the future impact our ability to continue to market and sell our products in these geographies, resulting in loss of revenue. While we have compliance measures in place to promote adherence to applicable restrictions, they may not always be effective. These and new restrictions could further impact our operations, increase compliance costs, and expose us to fines or investigations, which could adversely affect our business, operating results, and financial condition. Several of our businesses are highly regulated throughout the world, and the regulatory environment is increasingly complicated and rapidly evolving. The expansion of our business, including through acquisitions, has increased our exposure to government regulation across our product lines. Some areas require extensive and ongoing interactions with regulators, which is an increasingly costly and resource intensive process and could result in a finding of noncompliance, which could expose us to fines, sanctions, penalties and reputational risk. Morningstar DBRS, our credit ratings business, operates in highly regulated environments in Canada, the US, the UK, Australia, and the EU, with substantial ongoing compliance obligations. The scope and interpretation of these regulations can be uncertain and in- consistent across jurisdictions, making compliance challenging and costly. Adhering to any current or expanded requirements that may arise under these frameworks can be complex, resource-intensive, and time-consuming. In addition, Morningstar DBRS is subject to regular regulatory examinations and occasional investigations, which can be time consuming and impact day to day operations. In the US, Morningstar Investment Management LLC (MIM), is a registered investment adviser under the Investment Advisers Act of 1940 (the 40 Act), and is subject to SEC requirements for record-keeping, reporting, standards of care, and fiduciary obligations. The Morningstar Funds Trust, an open-end mutual fund advised by MIM, subjects MIM to additional 40 Act requirements and the Commodity Exchange Act. These entities face SEC examinations and, when advising retirement plans, may act as Employee Retirement Income Security Act of 1974 (ERISA) fiduciaries, which would require compliance with strict obligations. Breaches, actual or alleged, could result in liability, particularly in retirement advice and managed accounts. Some contracts designate us as ERISA fiduciaries, including selecting and monitoring plan options, and we offer managed account services for plan participants. Such activities have been and may again be subject to class action litigation, including one current case. Many asset management and financial advisor clients are similarly regulated. The failure of our licensed products to meet their regulatory requirements could lead to loss of business. Our regulated investment services operations are subject to regulation in markets outside the US. Post Brexit, we made a strategic decision to restrict the provision of regulated investment management activity to EU domiciled clients in part to reduce regulatory risk. The UK-based Morningstar Wealth Platform (Platform) has regulatory compliance obligations related to, among other things, the safeguarding and administration of client monies and assets, due to the offering of regulated products and services in the UK. The Platform business has offices in Jersey, South Africa, and the United Arab Emirates, all of which are or have been subject to the Financial Action Task Force (FATF) grey list. Increased regulatory scrutiny in Jersey, which was recently removed from the FATF grey list, and South Africa, which is currently on the FATF grey list, increase compliance costs and exposes us to potential reputational harm. Our Indexes business, Morningstar Indexes, is subject to the EU Benchmarks Regulation, which mandates certain governance re- quirements, conflict management, and controls over the benchmark process and require administrators to improve the quality of input data and methodologies. We also closely monitor US regulatory developments, as the SEC has sought comment on whether 2025 10-K: Part I 52 Toppan Merrill - Morningstar_ Inc. 10-K ED | 105212 | 10-Mar-26 14:57 | 26-5906-1.cc | Sequence: 8 CHKSUM Content: 18685 Layout: 22540 Graphics: 0 CLEAN JOB: 26-5906-1 CYCLE#;BL#: 10; 0 TRIM: 8.00" x 11.00" AS: Chicago: 877-427-2185 COLORS: PANTONE Cool Gray 11 U, Purple, ~note-color 2, Black, Gray GRAPHICS: none V1.5 index providers, model portfolio providers, and pricing services should be regulated as investment advisers or outsourced service providers. If adopted, these changes could significantly increase our regulatory exposure and compliance costs. Morningstar Sustainalytics may face increased regulation of its research, ratings, and data activities. EU rules for ESG ratings pro- viders, which become effective in 2026, will require significant investment in governance, internal controls, and compliance processes. We have established a regulatory readiness program, and we continue to make significant investments in governance, internal con- trols, and compliance processes. Many jurisdictions have already established regulations regarding the provision and distribution of ESG data and ratings. Others, such as the UK, are developing similar frameworks, which may differ from EU requirements. The final form of these regulations remains uncertain, but they could impose substantial compliance burdens and risk of inadvertent noncompliance. As Sustainalytics operates globally, future regulations may be inconsistent across markets. Conversely, deregulation could reduce demand for our products. Failure to address this evolving landscape adequately and promptly could adversely affect our business, operating results, and financial condition. Environmental, social, and governance considerations could result in enhanced regulatory obligations and expose us to potential liabilities and increased costs. In response to market demand, we offer products, including those from Morningstar Sustainalytics, that may expose us to liability and higher regulatory costs. New and evolving environmental, social, and governance regulations are being introduced, amended, or revoked in the EU, the US, and other jurisdictions, requiring compliance with specific frameworks and disclosure obligations. For example, the EU Corporate Sustainability Reporting Directive (CSRD) applies to both EU and non-EU entities in scope and mandates extensive disclosures on sustainability topics such as climate change, biodiversity, workforce, supply chain, and business ethics, and may apply to our operations based on recent legal developments. In contrast, the future of any US regulation of sustainability matters is uncertain, and if adopted may not align with the disclosures required by the CSRD or other legal and regulatory requirements. Similarly, a number of US states have passed, or are in the process of adopting, broad climate change disclosure requirements, such as the Climate Corporate Data Accountability Act and Climate- Related Financial Risk Act in California, the future scope and implementation of which also remains uncertain. We have announced decarbonization goals and other initiatives, guided by standards such as the Task Force on Climate-Related Fi- nancial Disclosure (TCFD), the Sustainability Accounting Standards Board (SASB), and Global Reporting Initiative (GRI). Morningstar has committed to decarbonizing 50% of our scope 1 and scope 2 greenhouse gas emissions by 2030 and to publicly disclosing our emissions annually. Implementing these initiatives and complying with new or amended regulations may require significant resources and management attention. Any failure, or perceived failure, to fully comply with mandatory ESG requirements or voluntary ESG standards could adversely affect our business, operating results, and financial condition. At the same time, we may face evolving and sometimes conflicting expectations from various stakeholders regarding our business practices and company activities, including environmental, social and governance matters. These expectations may increase oper- ational complexity and place additional demands on our employees, systems, and resources. Different stakeholders may hold differing views on such matters, increasing the risk that actions we take, or fail to take, are perceived negatively by certain groups. Public sentiment and the broader sociopolitical environment may shift rapidly and unpredictably, and we may not be able to anticipate or respond to such changes within expected timeframes or without incurring significant costs. If we do not effectively manage such evolving expectations, we could experience reputational harm, stakeholder disengagement, litigation, or other adverse consequences, which may adversely impact our business, operating results, and financial condition. Morningstar, Inc. 2025 Annual Report  53 Toppan Merrill - Morningstar_ Inc. 10-K ED | 105212 | 10-Mar-26 14:57 | 26-5906-1.cc | Sequence: 9 CHKSUM Content: 5930 Layout: 57301 Graphics: 0 CLEAN JOB: 26-5906-1 CYCLE#;BL#: 10; 0 TRIM: 8.00" x 11.00" AS: Chicago: 877-427-2185 COLORS: PANTONE Cool Gray 11 U, Purple, ~note-color 2, Black, Gray GRAPHICS: none V1.5

Errors in our automated advisory tools may subject us to liability for any losses that result. We rely on automated investment technology for retirement advice and managed accounts, including the Wealth Forecasting Engine, which determines asset allocations and assigns portfolios, as well as other automated portfolio construction tools. As these systems become more interconnected with other product offerings and integrate with client and third-party technology, complexity increases, requiring greater expertise and testing. Problems could arise if these systems do not work as intended. Any errors, especially ones undetected over time, could result in liability, including breaches of fiduciary duty or applicable law, despite our quality assurance practices. We continually invest in training to maintain in-house expertise and educate record-keepers, plan sponsors, and partici- pants on the proper use and differentiation of these offerings, which is costly and time-consuming. We seek to continually enhance our retirement services, adding capabilities such as modeling and advising on income-generating products, and regularly release technology updates and methodology changes. Clients may require additional support to implement updates and understand their implications, including strategy suitability. We also allocate resources to support legacy versions of the Wealth Forecasting Engine still in use. Errors in updates or methodology could result in significant liabilities, including make- whole payments or litigation. Risks Related to Our Operations Our future success depends on our ability to recruit, develop, and retain qualified employees. Our continued success depends on attracting, hiring, and onboarding qualified employees. Many of our key offerings require spe- cialized skills in areas such as engineering, research, quantitative analysis, fixed income data, and credit analysis, as well as emerging strategic disciplines. These skills are highly sought after, creating strong competition for talent. The development, maintenance, and support of our products also rely on the expertise and experience of our existing employees. As a global business with a distributed workforce, we face recruiting challenges across many locations. Managing employees across geographies introduces complexities, including implementing systems, policies, benefits, and compliance programs, and addressing external factors such as geopolitical unrest. Rising wage scales in key markets, inflationary pressures, strong sector stock performance in the sectors where we focus hiring efforts, immigration policies, regulatory changes, and skill shortages increase compensation costs and can make it harder to attract and retain qualified employees. We invest in employee development through programs such as learning tools and educational stipends and encourage engagement. Shifts in labor markets, such as moves toward or away from remote or hybrid work, may affect retention. Integration of acquired businesses or sunsetting brands can also impact culture and morale, potentially leading to unforeseen attrition. We believe our success depends on the continued service of our executive officers, including Joe Mansueto, our executive chairman, and Kunal Kapoor, our chief executive officer, as well as senior leaders and other key employees. Their experience and expertise make them attractive to competitors and early-stage companies that can offer significant financial incentives. Loss of these leaders, or inadequate succession planning, or loss of key employees could pose substantial challenges, including loss of potential or existing clients, and adversely affect our operating results and financial condition. Our operations are dependent on third-party service providers. We rely on certain external sources for data and research, including securities exchanges, fund companies, issuers, and other pro- viders, as well as third-party data for many of our products. Certain data feeds create sole-source dependency, and any service de- gradation could harm our products and expose us to downstream risk. External data may contain errors, affecting product accuracy 2025 10-K: Part I 54 Toppan Merrill - Morningstar_ Inc. 10-K ED | 105212 | 10-Mar-26 14:57 | 26-5906-1.cc | Sequence: 10 CHKSUM Content: 30712 Layout: 22540 Graphics: 0 CLEAN JOB: 26-5906-1 CYCLE#;BL#: 10; 0 TRIM: 8.00" x 11.00" AS: Chicago: 877-427-2185 COLORS: PANTONE Cool Gray 11 U, Purple, ~note-color 2, Black, Gray GRAPHICS: none V1.5 and customer confidence. Our innovation depends on vendor products, including data, software, and services. Some offerings require ongoing updates and access to historical data. Many vendors are also competitors, and termination of agreements, changes in terms, or restrictions on data use relating to such vendors could materially harm our business. We use AI technologies from third parties, including AI product engines and open-source software. If we are unable to maintain rights to use these AI technologies on commercially reasonable terms, or if third-party suppliers discontinue or materially change their offerings, we may be forced to acquire or develop alternate AI technologies. Such changes could be difficult and costly to im- plement, may limit or delay our ability to provide competitive offerings, and could significantly increase our costs. Additionally, re- liance on third-party AI suppliers may create switching challenges due to integration complexity, proprietary dependencies, and retraining requirements. Moreover, the risks described above with respect to our own AI systems—including the possibility that such systems generate inaccurate, misleading, biased, or discriminatory content that could harm our reputation and expose us to liability—would similarly apply to AI technologies supplied by third-party vendors and could materially harm us if they occur. We rely on numerous third-party service providers, including for contract labor, SaaS, and data backup facilities. Failure by a provider could disrupt our ability to deliver products and services and require significant costs to internalize functions or find adequate al- ternatives. For limited products and regions, we are subject to vendor oversight regulations, such as the EU’s Digital Operational Re- silience Act, which increases compliance obligations and costs. Inadequate due diligence relating to or oversight of third parties, such as failing to detect conflicts of interest, fraud, data breaches, cyberattacks, or legal noncompliance, could result in financial loss, regulatory sanctions, or reputational harm. Our strategic transactions, acquisitions, dispositions, and investments in companies or technologies may not result in the expected business or financial benefits, ultimately having an adverse effect on our operating results and our ability to deliver long-term value to our shareholders. As a means to implement our business strategy, we periodically evaluate and make investments in, or acquisitions of, complementary businesses, services and technologies, and intellectual property rights, or dispose of assets or products, and expect to continue to do so in the future. However, there can be no assurance we can identify suitable investment, acquisition, or disposition candidates at acceptable prices. In addition, although we conduct robust due diligence through cross-functional teams when making an acqui- sition, each acquisition presents potential challenges and risks, including the following: F difficulties in assimilating, integrating, or retraining acquired employees. F differences between our values and those of our acquired companies, as well as disruptions to our workplace culture. F diversion of financial and managerial resources from existing operations. F challenges relating to the potential entry into new markets in which we have little experience or where competitors may have stronger market positions. F difficulties in integrating acquired operations, including challenges with the acquired company’s customers and partners. F challenges with the acquired company’s third-party service providers. F challenges with integrating the acquired companies’ technology. F challenges and costs relating to known and potential unknown liabilities, technology or security vulnerabilities, or regulatory in- vestigations associated with the acquired businesses. We have also made, and expect to continue to make, investments in companies where we do not have or obtain a controlling interest. Such investments are motivated both by their prospective financial return and the access they give us to certain new technologies, Morningstar, Inc. 2025 Annual Report  55 Toppan Merrill - Morningstar_ Inc. 10-K ED | 105212 | 10-Mar-26 14:57 | 26-5906-1.cc | Sequence: 11 CHKSUM Content: 58322 Layout: 57301 Graphics: 0 CLEAN JOB: 26-5906-1 CYCLE#;BL#: 10; 0 TRIM: 8.00" x 11.00" AS: Chicago: 877-427-2185 COLORS: PANTONE Cool Gray 11 U, Purple, ~note-color 2, Black, Gray GRAPHICS: none V1.5 products, business ideas, and management teams. While we obtain various rights in connection with such investments, the future value of such investments is highly dependent on the management skill of the managers of those companies, among other factors. The strategic transactions we ultimately pursue may be subject to various closing conditions, including review or approval by foreign and domestic regulatory authorities and obtaining third party consents, which we may not obtain on a timely basis or at all. In addition, these strategic transactions may present financial, managerial, and operational challenges such as diversion of managerial resources from core business functions, increased expenses associated with the transaction, potential disputes with customers, suppliers, or acquirers of disposed assets, and failure to achieve the expected economic benefits of the transaction, any of which could have a material adverse effect on our business, financial condition and operating results. Our ability to acquire or dispose of businesses, make strategic investments, or integrate acquisitions may be hindered by trade ten- sions and heightened scrutiny of foreign investments, particularly in technology. Several countries, including the United States, Eu- rope, and Asia-Pacific, have adopted or are considering restrictions on such transactions, and antitrust authorities are reviewing technology deals with greater rigor. Our business strategy includes expanding into new and adjacent product lines, but regulatory requirements across different Morningstar businesses may limit our ability to pursue these opportunities. Regulatory sanctions in one area could affect operations in unrelated regulated sectors, and sharing intellectual property across product lines may be re- stricted by regulatory concerns. Future restrictions or government actions could also limit acquisition and investment opportunities and negatively impact our business and financial results. Acquisitions or divestitures may also expose us to shareholder or third- party litigation, which could be costly and distract management even if unsuccessful. The goodwill of our business and other intangible assets could be impaired in the future, requiring us to record substantial impairments that could impact future earnings. We assess goodwill for impairment on an annual basis or when evidence of potential impairment exists. Intangible and long-lived assets are evaluated for impairment when events or changes in circumstances arise that indicate the carrying value of the asset may be unrecoverable. Some factors that may be considered include changes in our business related to acquisitions, a significant and sustained decline in stock price and market capitalization, or other changes in fair market valuations. Impairment testing is based on several factors which require judgment from management and may result in non-cash impairment charges in future periods, which could have a material adverse impact on our operating results and financial condition. As a global taxpayer, we face challenges due to increasing complexities in accounting for taxes (e.g., base erosion, minimum taxes, and tax transparency), which are high priorities in jurisdictions in which we operate and could materially affect our tax obligations and effective tax rate. Our effective tax rate is based on the mix of income and losses in our US and non-US operations, statutory tax rates, and tax-planning opportunities available in the various jurisdictions in which we operate. We have been, and could in the future be, subject to changes in our tax rates, the adoption of new or evolving US or non-US tax legislation or exposure to additional tax liabilities. Due to economic and political conditions, tax rates in various jurisdictions may be subject to significant change. Our future effective tax rates could be affected by changes in the mix of earnings in countries with differing statutory tax rates including impacts related to transfer pricing, changes in the valuation of deferred tax assets and liabilities, or changes in tax laws or their interpretation by relevant authorities. Corporate tax reform, base-erosion efforts, and tax transparency continue to be high priorities in many jurisdictions in which we op- erate. Changes in tax laws or regulation around the world, including efforts led by the Organization for Economic Co-operation and Development (OECD), could result in increases to our effective tax rate. We continue to monitor developments and administrative 2025 10-K: Part I 56 Toppan Merrill - Morningstar_ Inc. 10-K ED | 105212 | 10-Mar-26 14:57 | 26-5906-1.cc | Sequence: 12 CHKSUM Content: 30609 Layout: 22540 Graphics: 0 CLEAN JOB: 26-5906-1 CYCLE#;BL#: 10; 0 TRIM: 8.00" x 11.00" AS: Chicago: 877-427-2185 COLORS: PANTONE Cool Gray 11 U, Purple, ~note-color 2, Black, Gray GRAPHICS: none V1.5 guidance in the countries where we operate in addition to evaluating the potential impact on our consolidated financial statements for future periods. Our revenues, expenses, assets, and liabilities are subject to fluctuations in foreign currency exchange rates. As a business with international business activities, we are subject to risks related to fluctuations in foreign currency exchange rates. Movements in the exchange rates can impact the US dollar reported value of our revenues, expenses, assets, and liabilities denominated in non-US dollar currencies or where the currency of such items is different than the functional currency of the entity where these items were recorded. In addition, the value of assets in indexed investment products can fluctuate significantly over short periods of time and such volatility may be further impacted by fluctuations in foreign currency exchange rates. We incur expenses for employee compensation and other operating expenses at our non-US locations in the local currency. In the future, if there is an increase or decrease in our international business activities that are recorded in local currencies, our exposure to fluctuations in foreign currency exchange rates may correspondingly increase or decrease, which could materially adversely affect our business, financial condition, or operating results. Although we may in the future decide to undertake foreign exchange hedging transactions, to date, we have not engaged in currency hedging, and we do not currently have any positions in derivative instruments to hedge our currency risk. Our indebtedness could adversely affect our cash flow and financial flexibility. Our variable rate indebtedness could subject us to interest rate risk, which could cause our debt service obligations to increase significantly. For an overview of our current outstanding indebtedness, refer to Item 7—Management’s Discussion and Analysis of Financial Con- dition and Results of Operations—Liquidity and Capital Resources below. Our long-term debt was $1,072.6 million on December 31, 2025. While our business has historically generated strong cash flow and we are in compliance with all of our debt covenants, bor- rowings under our current credit facilities are floating rate. As a result, our annual debt service requirements are affected by rising interest rates, and we cannot provide assurance that we will generate and maintain cash flows sufficient to permit us to service our indebtedness. Our ability to make payments on our indebtedness and to fund expected capital expenditures depends on our ability to generate and access cash in the future, which, in turn, is subject to general economic, financial, competitive, regulatory, tax and other factors, many of which are beyond our control. If we cannot refinance or otherwise pay our obligations as they mature and fund our liquidity needs, our business, financial condition, results of operations, cash flows, liquidity, ability to obtain financing, and ability to compete in our industry could be materially adversely affected. In addition, any borrowings under our current credit facilities bear interest in fluctuating interest rates based on the Secured Overnight Financing Rate (SOFR), which replaced London Interbank Offered Rate (LIBOR) as the reference rate under our credit facilities. There can be no assurance that SOFR will perform in the same way as LIBOR would have at any time, which may result in increased volatility in the interest rates payable under our credit facilities and potentially increase our funding costs. Furthermore, the terms of our debt agreements include restrictive covenants that limit, among other things, our and our subsidiaries’ financial flexibility and ability to implement certain transactions. If we are unable to comply with the restrictions and covenants in our debt agreements, there could be a default that, in some cases, if continuing, could result in the accelerated payment of our debt obligations or the termination of borrowing commitments on the part of the lenders under our Credit Agreement. Additionally, our current credit facilities mature in October 2028 and October 2030. We may not be able to renegotiate or obtain additional or new fi- nancing on a timely basis or on terms favorable or acceptable to us. If we are unable to refinance or otherwise fund our liquidity needs, our business, financial condition, results of operations, cash flows, liquidity, and ability to compete in our industry could be Morningstar, Inc. 2025 Annual Report  57 Toppan Merrill - Morningstar_ Inc. 10-K ED | 105212 | 10-Mar-26 14:57 | 26-5906-1.cc | Sequence: 13 CHKSUM Content: 30150 Layout: 57301 Graphics: 0 CLEAN JOB: 26-5906-1 CYCLE#;BL#: 10; 0 TRIM: 8.00" x 11.00" AS: Chicago: 877-427-2185 COLORS: PANTONE Cool Gray 11 U, Purple, ~note-color 2, Black, Gray GRAPHICS: none V1.5 materially adversely affected. Refer to Item 7—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources for a description of the restrictive covenants in our debt agreements. Our insurance coverage may be inadequate or expensive. We maintain voluntary and required insurance coverages, including, among others, general liability, property, director and officer, technical professional liability, media liability, network cybersecurity and privacy liability, investment advisory professional liability, fidelity bond, and worker’s compensation/employers liability at a significant annual cost, which is generally expected to increase over time. While we endeavor to maintain coverage that we feel is appropriate to our operations, size, and general risk profile, certain types of claims may not be covered by this insurance. Further, we are unable to predict with certainty the frequency, nature, or mag- nitude of claims under our policies or our actual claims recovery experience. Our business may be negatively affected if insurance coverage proves to be inadequate or unavailable on acceptable terms or at all. Risks Related to Ownership of Our Common Stock The concentrated ownership position of Joe Mansueto could adversely affect our other shareholders. As of December 31, 2025, Joe Mansueto, our Executive Chairman and Chairman of the Board, owned approximately 37.5% of our outstanding common stock. While Joe has reduced his share ownership of the company in recent years as part of a personal plan to diversify his assets, his concentrated ownership position gives him substantial influence over substantially all matters submitted to our shareholders for approval, including the election and removal of directors and any merger, consolidation, or sale of a significant portion of our assets. This concentration of ownership may disincentivize other shareholders from proposing the election of other persons to our board of directors, delay or prevent a change in control, impede a merger, consolidation, takeover, or other business combination involving Morningstar, discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of the company, or result in actions that may be opposed by other shareholders. Our stock price may not reflect our assessment of intrinsic value and future sales of our common stock by our significant shareholders and fluctuations in our operating results may negatively affect our stock price. We believe our business has relatively high fixed costs, mainly for compensation and benefits, and low variable costs, making our operating results sensitive to revenue fluctuations. A decline in our revenue may lead to a proportionally larger drop in operating in- come. As a result of managing our business with a long-term view, we typically do not make significant adjustments to our strategy or cost structure in response to short-term changes. For example, if the US economy were to experience prolonged inflationary pres- sures, increased compensation and other expenses, could adversely impact our operating results. As we do not provide earnings guidance and our executive team generally doesn’t take individual meetings with investors and analysts, and given limited analyst coverage of our stock, our stock price may not now, or in the future, reflect the intrinsic value of our business and assets.For example, recent market sentiment regarding the impact of AI on software and data company growth prospects has driven meaningful sector- wide stock price declines, including Morningstar’s, despite strong operating performance. Additionally, we opportunistically repur- chase shares of our common stock when we believe that valuations are attractive relative to our assessment of our intrinsic value. However, the repurchases we make may not yield positive returns in the future and may not create value or increase investor confi- dence in our stock. If our results or metrics fall short of expectations, our stock price and trading volume may decrease. Additionally, our stock price may be susceptible to decline if our significant shareholders, including Joe Mansueto, were to sell sub- stantial amounts of our common stock. A significant reduction in ownership by Joe or any other large shareholder over a short period of time could cause the market price of our common stock to fall. 2025 10-K: Part I 58 Toppan Merrill - Morningstar_ Inc. 10-K ED | 105212 | 10-Mar-26 14:57 | 26-5906-1.cc | Sequence: 14 CHKSUM Content: 48249 Layout: 22540 Graphics: 0 CLEAN JOB: 26-5906-1 CYCLE#;BL#: 10; 0 TRIM: 8.00" x 11.00" AS: Chicago: 877-427-2185 COLORS: PANTONE Cool Gray 11 U, Purple, ~note-color 2, Black, Gray GRAPHICS: none V1.5

We cannot guarantee we will pay dividends in the future or make any repurchases of our common stock under our repurchase program. We have historically paid cash dividends on our common stock, but there is no guarantee that such dividends will continue in the future. Whether our Board authorizes future dividends will depend on a number of factors, including, our results of operations, fi- nancial condition, contractual restrictions, restrictions imposed by applicable law, and other factors. Moreover, our Board may de- termine not to repurchase shares of our common stock pursuant to the share repurchase program we authorized on October 29, 2025. Refer to Note 18 of our Notes to our Consolidated Financial Statements for more information regarding our share repurchase program. Any failure to repurchase stock after we have announced our intention to do so may adversely impact our reputation and investor confidence in us and may adversely impact our stock price. The existence of our share repurchase program could cause our stock price to be higher than it otherwise would and could potentially reduce the market liquidity for our stock. Repurchase programs are also subject to potential excise tax under the Inflation Reduction Act of 2022. Item 1B. Unresolved Staff Comments We do not have any unresolved comments from the Staff of the SEC regarding our periodic or current reports under the Exchange Act. Item 1C. Cybersecurity The purpose of our information security program is to enable the business to effectively identify, assess, prioritize, and manage cy- bersecurity risk in order to support our long-term corporate objectives and to protect our employees, customers, and company assets from threats to our information systems. Cybersecurity is a critical component of our enterprise risk management, and the company has identified cybersecurity as one of the key risk categories it faces. Risk Management and Strategy Morningstar takes a risk-based approach for managing its cybersecurity program. The program is evaluated biennially, including against the NIST Cybersecurity Framework, most recently in 2024. The outcome of these reviews, as well as any changes implemented as a result of these reviews, are reported to the audit committee of our board of directors (the Audit Committee). Morningstar deploys various safeguards to help protect against cybersecurity threats, including but not limited to, anti-malware (EDR) tools, email security, web filtering, multi-factor authentication and single-sign-on, regular patch cadence and vulnerability management, and hardened laptops with full disk encryption and admin permissions removed. For in-house developed software, Morningstar deploys various security tools to detect vulnerabilities, including but not limited to, static application security and dy- namic application security testing, software composition analysis tooling, cloud security posture management, and central logging. We engage a third-party to conduct a NIST CSF assessment to measure the completeness and readiness of our cybersecurity program and have a third-party perform a security assessment of our network annually. Additionally, we have application security assessments and SOC 2 certifications performed by a third-party on products where we deem them beneficial. The company’s team of information security professionals (InfoSec Team), conducts vulnerability scans and third-party security as- sessments of operating systems, network devices, and web-facing applications. We require all Morningstar products to follow enterprise-wide Disaster Recovery (DR) standards. Identified vulnerabilities and DR tasks are assigned to appropriate owners and Morningstar, Inc. 2025 Annual Report  59 Toppan Merrill - Morningstar_ Inc. 10-K ED | 105212 | 10-Mar-26 14:57 | 26-5906-1.cc | Sequence: 15 CHKSUM Content: 21063 Layout: 57301 Graphics: 0 CLEAN JOB: 26-5906-1 CYCLE#;BL#: 10; 0 TRIM: 8.00" x 11.00" AS: Chicago: 877-427-2185 COLORS: PANTONE Cool Gray 11 U, Purple, ~note-color 2, Black, Gray GRAPHICS: none V1.5 on a weekly basis we produce a cybersecurity scorecard for each Morningstar product. These scorecards are disseminated to the relevant leadership team. The InfoSec Team, under the supervision of the chief information security officer (CISO), has also implemented processes to evaluate cybersecurity controls of third-party service providers. As part of the company’s processes for engaging vendors, subcontractors and other third-parties, the InfoSec Team evaluates any such entities that may process confidential information prior to conducting business with them.We also conduct periodic assessments of the security posture of critical third party vendors through the use of formal questionnaires and a review of pertinent documentation provided by those parties, to confirm their continued adherence to our security standards. Employees undergo annual security awareness training, and a quarterly phishing exercise is conducted. Quarterly security incident tabletop exercises are conducted with appropriate stakeholders to practice response procedures, and an annual tabletop exercise is conducted with the executive leadership team to test our enterprise resilience. The enterprise resilience team manages both disaster recovery as well as business continuity plans in preparation to recover from high-impact events. We believe that currently we have not encountered a cybersecurity event that has had a material impact on our business, financial condition, or results of our operation. We continue to invest in our IT security infrastructure, InfoSec Program and to enhance our in- ternal controls and processes to help assess, identify, and protect against cybersecurity threats to our business. For a discussion of the risks cybersecurity threats pose to our business strategy, results of operations, and financial condition, please see “Item 1A. Risk Factors—Risks Related to Our Information Technology and Security” in this Report. Governance Our experienced InfoSec Team is headed by our CISO, who reports to a member of our executive leadership team. Our CISO holds a Ph.D. in Computer Science with a focus on Cybersecurity and Privacy and has more than 15 years of information security experience. The InfoSec Team is responsible for assessing and managing cybersecurity risks and threats. The InfoSec Team manages our Infor- mation Security Program (InfoSec Program), which has oversight of IT risk governance, IT third-party risk management, software and product security, security operations and incident management, IT compliance, technical disaster recovery, and establishing enterprise-wide information security policies and procedures. Our CISO also meets regularly with senior leaders from the IT, Legal, Audit, and Compliance departments to discuss environmental, regulatory, and technological changes and associated risks to the security and confidentiality of our information. Our Board of Directors has delegated oversight of cybersecurity risks to the Audit Committee. The Audit Committee reviews and dis- cusses with management risks relating to our cybersecurity and data privacy practices and has oversight of our cybersecurity risks. Our Chief Information Officer (CIO) and CISO provide an update to the Audit Committee at each of its regular meetings, which covers recent trends, identifies emergent risks to our technology infrastructure, Disaster Recovery (DR) plan statistics, employee training metrics, and major updates on security assessments and threat landscape as needed. The Audit Committee is also provided a sum- mary of events and reporting on how any such events were resolved. Cybersecurity Event Management We have instituted a specific event management process for the monitoring, prevention, detection, identification, mitigation, and remediation of cybersecurity incidents. Cybersecurity incidents are responded to and managed by our 24-hour Security Operations 2025 10-K: Part I 60 Toppan Merrill - Morningstar_ Inc. 10-K ED | 105212 | 10-Mar-26 14:57 | 26-5906-1.cc | Sequence: 16 CHKSUM Content: 4679 Layout: 22540 Graphics: 0 CLEAN JOB: 26-5906-1 CYCLE#;BL#: 10; 0 TRIM: 8.00" x 11.00" AS: Chicago: 877-427-2185 COLORS: PANTONE Cool Gray 11 U, Purple, ~note-color 2, Black, Gray GRAPHICS: none V1.5

Center (SOC), and technical outages/accidental occurrences are reviewed and managed by operational teams at the relevant Morningstar product and by the SOC. Upon resolution of a cybersecurity incident, we conduct a retrospective analysis to inform our security and operational efforts going forward. We engage third parties, such as incident response service providers, as appropriate, based on the severity of the cybersecurity event and/or the work required to remediate. Upon identification of a cybersecurity event, we assign a significance rating to the event. All cybersecurity events that meet or exceed designated criteria are escalated to the CISO or CIO. Cybersecurity events which may be significant are further escalated to the Cyber Incident Disclosure Committee (Cyber Committee). The Cyber Committee consists of the CIO, the CISO, the chief privacy officer, the chief legal officer, the head of corporate communi- cations, and representatives of the affected business unit and/or their respective delegates. Item 2. Properties As of December 31, 2025, we leased approximately 497,000 square feet of office space for our US operations, with approximately half of the space for our corporate headquarters located in Chicago, Illinois. We also lease approximately 796,000 square feet of office space in 20 other countries around the world, including approximately 456,000 square feet in Mumbai, India and approximately 82,000 square feet in Toronto, Canada. We believe that our existing and planned office facilities, which are used by all of our segments, are adequate for our needs and that additional or substitute space is available to accommodate growth and expansion. Item 3. Legal Proceedings We incorporate by reference the information regarding legal proceedings set forth in Note 17 of the Notes to our Consolidated Fi- nancial Statements contained in Part II, Item 8 of this Report. Item 4. Mine Safety Disclosures Not applicable. Morningstar, Inc. 2025 Annual Report  61 Toppan Merrill - Morningstar_ Inc. 10-K ED | 105212 | 10-Mar-26 14:57 | 26-5906-1.cc | Sequence: 17 CHKSUM Content: 28266 Layout: 57301 Graphics: 0 CLEAN JOB: 26-5906-1 CYCLE#;BL#: 10; 0 TRIM: 8.00" x 11.00" AS: Chicago: 877-427-2185 COLORS: PANTONE Cool Gray 11 U, Purple, ~note-color 2, Black, Gray GRAPHICS: none V1.5

Part II Item 5. Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities Our common stock is listed on the Nasdaq Global Select Market under the symbol “MORN.” As of February 6, 2026, there were 495 shareholders of record of our common stock. The actual number of stockholders is greater than this number of record holders and includes stockholders who are beneficial owners but whose shares are held in street name by brokers and other nominees. We paid four quarterly dividends during 2025. In the fourth quarter of 2025, we announced an increase of our quarterly cash dividend from 45.5 cents per share to 50.0 cents per share. While subsequent dividends will be subject to board approval, we expect to pay a regular quarterly dividend of 50.0 cents per share in 2026. Any determination to pay dividends in the future will be at the discretion of our board of directors and will be dependent upon our results of operations, financial condition, contractual restrictions, restrictions imposed by applicable law, and other factors deemed relevant by the board of directors. Future indebtedness and loan facilities could also prohibit or restrict our ability to pay dividends and make distributions to our shareholders. Issuer Purchases of Equity Securities Subject to applicable law, we may repurchase shares at prevailing market prices directly on the open market or in privately negotiated transactions in amounts that we deem appropriate. The table below presents information related to repurchases of common stock we made during the three months ended December 31, 2025. Refer to Note 18 of the Notes to our Consolidated Financial Statements for more information regarding our share repurchase program: Approximate Total number dollar value of of shares shares that Total purchased as may yet be number Average part of publicly purchased of shares price paid announced under the Period purchased per share programs programs (a) October 1, 2025 - October 31, 2025 424,282 $ 224.57 424,282 $ 990,017,520 November 1, 2025 - November 30, 2025 893,808 212.57 893,808 800,019,757 December 1, 2025 - December 31, 2025 462,169 216.38 462,169 700,017,506 Total 1,780,259 $ 216.42 1,780,259 (a) Repurchases effected pursuant to the $500.0 million 2022 Share Repurchase Program (announced December 6, 2022), which has since been completed and replaced by the $1.0 billion 2025 Share Repurchase Program effective October 31, 2025 (announced October 29, 2025). Item 6. [Reserved] 2025 10-K: Part II 62 Toppan Merrill - Morningstar_ Inc. 10-K ED | 105212 | 10-Mar-26 14:57 | 26-5906-1.da | Sequence: 1 CHKSUM Content: 32812 Layout: 57812 Graphics: 0 CLEAN JOB: 26-5906-1 CYCLE#;BL#: 10; 0 TRIM: 8.00" x 11.00" AS: Chicago: 877-427-2185 COLORS: PANTONE Cool Gray 11 U, Gray, Purple, ~note-color 2, Black GRAPHICS: none V1.5

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations The discussion included in this section, as well as under “Item 1—Business” and other sections of this Report, contains forward- looking statements as that term is used in the Private Securities Litigation Reform Act of 1995. These statements are based on our current expectations about future events or future financial performance. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, and often contain words such as “aim,” “committed,” “consider,” “estimate,” “future,” “goal,” “is designed to,” “maintain,” “may,” “might,” “objective,” “ongoing,” “could,” “expect,” “intend,” “plan,” “possible,” “potential,” “anticipate,” “believe,” “predict,” “prospects”, “continue,” “seek,” “strategy,” “strive,” “will,” “would,” “determine,” “evaluate,” or the negative thereof, and similar expressions. These statements involve known and unknown risks and uncertainties that may cause the events we discuss not to occur or to differ significantly from what we expect. For us, these risks and uncertainties include, among others: F failing to achieve the anticipated benefits of the Center for Research in Security Prices, LLC (CRSP) acquisition; F failing to maintain and protect our brand, independence, and reputation; F failing to prevent and/or mitigate cybersecurity events and the failure to protect confidential information, including personal in- formation about individuals; F changing economic and market conditions, including prolonged volatility, recessions, or downturns affecting the financial, data and software sectors and global financial markets, fluctuating interest rates, and the impacts of global trade policies, may negatively impact our financial results, including those of our asset-based businesses; F compliance failures, regulatory action, or changes in or expansion of laws applicable to our regulated businesses; F failing to innovate or streamline our product and service offerings or meet or anticipate our clients’ changing needs; F the impact of AI technologies on our business, as well as legal and reputational risks as they are incorporated into our products and tools; F failing to detect errors in our products or methodology or our products performing improperly due to defects, malfunctions, or similar problems; F failing to recruit, develop, and retain qualified employees; F failing to scale our operations and increase productivity in order to implement our business plans and strategies, including failing to manage costs related thereto; F liability for any losses that result from errors in our automated advisory tools or errors in the use of the information and data we collect; F inadequacy of our operational risk management and business continuity programs to address materially disruptive events; F our strategic transactions, acquisitions, dispositions, and investments in companies or technologies failing to yield expected busi- ness or financial benefits, negatively impacting our operating results and our ability to deliver long-term value to shareholders; F triggering events for impairment of goodwill or assets; F failing to maintain growth across our businesses due to changes in geopolitics and the regulatory landscape; F failing to recognize deferred revenue; F liability relating to the information and data we collect, store, use, create, and distribute or the reports that we publish or are pro- duced by our software products; F the potential adverse effect of our indebtedness (and rising interest rates) on our cash flow and financial and operational flexibility; F liability, costs, and reputational risks relating to environmental, social, and governance considerations; F our dependence on third-party service providers in our operations; F inadequacy of our insurance coverage; Morningstar, Inc. 2025 Annual Report  63 Toppan Merrill - Morningstar_ Inc. 10-K ED | 105212 | 10-Mar-26 14:57 | 26-5906-1.da | Sequence: 2 CHKSUM Content: 55787 Layout: 16692 Graphics: 0 CLEAN JOB: 26-5906-1 CYCLE#;BL#: 10; 0 TRIM: 8.00" x 11.00" AS: Chicago: 877-427-2185 COLORS: PANTONE Cool Gray 11 U, Gray, Purple, ~note-color 2, Black GRAPHICS: none V1.5

F challenges in accounting for tax complexities in the global jurisdictions we operate in could materially affect our tax obligations and tax rates; F the potential impact of vendor consolidation and clients’ strategic decisions to replace our products and services with in-house products and services; F our ability to build and maintain short-term and long-term shareholder value and pay dividends to our shareholders; F our ability to repurchase shares of our common stock; F our ability to maintain existing business and renewal rates and to gain new business; F the impact of recently issued accounting pronouncements on our consolidated financial statements and related disclosures; F impact on our stock price due to market conditions, future sales of our common stock and fluctuations in our operating results; and F failing to protect our intellectual property rights or claims of intellectual property infringement against us. A more complete description of these risks and uncertainties, among others, can be found in Item 1A—Risk Factors of this Report. If any of these risks and uncertainties materialize, our actual future results and other future events may vary significantly from what we expect. We do not undertake to update our forward-looking statements as a result of new information, future events, or otherwise, except as may be required by law. You are, however, advised to review any further disclosures we make on related subjects, and about new or additional risks, uncertainties, and assumptions in our future filings with the SEC on Forms 10-K, 10-Q, and 8-K. This section includes comparisons of certain 2025 financial information to the same information for 2024. Year-to-year comparisons of the 2024 financial information to the same information for 2023 can be found in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in Part II, Item 7 of the company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, filed with the SEC on February 28, 2025. All dollar and percentage comparisons, which are often accompanied by words such as “increase,” “decrease,” “grew,” “declined,” “was up,” “was down,” “was flat,” or “was similar” refer to a comparison with the prior year unless otherwise stated. Understanding Our Company Key Business Characteristics Our mission is to empower investor success. The investing ecosystem is complex, and navigating it with confidence requires a trusted, independent voice. We deliver our perspective to institutions, advisors, and individuals with a single-minded purpose: to empower every investor with conviction that they can make better-informed decisions and realize success on their own terms. Our strategy is to deliver insights and experiences that make us essential to the investor workflow. Segments The company has seven operating segments which are presented as the following five reportable segments: Morningstar Direct Platform, PitchBook, Morningstar Credit, Morningstar Wealth, and Morningstar Retirement. The operating segments of Morningstar Sustainalytics and Morningstar Indexes do not individually meet the quantitative segment reporting thresholds and have been com- bined and presented as part of Corporate and All Other, which is not a reportable segment. Prior-period segment information is pre- sented in a manner consistent with how current-period segment information is presented and reviewed by the chief operating 2025 10-K: Part II 64 Toppan Merrill - Morningstar_ Inc. 10-K ED | 105212 | 10-Mar-26 14:57 | 26-5906-1.da | Sequence: 3 CHKSUM Content: 30819 Layout: 65378 Graphics: 0 CLEAN JOB: 26-5906-1 CYCLE#;BL#: 10; 0 TRIM: 8.00" x 11.00" AS: Chicago: 877-427-2185 COLORS: PANTONE Cool Gray 11 U, Gray, Purple, ~note-color 2, Black GRAPHICS: none V1.5 decision maker (CODM). For additional information about our segment reporting, refer to Note 6 of the Notes to our Consolidated Financial Statements in Part II of this Report. Revenue We offer an extensive line of investment-related products and services for individual and institutional investors in public and private capital markets, financial advisors and wealth managers, alliances and redistributors, asset managers, retirement plan providers, advisors and sponsors, and issuers of fixed-income securities. Our segments sell many of our research and data products and services through license agreements on either a per user or enter- prise-basis. Morningstar Direct Platform and PitchBook generate most of our license-based revenue. Our license agreements typically range from one to three years and are accounted for as subscription services available to customers and not as licenses under the accounting guidance. Our Morningstar Wealth and Morningstar Retirement segments generate most of our asset-based revenue where basis points and other fees are charged for assets under management or advisement (AUMA). Our asset-based arrangements typically range from one to three years. Our transaction-based revenue includes revenue that is one time in nature and related Morningstar Credit recurring revenue primarily derived from surveillance and research. Deferred Revenue We invoice some of our clients and collect cash in advance of providing services or fulfilling subscription services to our customers. Deferred revenue totaled $607.1 million, of which $586.1 million was classified as a current liability with an additional $21.0 million included in long-term liabilities, at the end of 2025. We expect to recognize this deferred revenue in future periods as we fulfill the service obligations under our agreements. Operating Expense We classify our operating expense into separate categories for cost of revenue, sales and marketing, general and administrative, and depreciation and amortization, as described below. F Cost of revenue. This category includes compensation expense for employees who produce the products and services we deliver to our customers. For example, this category covers production teams and analysts who write investment research reports. It also includes compensation expense for programmers, designers, and other employees who develop new products and enhance existing products. In some cases, we capitalize the compensation costs associated with certain software development projects resulting in reduced expense that we would otherwise report in this category. Cost of revenue also includes other expenses, such as third-party data purchases and data lines as well as professional fees for third-party development activities. F Sales and marketing. This category includes compensation expense for our sales teams, product managers, and marketing pro- fessionals. We also include the cost of advertising, digital marketing campaigns, and other marketing and promotion efforts in this category. Morningstar, Inc. 2025 Annual Report  65 Toppan Merrill - Morningstar_ Inc. 10-K ED | 105212 | 10-Mar-26 14:57 | 26-5906-1.da | Sequence: 4 CHKSUM Content: 24296 Layout: 16692 Graphics: 0 CLEAN JOB: 26-5906-1 CYCLE#;BL#: 10; 0 TRIM: 8.00" x 11.00" AS: Chicago: 877-427-2185 COLORS: PANTONE Cool Gray 11 U, Gray, Purple, ~note-color 2, Black GRAPHICS: none V1.5

F General and administrative. This category includes compensation expense for our management team and other corporate func- tions, including employees in our compliance, finance, human resources, and legal departments. It also includes costs for cor- porate systems and facilities. F Depreciation and amortization. Our capital expenditures mainly relate to capitalized software development costs, information technology equipment, and leasehold improvements. We amortize capitalized software development costs on a straight-line basis over their estimated economic life, generally three years. We depreciate property and equipment using the straight-line method based on the useful lives of the assets, which range from three to seven years. We amortize leasehold improvements over the lease term or their useful lives, whichever is shorter. We also include amortization related to identifiable intangible assets, which is mainly driven by acquisitions, in this category. We amortize intangible assets using the straight-line method over their estimated economic useful lives, which range from one to 20 years. International Operations As of December 31, 2025, we had wholly-owned subsidiaries in 31 countries outside of the US and included their results of operations and financial condition in our consolidated financial statements. We also have investments outside of the US, and where we have significant influence, we apply the equity method of accounting. How We Evaluate Our Business When our analysts evaluate a stock, they focus on assessing the company’s estimated intrinsic value, which is based on estimated future cash flows, discounted to their value in today’s dollars. Our approach to evaluating our own business works the same way. Our goal is to increase the intrinsic value of our business over time, which we believe is the best way to create value for our share- holders. We do not make public financial forecasts for our business because we want to avoid creating any incentives for our man- agement team to make speculative statements about our financial results that could influence our stock price or take actions that help us meet short-term forecasts, but may not build long-term shareholder value. We provide the following measures that can help investors generate their own assessment of how our intrinsic value has changed over time: F Revenue; F Operating Income; F Operating Margin; and F Operating Cash Flow. Non-GAAP Measures To supplement our consolidated financial statements presented in accordance with US Generally Accepted Accounting Principles (GAAP), we use the following non-GAAP measures: F “Organic Revenue” is consolidated revenue before (1) acquisitions and divestitures, (2) adoption of new accounting standards or revisions to accounting practices (accounting changes), and (3) the effect of foreign currency translations. F “Adjusted Operating Income (Loss)” is consolidated operating income (loss) excluding (1) intangible amortization expense, (2) the impact of merger, acquisition, and divestiture-related activity which, when applicable, may include certain non-recurring expenses 2025 10-K: Part II 66 Toppan Merrill - Morningstar_ Inc. 10-K ED | 105212 | 10-Mar-26 14:57 | 26-5906-1.da | Sequence: 5 CHKSUM Content: 2978 Layout: 65378 Graphics: 0 CLEAN JOB: 26-5906-1 CYCLE#;BL#: 10; 0 TRIM: 8.00" x 11.00" AS: Chicago: 877-427-2185 COLORS: PANTONE Cool Gray 11 U, Gray, Purple, ~note-color 2, Black GRAPHICS: none V1.5 such as pre-deal due diligence, transaction costs, contingent consideration, severance, and post-close integration costs (M&A-related expenses), and (3) certain other one-time, non-recurring items which management does not consider when evaluating ongoing performance (other non-recurring items). F “Adjusted Operating Margin” is operating margin excluding (1) intangible amortization expense, (2) M&A-related expenses, and (3) other non-recurring items. F “Free Cash Flow” is cash provided by or used for operating activities less capital expenditures. These non-GAAP measures may not be comparable to similarly titled measures reported by other companies and should not be con- sidered an alternative to any measure of performance promulgated under GAAP. We present organic revenue because we believe it helps investors better compare our period-over-period results, and our manage- ment team uses this measure to evaluate the performance of our business. We exclude revenue from acquired businesses from our organic revenue growth calculation for a period of 12 months after we complete the acquisition. For divestitures (including sale of assets), we exclude revenue in the prior-year period for which there is no comparable revenue in the current period. We present adjusted operating income (loss) and adjusted operating margin because we believe they better reflect period-over- period comparisons and improve overall understanding of the underlying performance of the business absent the impact of intangible amortization expense, M&A-related expenses, and certain other one-time, non-recurring items. We present free cash flow as a supplemental disclosure to help investors better understand how much cash is available after making capital expenditures. Our management team uses free cash flow as a metric to evaluate the health of our business, and it should not be considered an indicator of liquidity. In addition to the measures described above, we calculate revenue renewal rates to evaluate how successful we’ve been in main- taining existing business for products and services that have revenue associated with periodic renewals. We use the annual contract value method, which tracks the dollar value of renewals compared with the total dollar value of contracts up for renewal during the period. In 2025, we revised our annual renewal rate methodology to include changes in the contract value in the renewal amount, including updates made mid-contract. Prior to 2025, mid-contract updates were not included except in the calculation of PitchBook’s revenue renewal rate. We use the actual revenue for the previous comparable fiscal period as the base rate for calculating the renewal percentage. The renewal rate excludes setup and customization fees and contract renewals that were pending as of mid-January 2026. Regulatory Trends Affecting Our Business In addition to the industry developments described under Part I, Item 1. Business—”Our Strategy,” there are several longer-term reg- ulatory trends we consider relevant to our business, as summarized below and as described in more detail in Part I, Item 1. Busi- ness—”Government Regulation” and in Part I, Item 1A—”Risk Factors” of this Report. The increased complexity and extent of regulation globally is a challenge for both Morningstar and its clients, and we continue to invest in our compliance organization, processes, and controls. Additionally, current regulatory uncertainty in the US—including changes and the pace of changes enacted by the current presidential administration and related leadership changes at US government agencies such as the US Securities and Ex- change Commission, as well as recent and potential future US Supreme Court rulings—may impact our business. Morningstar, Inc. 2025 Annual Report  67 Toppan Merrill - Morningstar_ Inc. 10-K ED | 105212 | 10-Mar-26 14:57 | 26-5906-1.da | Sequence: 6 CHKSUM Content: 55836 Layout: 16692 Graphics: 0 CLEAN JOB: 26-5906-1 CYCLE#;BL#: 10; 0 TRIM: 8.00" x 11.00" AS: Chicago: 877-427-2185 COLORS: PANTONE Cool Gray 11 U, Gray, Purple, ~note-color 2, Black GRAPHICS: none V1.5

EU and UK Regulatory Divergence For our regulated businesses in the UK and EU, following the UK’s Financial Services and Markets Act 2023, there is a growing risk of divergence between the specifics of the EU and UK regulatory regimes, as the UK continues to adapt its post-Brexit financial services regulatory framework and tailors its rules to suit the UK market, while seeking to strengthen its position in wholesale markets more generally. With respect to our credit ratings business, divergence risks further increase the costs and complexity of regulatory compliance. The UK Financial Conduct Authority issued a five-year strategy in early 2025. Morningstar’s wealth management business has noted no immediate impact but continues to monitor and evaluate for any divergence risks. Increased ESG Regulation and Scrutiny Interest from investors, regulators, and other relevant stakeholders in firms adopting ESG-related business and strategies persists. Morningstar is impacted by these trends on a corporate level, as a US public company with international operations, and on a business level. Specifically, we anticipate that this area will experience further regulatory developments likely to have long-term im- pacts on our delivery of products and services, customer interactions, physical operations, technology systems, and dependencies on third parties. Morningstar is monitoring proposed ESG-related laws and regulations in the US, EU, and in other jurisdictions relevant to its business activities, including those developments aimed at limiting or challenging ESG-related practices. The future of any US regulation of sustainability matters is uncertain and may not align with current or future regulations in other jurisdictions, including the EU. These and other potential regulations may impact not only the scope of our disclosure obligations and the products and services we provide to customers but also present an opportunity to guide and inform investors who are looking to understand the regulations and develop their own workflows to support their compliance with new requirements. The politicization of ESG-related business activities and investments has increased in recent years, particularly in the US. This po- liticization may result in Morningstar facing heightened scrutiny in this regard, and may result in the company incurring increased costs in addressing related inquiries. Morningstar continues to closely monitor the ESG landscape. Cybersecurity, Data Privacy and Artificial Intelligence Data privacy regulation continues to proliferate, as numerous national and state jurisdictions have adopted or are considering new data privacy regulations. As a related matter, issues of cybersecurity as they relate to the identification and mitigation of cyber threats also continue to grow in prominence and laws governing data breaches continue to proliferate globally. Financial regulators have also increased their scrutiny of the data protection practices of the entities, such as Morningstar, that they oversee. The introduction of the EU’s Digital Operational Resilience Act (DORA) corresponds with a growing concern among financial services regulators as to the increasing influence of information technology service providers, and the risks to financial stability posed by dependency on those firms. Ensuring resiliency necessarily captures group (rather than individual entity) arrangements and is there- fore both costly and complex. Morningstar is monitoring related developments in other countries that may follow the EU’s lead. Regulators in various global jurisdictions have adopted or are considering regulations governing AI technologies, such as the EU AI Act. Additionally, regulators have sought to clarify that existing regulations apply to novel use cases involving AI technologies. 2025 10-K: Part II 68 Toppan Merrill - Morningstar_ Inc. 10-K ED | 105212 | 10-Mar-26 14:57 | 26-5906-1.da | Sequence: 7 CHKSUM Content: 57082 Layout: 65378 Graphics: 0 CLEAN JOB: 26-5906-1 CYCLE#;BL#: 10; 0 TRIM: 8.00" x 11.00" AS: Chicago: 877-427-2185 COLORS: PANTONE Cool Gray 11 U, Gray, Purple, ~note-color 2, Black GRAPHICS: none V1.5

Combined, this regulatory activity creates a complex and potentially costly compliance environment as Morningstar deploys AI tech- nologies in its products and in tools used in the workplace. Other Regulatory Trends Global Anti-Money Laundering (AML) and Know Your Customer (KYC) regulations are expanding. For example, the EU’s enactment of its 6th AML Directive, enhanced beneficial-ownership verification under the US Corporate Transparency Act, and instituted stricter risk-based standards from the Financial Action Task Force (FATF). These developments increase compliance complexity for financial services providers and their affiliates. For Morningstar, this may require additional investment in technology, data quality, and due- diligence processes, as well as increased oversight of third-party vendors. Morningstar is actively monitoring all relevant updates to AML and KYC regulation to ensure compliance with its obligations. Finally, our company is impacted by government regulation and policies focused on macroeconomic trends such as inflation, trade, and unemployment. Central banks’ increases in interest rates to combat inflationary pressures increases our interest expense on our variable rate indebtedness, while the volatile rate environment can impact credit issuance volumes, impacting our credit rating business, as well as M&A activity more broadly. Our compensation expense reflects rising wage scales in many of the markets where we operate as unemployment rates remain low. Overall, our business, balance sheet, technological infrastructure, and teams have shown resilience and flexibility navigating global macroeconomic trends. Consolidated Results Key metrics (in millions) 2025 2024 Change Revenue $ 2,445.5 $ 2,275.1 7.5% Operating income 526.6 484.8 8.6% Operating margin 21.5% 21.3% 0.2pp Cash provided by operating activities $ 589.7 $ 591.6 (0.3)% Capital expenditures (147.1) (142.7) 3.1% Free cash flow $ 442.6 $ 448.9 (1.4)% Cash used for investing activities $ (139.3) $ (21.3) NMF Cash used for financing activities $ (514.7) $ (384.4) 33.9% pp—percentage points NMF—not meaningful Consolidated Revenue Revenue by type (in millions) 2025 2024 Change Morningstar Direct Platform License-based $ 829.1 $ 786.7 5.4% Asset-based — — —% Transaction-based 1.5 1.4 7.1% Morningstar Direct Platform total $ 830.6 $ 788.1 5.4% Morningstar, Inc. 2025 Annual Report  69 Toppan Merrill - Morningstar_ Inc. 10-K ED | 105212 | 10-Mar-26 14:57 | 26-5906-1.da | Sequence: 8 CHKSUM Content: 30376 Layout: 5344 Graphics: 0 CLEAN JOB: 26-5906-1 CYCLE#;BL#: 10; 0 TRIM: 8.00" x 11.00" AS: Chicago: 877-427-2185 COLORS: PANTONE Cool Gray 11 U, Gray, Purple, ~note-color 2, Black GRAPHICS: none V1.5

(in millions) 2025 2024 Change PitchBook License-based $ 664.5 $ 611.6 8.6% Asset-based — — —% Transaction-based 7.3 6.8 7.4% PitchBook total $ 671.8 $ 618.4 8.6% Morningstar Credit License-based $ 20.7 $ 16.4 26.2% Asset-based — — —% Transaction-based 333.7 274.7 21.5% Morningstar Credit total $ 354.4 $ 291.1 21.7% Morningstar Wealth License-based $ 74.0 $ 80.4 (8.0)% Asset-based 142.5 142.3 0.1% Transaction-based 34.9 25.7 35.8% Morningstar Wealth total $ 251.4 $ 248.4 1.2% Morningstar Retirement License-based $ 1.7 $ 1.8 (5.6)% Asset-based 135.9 125.3 8.5% Transaction-based — — —% Morningstar Retirement total $ 137.6 $ 127.1 8.3% Corporate and All Other (1) License-based $ 129.2 $ 128.2 0.8% Asset-based 64.6 65.6 (1.5)% Transaction-based 5.9 8.2 (28.0)% Corporate and All Other total $ 199.7 $ 202.0 (1.1)% License-based $ 1,719.2 $ 1,625.1 5.8% Asset-based 343.0 333.2 2.9% Transaction-based 383.3 316.8 21.0% Consolidated revenue $ 2,445.5 $ 2,275.1 7.5% (1) Corporate and All Other provides a reconciliation between revenue from our reportable segments and consolidated revenue. Corporate and All Other includes Morningstar Sustainalytics and Morningstar Indexes as sources of revenue. Revenue from Morningstar Sustainalytics was $112.0 million in 2025 and $117.3 million in 2024. Revenue from Morningstar Indexes was $87.7 million in 2025 and $84.7 million in 2024. Our consolidated revenue rose $170.4 million, or 7.5%, in 2025, with foreign currency movements increasing revenue by $12.7 million. License-based revenue, which represents subscription services available to customers, increased 5.8%, or 5.6% on an organic basis. Reported and organic revenue growth were primarily driven by strong demand for PitchBook and Morningstar Direct Platform products. Asset-based revenue increased 2.9%, or 7.8% on an organic basis, with both reported and organic revenue growth reflecting increases in Morningstar Retirement and Morningstar Wealth. Transaction-based revenue increased 21.0%, or 20.5% on an organic basis, primarily due to growth in Morningstar Credit. 2025 10-K: Part II 70 Toppan Merrill - Morningstar_ Inc. 10-K ED | 105212 | 10-Mar-26 14:57 | 26-5906-1.da | Sequence: 9 CHKSUM Content: 65155 Layout: 65378 Graphics: 0 CLEAN JOB: 26-5906-1 CYCLE#;BL#: 10; 0 TRIM: 8.00" x 11.00" AS: Chicago: 877-427-2185 COLORS: PANTONE Cool Gray 11 U, Gray, ~note-color 2, Black GRAPHICS: none V1.5

Organic revenue Organic revenue increased 8.0% in 2025, driven primarily by strong performance from Morningstar Credit, PitchBook, and Morningstar Direct Platform. The table below shows a reconciliation of organic revenue to the most directly comparable GAAP financial measure. (in millions) 2025 2024 Change Consolidated revenue $ 2,445.5 $ 2,275.1 7.5% Acquisitions (3.4) — NMF Divestitures (11.3) (36.5) NMF Effect of foreign currency translations (12.7) — NMF Organic revenue $ 2,418.1 $ 2,238.6 8.0% Revenue by geographical area (in millions) 2025 2024 Change United States $ 1,754.9 $ 1,638.8 7.1% Asia 48.0 49.6 (3.2)% Australia 65.3 62.4 4.6% Canada 154.9 140.4 10.3% Continental Europe 219.6 203.8 7.8% Contributors to Revenue Growth Acquisitions, divestitures, and accounting changes Effect of foreign currency translations Organic growth Total 2.8% 1.9% 17.6% 22.3% (0.2%) 0.0% 11.8% 1.7% (0.2%) 7.5% 11.6% (1.0%) 0.5% 8.0% 7.5%9.0% 2021 22.3% 2.0% (2.7%) 10.8% 10.1% 2022 9.0% 2023 2024 2025 10.1% 7.5% 11.6% Morningstar, Inc. 2025 Annual Report  71 Toppan Merrill - Morningstar_ Inc. 10-K ED | 105212 | 10-Mar-26 14:57 | 26-5906-1.da | Sequence: 10 CHKSUM Content: 49052 Layout: 45240 Graphics: 56764 CLEAN JOB: 26-5906-1 CYCLE#;BL#: 10; 0 TRIM: 8.00" x 11.00" AS: Chicago: 877-427-2185 COLORS: PANTONE Cool Gray 11 U, 0, Gray, Purple, ~note-color 2, Black GRAPHICS: 5906-1_Contributors_Rev_C.eps V1.5

(in millions) 2025 2024 Change United Kingdom $ 189.8 $ 167.4 13.4% Other 13.0 12.7 2.4% Total International 690.6 636.3 8.5% Consolidated revenue $ 2,445.5 $ 2,275.1 7.5% International revenue accounted for approximately 28% of our consolidated revenue in 2025 and 2024. Approximately 59% of international revenue was generated from Continental Europe and the UK in 2025. Revenue from international operations increased $54.3 million, or 8.5%, driven by strong demand for products across Morningstar Credit, Morningstar Direct Platform, and Morningstar Wealth. Revenue Renewal Rates As discussed in How We Evaluate Our Business, we calculate revenue renewal rates to assess our success in retaining business for products and services with renewable revenue streams. The renewal rate for license-based products reflects several factors, including the impact of price changes, increases in the number of users or client bases at renewal, client cancellations, and other changes to contract value upon renewal. As a result, renewal rates may be above or below 100%. In 2025, we revised our annual renewal rate methodology as discussed in more detail in How We Evaluate Our Business. In addition, the revenue renewal rate for Morningstar Advisor Workstation was not available in 2025 due to ongoing updates to our billing system and a product transition. Revenue Renewal Rates for License-Based Products and Services 2021 2022 2023 2024 104% 105% 103% 101%*100% 2025* Excludes Morningstar Credit license-based revenue. Includes Morningstar Sustainalytics starting in 2022. In 2025, we updated the methodology for calculating the annual revenue renewal rate and excluded Morningstar Advisor Workstation, as explained in the above text and How We Evaluate Our Business. Using the updated methodology and excluding Morningstar Advisor Workstation, the annual revenue renewal rate in 2024 would have been 103%. * 2025 10-K: Part II 72 Toppan Merrill - Morningstar_ Inc. 10-K ED | 105212 | 10-Mar-26 14:57 | 26-5906-1.da | Sequence: 11 CHKSUM Content: 8350 Layout: 17190 Graphics: 59950 CLEAN JOB: 26-5906-1 CYCLE#;BL#: 10; 0 TRIM: 8.00" x 11.00" AS: Chicago: 877-427-2185 COLORS: PANTONE Cool Gray 11 U, 0, Gray, Purple, ~note-color 2, Black GRAPHICS: 5906-1_Renewal_Rates_C.eps V1.5

Consolidated Operating Results (in millions) 2025 2024 Change Cost of revenue $ 952.9 $ 895.7 6.4% % of revenue 39.0% 39.4% (0.4) pp Sales and marketing 467.0 441.0 5.9% % of revenue 19.1% 19.4% (0.3) pp General and administrative 334.0 327.2 2.1% % of revenue 13.7% 14.4% (0.7) pp Depreciation and amortization 189.9 190.4 (0.3)% % of revenue 7.7% 8.3% (0.6) pp Total operating expense $ 1,943.8 $ 1,854.3 4.8% % of revenue 79.5% 81.5% (2.0) pp Cost of revenue Cost of revenue increased $57.2 million, or 6.4%, in 2025. Higher compensation expense of $44.0 million was the largest contributor to the increase, primarily driven by an increase in salaries related in part to the company’s annual merit increase and higher severance costs of $14.4 million in 2025 related to the targeted reorganizations in certain areas of the business including Morningstar Sustainalytics and Morningstar Direct Platform as well as the sunsetting of Morningstar Wealth’s Office product. Sales and marketing Sales and marketing expense increased $26.0 million, or 5.9%, in 2025. Higher compensation expense of $15.5 million was the largest contributor, mainly due to severance costs associated with targeted reorganizations in PitchBook, as well as increased sales com- mission expense and salaries. Advertising and marketing costs increased $7.2 million during 2025 due to increased costs associated with marketing and brand campaigns, as well as paid advertising. General and administrative General and administrative expense increased $6.8 million, or 2.1%, in 2025. Higher compensation expense was the largest contributor to the increase, driven primarily by higher company-sponsored benefits and salaries. Depreciation and amortization Depreciation and amortization decreased $0.5 million, or 0.3% in 2025, primarily due to a decrease in intangible amortization expense, which was partially off set by an increase in depreciation expense. Depreciation expense increased primarily due to higher capitalized software costs for product enhancements in prior periods. Intangible amortization expense decreased as certain intangible assets from some of our earlier acquisitions became fully amortized. Gain on sale of customer assets We recorded a $22.7 million gain in 2025 from the contingent payment related to the sale of customer assets from the US Morningstar Wealth Turnkey Asset Management Platform (TAMP) to AssetMark (sale of US TAMP assets), compared to a $64.0 million gain in 2024. Refer to Note 10 of the Notes to our Consolidated Financial Statements for additional information. Morningstar, Inc. 2025 Annual Report  73 Toppan Merrill - Morningstar_ Inc. 10-K ED | 105212 | 10-Mar-26 14:57 | 26-5906-1.da | Sequence: 12 CHKSUM Content: 37633 Layout: 47233 Graphics: 0 CLEAN JOB: 26-5906-1 CYCLE#;BL#: 10; 0 TRIM: 8.00" x 11.00" AS: Chicago: 877-427-2185 COLORS: PANTONE Cool Gray 11 U, Gray, Purple, ~note-color 2, Black GRAPHICS: none V1.5

Consolidated Operating Income and Operating Margin (in millions) 2025 2024 Change Operating income $ 526.6 $ 484.8 8.6% Operating margin 21.5% 21.3% 0.2 pp Consolidated operating income increased $41.8 million, or 8.6%, in 2025, reflecting an increase in revenue of $170.4 million and a $22.7 million contingent payment gain related to the company’s sale of US TAMP assets in 2024, partially offset by an $89.5 million increase in operating expense. During 2024, the company recorded a $64.0 million gain related to the company’s sale of US TAMP assets. Operating margin was 21.5% in 2025, an increase of 0.2 percentage points compared with 2024. Excluding the gain on the sale of US TAMP assets during both periods, reported operating income would have increased 19.7%. The gain on the sale of US TAMP assets had a 0.9 and 2.8 percentage point impact on operating margin in 2025 and 2024, respectively. Adjusted Operating Income and Adjusted Operating Margin We reported adjusted operating income of $582.9 million in 2025 compared with $493.8 million in 2024. The table below shows a reconciliation of adjusted operating income to the most directly comparable GAAP financial measure. (in millions) 2025 2024 Change Operating income $ 526.6 $ 484.8 8.6% Intangible amortization expense 59.8 64.5 (7.3)% M&A-related expenses 21.4 8.5 151.8% Other non-recurring items (1) (24.9) (64.0) NMF Adjusted operating income $ 582.9 $ 493.8 18.0% 1,699.3 257.0 1,870.6 167.8 2,038.6 230.6 2,275.1 484.8 2,445.5 526.6 Key Metrics ($mil) Operating income 20252023 202420222021 Consolidated revenue 2025 10-K: Part II 74 Toppan Merrill - Morningstar_ Inc. 10-K ED | 105212 | 10-Mar-26 14:57 | 26-5906-1.da | Sequence: 13 CHKSUM Content: 52576 Layout: 58904 Graphics: 54364 CLEAN JOB: 26-5906-1 CYCLE#;BL#: 10; 0 TRIM: 8.00" x 11.00" AS: Chicago: 877-427-2185 COLORS: PANTONE Cool Gray 11 U, 0, Gray, Purple, ~note-color 2, Black GRAPHICS: 5906-1_Key_Metrics_C.eps V1.5

(in millions) 2025 2024 Change Morningstar Direct Platform $ 369.4 $ 355.4 3.9% PitchBook 210.1 186.4 12.7% Morningstar Credit 114.8 75.6 51.9% Morningstar Wealth 9.6 (9.3) NMF Morningstar Retirement 67.7 65.6 3.2% Corporate and All Other (2) (188.7) (179.9) NMF Adjusted operating income $ 582.9 $ 493.8 18.0% We reported adjusted operating margin of 23.8% in 2025 and 21.7% in 2024. The table below shows a reconciliation of adjusted op- erating margin to the most directly comparable GAAP financial measure. 2025 2024 Change Operating margin $ 21.5% $ 21.3% 0.2 pp Intangible amortization expense 2.4% 2.8% (0.4) pp M&A-related expenses 0.9% 0.4% 0.5 pp Other non-recurring items (1) (1.0)% (2.8)% 1.8 pp Adjusted operating margin $ 23.8% $ 21.7% 2.1 pp (1) Other non-recurring items primarily reflect the gain on sale of US TAMP assets for the years ended December 31, 2025 and 2024. (2) Corporate and All Other includes unallocated corporate expenses of $186.1 million in 2025 and $181.4 million in 2024, as well as adjusted operating income/loss from Morningstar Sustainalytics and Morningstar Indexes. Unallocated corporate expenses include finance, human resources, legal, and other management-related costs that are not considered when segment performance is evaluated. Segment Results Segment adjusted operating income reflects the impact of direct segment expenses as well as certain allocated centralized costs, such as information technology, sales and marketing, and research and data. Morningstar Direct Platform The following table presents the results for Morningstar Direct Platform: (in millions) 2025 2024 Change Revenue $ 830.6 $ 788.1 5.4% Adjusted operating income $ 369.4 $ 355.4 3.9% Adjusted operating margin 44.5% 45.1% (0.6) pp Morningstar Direct Platform total revenue increased $42.5 million, or 5.4%, in 2025. Revenue grew 5.7% on an organic basis, driven by increases in Morningstar Direct and Morningstar Data. Organic revenue growth excludes revenue associated with the divested Commodity and Energy Data business beginning in the fourth quarter of 2024 and foreign currency impact. Starting in the first quarter of 2025, the company changed the name of this reportable segment to Morningstar Direct Platform. It also changed the composition of the key product areas within the segment (Morningstar Data, Morningstar Direct, and Morningstar Advisor Workstation). There were no changes to the overall composition of the reportable segment. Morningstar Data contributed $34.8 million to Morningstar Direct Platform revenue growth, with revenue increasing 9.0%, or 7.4% on an organic basis. Revenue growth was driven in part by expansion with existing clients supported by new use cases, with particular strength in managed investment data and Morningstar Essentials. Morningstar, Inc. 2025 Annual Report  75 Toppan Merrill - Morningstar_ Inc. 10-K ED | 105212 | 10-Mar-26 14:57 | 26-5906-1.da | Sequence: 14 CHKSUM Content: 11841 Layout: 16692 Graphics: 0 CLEAN JOB: 26-5906-1 CYCLE#;BL#: 10; 0 TRIM: 8.00" x 11.00" AS: Chicago: 877-427-2185 COLORS: PANTONE Cool Gray 11 U, Gray, Purple, ~note-color 2, Black GRAPHICS: none V1.5

Morningstar Direct contributed $19.3 million to Morningstar Direct Platform revenue growth, with revenue increasing 6.9%, or 5.8%, on an organic basis reflecting growth across all major geographies supported by increased revenue per license and expansion with existing clients in reporting solutions. Morningstar Direct licenses were flat compared to the prior-year period. Morningstar Direct Platform adjusted operating income increased $14.0 million, or 3.9%, and adjusted operating margin decreased 0.6 percentage points in 2025. The decline in adjusted operating margin reflected higher compensation costs due to annual merit increases and severance costs, the impact of the sale of the company’s Commodity and Energy Data business in 2024, and higher depreciation related to capitalized software costs for prior-period product enhancements. Morningstar Direct Platform’s adjusted operating income includes the impact of $4.3 million in severance costs primarily related to targeted reorganizations. Morningstar Direct Platform depreciation expense was $44.7 million and $37.9 million for 2025 and 2024, respectively. PitchBook The following table presents the results for PitchBook: (in millions) 2025 2024 Change Revenue $ 671.8 $ 618.4 8.6% Adjusted operating income $ 210.1 $ 186.4 12.7% Adjusted operating margin 31.3% 30.1% 1.2 pp PitchBook total revenue increased $53.4 million, or 8.6%, in 2025. Revenue grew 8.5% on an organic basis. Growth was primarily driven by the PitchBook platform with contributions from the small-but-growing direct data business. PitchBook platform growth drivers reflected strength in PitchBook’s core investor and advisor client segments. This was partially offset by con- tinued softness in the corporate client segment, especially with smaller firms with more limited use cases. PitchBook licensed users were relatively flat compared to the prior-year period, reflecting the addition of new logos offset by churn. PitchBook adjusted operating income increased $23.7 million, or 12.7%, and adjusted operating margin increased 1.2 percentage points in 2025. The increase in adjusted operating income and margin was primarily driven by higher revenue, partially offset by in- creased compensation costs. The increase in compensation was primarily driven by higher salaries resulting from annual merit in- creases, while headcount remained largely flat compared to the prior-year period. PitchBook’s adjusted operating income includes the impact of $4.5 million in severance costs primarily related to targeted reorganizations. PitchBook depreciation expense was $33.6 million and $31.8 million for 2025 and 2024, respectively. Morningstar Credit The following table presents the results for Morningstar Credit: (in millions) 2025 2024 Change Revenue $ 354.4 $ 291.1 21.7% Adjusted operating income $ 114.8 $ 75.6 51.9% Adjusted operating margin 32.4% 26.0% 6.4 pp Morningstar Credit total revenue increased $63.3 million, or 21.7%, in 2025. Revenue increased 20.9% on an organic basis. Revenue grew across asset classes and geographies supported by a healthy issuance market, with particular strength in US commercial 2025 10-K: Part II 76 Toppan Merrill - Morningstar_ Inc. 10-K ED | 105212 | 10-Mar-26 14:57 | 26-5906-1.da | Sequence: 15 CHKSUM Content: 52051 Layout: 65378 Graphics: 0 CLEAN JOB: 26-5906-1 CYCLE#;BL#: 10; 0 TRIM: 8.00" x 11.00" AS: Chicago: 877-427-2185 COLORS: PANTONE Cool Gray 11 U, Gray, Purple, ~note-color 2, Black GRAPHICS: none V1.5 mortgage- and asset-backed securities ratings revenue and Canadian and European corporate ratings revenue. Organic revenue growth excludes revenue associated with the Dealview Technologies Limited (DealX) acquisition, which was completed in the first quarter of 2025, and foreign currency impact. Morningstar Credit adjusted operating income increased $39.2 million, or 51.9%, and adjusted operating margin increased 6.4 per- centage points in 2025. Adjusted operating income and margin growth in 2025 was driven by higher revenue, partially offset by higher compensation costs. The increase in compensation was primarily driven by higher salaries and benefits due to increased headcount to support growth and higher bonus expense, reflecting strong performance relative to targets. Morningstar Credit depreciation expense was $8.1 million and $8.9 million for 2025 and 2024, respectively. Morningstar Wealth The following table presents the results for Morningstar Wealth: (in millions) 2025 2024 Change Revenue $ 251.4 $ 248.4 1.2% Adjusted operating income (loss) $ 9.6 $ (9.3) NMF Adjusted operating margin 3.8% (3.7)% 7.5 pp Morningstar Wealth total revenue increased $3.0 million, or 1.2%, in 2025. Revenue grew 7.8% on an organic basis, primarily driven by growth in Investment Management and increased advertising sales. Organic revenue growth excludes platform revenue associated with US TAMP assets sold to AssetMark, interim service fees received from AssetMark, and foreign currency impact. Reported and organic revenue growth includes a $5.1 million negative impact from the ongoing sunsetting of Morningstar Office. Asset-based revenue is based on quarter-end, prior quarter-end, or average asset levels during each quarter, which are often reported on a one-quarter lag for certain Investment Management products including Morningstar Model Portfolios. The timing of this client asset reporting and the structure of our contracts often results in a lag between market movements and the impact on revenue. The following table summarizes our approximate Morningstar Wealth AUMA: As of December 31, (in billions) 2025 2024 Change Morningstar Model Portfolios $ 51.8 $ 43.8 18.3% Institutional Asset Management 5.9 7.0 (15.7)% Asset Allocation Services 15.1 11.5 31.3% Investment Management (total) $ 72.8 $ 62.3 16.9% Investment Management contributed $0.2 million to Morningstar Wealth revenue growth, with revenue increasing 0.1% on a reported or 12.3% on an organic basis. Growth was primarily supported by higher revenue for Morningstar Model Portfolios and the Interna- tional Wealth Platform. Reported AUMA, calculated using the most recently available average quarterly or monthly data, increased 16.9% to $72.8 billion compared with the prior year. The increase in AUMA was helped by strong market performance, which drove higher asset values, and positive net flows to Morningstar Model Portfolios on third-party platforms and to the International Wealth Platform, partially offset by net outflows related to the sale of US TAMP assets to AssetMark. Morningstar, Inc. 2025 Annual Report  77 Toppan Merrill - Morningstar_ Inc. 10-K ED | 105212 | 10-Mar-26 14:57 | 26-5906-1.da | Sequence: 16 CHKSUM Content: 23527 Layout: 16692 Graphics: 0 CLEAN JOB: 26-5906-1 CYCLE#;BL#: 10; 0 TRIM: 8.00" x 11.00" AS: Chicago: 877-427-2185 COLORS: PANTONE Cool Gray 11 U, Gray, Purple, ~note-color 2, Black GRAPHICS: none V1.5

Morningstar Wealth adjusted operating income increased $18.9 million and adjusted operating margin increased 7.5 percentage points in 2025. Morningstar Wealth’s adjusted operating income (loss) in the current and prior-year quarter excludes the gain on the sale of US TAMP assets, as well as related expenses. Morningstar Wealth depreciation expense was $14.9 million and $18.5 million for 2025 and 2024, respectively. Morningstar Retirement The following table presents the results for Morningstar Retirement: (in millions) 2025 2024 Change Revenue $ 137.6 $ 127.1 8.3% Adjusted operating income $ 67.7 $ 65.6 3.2% Adjusted operating margin 49.2% 51.6% (2.4) pp Morningstar Retirement total revenue increased $10.5 million, or 8.3%, on both a reported and organic basis, in 2025. AUMA, calcu- lated using the most recently available average quarterly or monthly data, increased 10.6% to $305.2 billion compared with the prior year, reflecting market gains and positive net flows, supported by strong growth in traditional and Advisor Managed Accounts, fidu- ciary services, and custom models. Asset-based revenue is based on quarter-end, prior quarter-end, or average asset levels during each quarter, which are often reported on a one-quarter lag. The timing of this client asset reporting and the structure of our contracts often results in a lag between market movements and the impact on revenue. The following table summarizes our approximate Morningstar Retirement AUMA: As of December 31, (in billions) 2025 2024 Change Managed Accounts $ 190.4 $ 160.4 18.7% Fiduciary Services 72.8 65.8 10.6% Custom Models/CITs 42.0 49.7 (15.5)% Morningstar Retirement (total) $ 305.2 $ 275.9 10.6% Morningstar Retirement adjusted operating income increased $2.1 million, or 3.2%, and adjusted operating margin decreased 2.4 percentage points in 2025. The decline in adjusted operating margin was primarily driven by higher compensation costs, which included the impact of the annual merit increase and increased commissions, as well as higher marketing expenses, including costs related to campaign tracking and management. Morningstar Retirement depreciation expense was $10.4 million and $10.0 million for 2025 and 2024, respectively. Corporate and All Other Corporate and All Other provides a reconciliation between revenue from our Total Reportable Segments and consolidated revenue amounts. Corporate and All Other includes Morningstar Sustainalytics and Morningstar Indexes as sources of revenues. 2025 10-K: Part II 78 Toppan Merrill - Morningstar_ Inc. 10-K ED | 105212 | 10-Mar-26 14:57 | 26-5906-1.da | Sequence: 17 CHKSUM Content: 52736 Layout: 61747 Graphics: 0 CLEAN JOB: 26-5906-1 CYCLE#;BL#: 10; 0 TRIM: 8.00" x 11.00" AS: Chicago: 877-427-2185 COLORS: PANTONE Cool Gray 11 U, Gray, Purple, ~note-color 2, Black GRAPHICS: none V1.5

In 2025, Corporate and All Other revenue decreased $2.3 million, or 1.1% on a reported basis. Morningstar Sustainalytics revenue decreased $5.3 million or 4.5%. Organic revenue decreased 7.1%, largely driven by the continued streamlining of the licensed-ratings offering as the company transitions to a model focused on licensing the use and distribution of existing ratings and underlying data, as well as softness in second-party opinions. Morningstar Indexes revenue increased $3.0 million or 3.5%. Organic revenue increased 3.4% primarily driven by higher licensed data revenue. Market performance and net inflows over the trailing 12-months increased asset value linked to Morningstar Indexes of 19.6% to $252.3 billion. Non-operating income (expense), net, Equity in investments of unconsolidated entities, and Effective tax rate and Income tax expense Non-operating income (expense), net The following table presents the components of non-operating income (expense), net: (in millions) 2025 2024 Interest income $ 11.4 $ 12.2 Interest expense (40.0) (49.9) Gain on sale of business — 45.3 Other income (expense), net 1.0 (1.1) Non-operating income (expense), net $ (27.6) $ 6.5 Interest income reflects interest from our cash, cash equivalents, and investment portfolio. Interest expense mainly relates to the Amended 2022 Credit Agreement, the 2025 Credit Agreement, and the 2030 Notes. Effective September 30, 2024, we sold our Commodity and Energy Data business from the Morningstar Direct Platform segment for a purchase price of $52.4 million. In the third quarter of 2024, we recorded a $45.3 million gain on sale of business in the Consolidated Statements of Income. Refer to Note 10 of the Notes to our Consolidated Financial Statements for additional information. Other income (expense), net primarily consists of foreign currency exchange gains (losses) and gains (losses) on investments. Equity in investments of unconsolidated entities (in millions) 2025 2024 Equity in investments of unconsolidated entities $ (3.3) $ (17.4) Equity in investments of unconsolidated entities primarily reflects losses from our unconsolidated entities and impairment. We recorded a $12.4 million impairment loss in 2024 related to our investment in SmartX Advisory Solutions. We describe our investments in unconsolidated entities in more detail in Note 11 of the Notes to our Consolidated Financial Statements. Morningstar, Inc. 2025 Annual Report  79 Toppan Merrill - Morningstar_ Inc. 10-K ED | 105212 | 10-Mar-26 14:57 | 26-5906-1.da | Sequence: 18 CHKSUM Content: 64195 Layout: 23807 Graphics: 0 CLEAN JOB: 26-5906-1 CYCLE#;BL#: 10; 0 TRIM: 8.00" x 11.00" AS: Chicago: 877-427-2185 COLORS: PANTONE Cool Gray 11 U, Gray, Purple, ~note-color 2, Black GRAPHICS: none V1.5

Effective tax rate and income tax expense The following table summarizes the components of our effective tax rate: (in millions) 2025 2024 Income before income taxes and equity in investments of unconsolidated entities $ 499.0 $ 491.3 Equity in investments of unconsolidated entities (3.3) (17.4) Income before income taxes $ 495.7 $ 473.9 Income tax expense $ 121.5 $ 104.0 Effective tax rate 24.5% 21.9% Our effective tax rate in 2025 was 24.5%, an increase of 2.6 percentage points, compared with 21.9% in the prior year. The company’s 2024 effective tax rate was favorably impacted by the book gain in excess of taxable gain on the sale of its Commodity and Energy Data business and was offset by deferred taxes that we recorded with respect to unremitted foreign earnings. The Organization for Economic Co-operation and Development (OECD) has proposed a global minimum tax of 15% of reported profits (Pillar Two) that has been agreed upon in principle by over 140 countries. Since the proposal, many countries incorporated Pillar Two model rule concepts into their domestic laws. Although the model rules provide a framework for applying the minimum tax, countries may enact Pillar Two slightly different than the model rules and on different timelines. On January 5, 2026, the OECD an- nounced changes to the model rules to include the “side by side” arrangement, which contains simplification measures as well as an exemption for US parented companies from certain aspects of the Pillar Two regime. The updated model rules will need to be enacted into local legislation to be effective. Pillar Two did not have a material impact to our consolidated financial statements as of December 31, 2025. We are continuing to monitor developments and administrative guidance in addition to evaluating the potential impact of Pillar Two on our consolidated financial statements for future periods. On July 4, 2025, the One Big Beautiful Bill Act (the OBBB) was enacted in the United States. The OBBB contains several changes im- pacting corporate taxpayers, including modifications to the capitalization of research and development expenses, changes to cal- culations for the limitation on deductions for interest expense, and the reestablishment of accelerated depreciation (full expensing) on fixed assets. The OBBB also includes adjustments to the calculation of certain international tax framework provisions, which were initially established by the Tax Cuts and Jobs Act of 2017. The OBBB has multiple effective dates, with certain provisions effective in 2025 and others implemented through 2027. The OBBB did not have a material impact on our consolidated financial statements as of December 31, 2025. Liquidity and Capital Resources As of December 31, 2025, we had cash, cash equivalents, and investments of $528.7 million, down $22.3 million from the prior year. 2025 10-K: Part II 80 Toppan Merrill - Morningstar_ Inc. 10-K ED | 105212 | 10-Mar-26 14:57 | 26-5906-1.da | Sequence: 19 CHKSUM Content: 40161 Layout: 65378 Graphics: 0 CLEAN JOB: 26-5906-1 CYCLE#;BL#: 10; 0 TRIM: 8.00" x 11.00" AS: Chicago: 877-427-2185 COLORS: PANTONE Cool Gray 11 U, Gray, Purple, ~note-color 2, Black GRAPHICS: none V1.5

Cash provided by operating activities is our main source of cash. In 2025, cash provided by operating activities was $589.7 million, reflecting $560.8 million of net income adjusted for non-cash items and $28.9 million in changes from our net operating assets and liabilities. Cash provided by operating activities decreased $1.9 million, from $591.6 million in 2024 primarily driven by higher income tax and bonus tax payments, largely offset by higher cash earnings. Cash used for investing activities increased $118.0 million from $21.3 million in 2024 to $139.3 million in 2025. In 2025, we paid a total of $39.0 million, net of cash acquired, related to acquisitions. We received $22.7 million and $65.0 million in proceeds from sale of US TAMP assets in 2025 and 2024, respectively. We also received $52.4 million in proceeds from the sale of our Commodity and Energy Data business during 2024. Cash used for financing activities increased $130.3 million from $384.4 million in 2024 to $514.7 million in 2025. Financing cash flows reflected a $775.4 million increase in share repurchase activity in 2025, offset by $375.0 million net proceeds from our financing arrangements in 2025 as compared to $274.4 million net repayments in 2024. We believe our available cash balances and investments, along with cash generated from operations and our credit facility, will be sufficient to meet our operating and cash needs for at least the next 12 months. We are focused on maintaining a strong balance sheet and liquidity position. We hold our cash reserves in cash equivalents and investments and maintain a conservative investment policy. We invest most of our investment balance in stocks, bonds, options, mutual funds, money market funds, or exchange-traded products that replicate the model portfolios and strategies created by Morningstar. These investment accounts may also include exchange-traded products where Morningstar is an index provider. Approximately 81% of our cash, cash equivalents, and investments were held by our operations outside the US as of December 31, 2025, up from 76% as of December 31, 2024. In the fourth quarter of 2024, we determined $142.0 million in earnings of certain of our foreign subsidiaries to be no longer permanently reinvested. During 2025, we completed a one-time repatriation of these earnings totaling $150.0 million to the US. We generally consider the remainder of the accumulated undistributed earnings of most of our Cash, Cash Equivalents, and Investments ($mil) Cash and cash equivalents Investments 483.8 62.3 2021 502.7 48.3 474.5 54.2 376.6 38.0 20242022 337.9 51.1 2023 546.1 389.0 414.6 528.7551.0 2025 Morningstar, Inc. 2025 Annual Report  81 Toppan Merrill - Morningstar_ Inc. 10-K ED | 105212 | 10-Mar-26 14:57 | 26-5906-1.da | Sequence: 20 CHKSUM Content: 47092 Layout: 47937 Graphics: 19454 CLEAN JOB: 26-5906-1 CYCLE#;BL#: 10; 0 TRIM: 8.00" x 11.00" AS: Chicago: 877-427-2185 COLORS: PANTONE Cool Gray 11 U, Gray, ~note-color 2, Black, 0 GRAPHICS: 5906-1_Cash_Equivalents_C.eps V1.5

foreign subsidiaries to be indefinitely reinvested, and it is not practicable to determine the amount of the unrecognized deferred tax liability related to these earnings. The amount of indefinitely reinvested earnings is based on our estimates and assumptions. This amount is subject to change in the normal course of business as we evaluate operational cash flows, working capital and regulatory requirements, investment needs, and other factors. Accordingly, we regularly update our earnings and profits analysis to reflect these developments. We intend to use our cash, cash equivalents, and investments for general corporate purposes, including working capital and funding future growth. Credit Agreement On October 31, 2025, the company terminated the 2022 Credit Agreement and entered into a new senior credit agreement (the 2025 Credit Agreement). The 2025 Credit Agreement provides the company with a multi-currency credit facility with a borrowing capacity of up to $1.5 billion, including a five-year $750.0 million revolving credit facility (the 2025 Revolving Credit Facility), a five-year delayed draw term facility of up to $375.0 million (the 2025 A-1 Facility), and a three-year term facility of up to $375.0 million (the 2025 A-2 Facility and, together with the 2025 A-1 Facility, the 2025 Term Facility; and, together with the 2025 Revolving Credit Facility, the 2025 Facility). The 2025 Credit Agreement also provides for the issuance of up to $50.0 million of letters of credit and a $100.0 million sublimit for a swingline facility under the 2025 Revolving Credit Facility. As of December 31, 2025, the total outstanding debt under the 2025 Credit Agreement was $723.5 million, net of debt issuance costs, including $373.5 million drawn under the 2025 A-2 Facility and $350.0 million drawn under the 2025 Revolving Credit Facility. The company’s borrowing availability includes $400.0 million under the 2025 Revolving Credit Facility and $375.0 million under the 2025 A-1 Facility. The interest rate applicable to loans under the 2025 Credit Agreement will be based on the SOFR, SONIA, EURIBOR, Term CORRA, or BBSY depending on the currency of the loan and will include an applicable margin for such loans, which ranges between 1.05% and Debt ($mil) 2021 2024 202520232022 972.4 1,072.6 698.6 1,109.6 359.4 2025 10-K: Part II 82 Toppan Merrill - Morningstar_ Inc. 10-K ED | 105212 | 10-Mar-26 14:57 | 26-5906-1.da | Sequence: 21 CHKSUM Content: 54112 Layout: 57582 Graphics: 38873 CLEAN JOB: 26-5906-1 CYCLE#;BL#: 10; 0 TRIM: 8.00" x 11.00" AS: Chicago: 877-427-2185 COLORS: PANTONE Cool Gray 11 U, 0, Gray, Purple, ~note-color 2, Black GRAPHICS: 5906-1_Debt_C.eps V1.5

1.425%, based on Morningstar’s consolidated net leverage ratio and other applicable adjustments as further described in the 2025 Credit Agreement. Refer to Note 3 of the Notes to our Consolidated Financial Statements for additional information regarding our credit arrangements. Private Placement Debt Offering On October 26, 2020, we completed the issuance and sale of $350.0 million aggregate principal amount of 2.32% senior notes due October 26, 2030 (the 2030 Notes), in a private placement exempt from the registration requirements of the Securities Act of 1933, as amended. Proceeds were primarily used to pay off a portion of the company’s outstanding debt under a prior credit agreement. Interest on the 2030 Notes will be paid semi-annually on each October 30 and April 30 during the term of the 2030 Notes and at ma- turity, with the first interest payment date occurring on April 30, 2021. As of December 31, 2025, our total outstanding debt, net of issuance costs, under the 2030 Notes was $349.1 million. Compliance with Covenants Each of the 2025 Credit Agreement and the 2030 Notes include customary representations, warranties, and covenants, including fi- nancial covenants, that require us to maintain specified ratios of consolidated earnings before interest, taxes, depreciation, and amortization (EBITDA) to consolidated interest charges and consolidated net funded indebtedness (in the case of the 2025 Credit Agreement) or consolidated funded indebtedness (in the case of the 2030 Notes) to consolidated EBITDA, which are evaluated on a quarterly basis. We were in compliance with these financial covenants as of December 31, 2025, with consolidated funded indebt- edness to consolidated EBITDA calculated at approximately 1.3x. Share Repurchases On December 6, 2022, the board of directors approved a share repurchase program that authorized the company to repurchase up to $500.0 million in shares of the company’s outstanding common stock, effective January 1, 2023 (the prior share repurchase pro- gram). The prior share repurchase program was completed in October 2025. On October 29, 2025, the board of directors approved a new share repurchase program that authorizes the company to repurchase up to $1.0 billion in shares of the company’s outstanding common stock, effective October 31, 2025 (the new share repurchase pro- gram). The new share repurchase program, which is set to expire on October 30, 2028, replaced the prior share repurchase program. We may repurchase shares pursuant to the new share repurchase program from time to time at prevailing market prices on the open market or in private transactions in amounts that we deem appropriate. For the year ended December 31, 2025, we repurchased a total of 1,873,729 shares for $487.0 million under the prior share repurchase program, thereby completing the program, and 1,402,849 shares for $300.0 million under the new share repurchase program. As of December 31, 2025, we have $700.0 million available for future repurchases under the new share repurchase program. Dividends We also paid dividends of $76.9 million in 2025. In December 2025, our board of directors approved a regular quarterly dividend of $0.50 per share, or $19.9 million, payable on January 30, 2026 to shareholders of record as of January 2, 2026. While subsequent div- idends will be subject to board approval, we expect to make regular quarterly dividend payments of 50.0 cents per share in 2026. Morningstar, Inc. 2025 Annual Report  83 Toppan Merrill - Morningstar_ Inc. 10-K ED | 105212 | 10-Mar-26 14:57 | 26-5906-1.da | Sequence: 22 CHKSUM Content: 397 Layout: 16692 Graphics: 0 CLEAN JOB: 26-5906-1 CYCLE#;BL#: 10; 0 TRIM: 8.00" x 11.00" AS: Chicago: 877-427-2185 COLORS: PANTONE Cool Gray 11 U, Gray, Purple, ~note-color 2, Black GRAPHICS: none V1.5

Other We expect to continue making capital expenditures in 2026, primarily for computer hardware, software, and leasehold improvements for new and existing office locations. We also expect to use a portion of our cash and investments balances in the first quarter of 2026 to make annual bonus payments of approximately $165.6 million related to the 2025 bonus program compared with $163.5 million paid in the first quarter of 2025 for the 2024 bonus program. On February 2, 2026, we completed our previously announced acquisition of CRSP for a closing cash payment of approximately $365.0 million, subject to customary adjustments. The acquisition was financed through borrowings under the 2025 A-1 Facility, which were drawn in 2026. Consolidated Free Cash Flow The table below shows a reconciliation of free cash flow to the most directly comparable GAAP financial measure. (in millions) 2025 2024 Change Cash provided by operating activities $ 589.7 $ 591.6 (0.3)% Capital expenditures (147.1) (142.7) 3.1% Free cash flow $ 442.6 $ 448.9 (1.4)% We generated free cash flow of $442.6 million in 2025, a decrease of $6.3 million compared with 2024. The change reflects a $1.9 million decrease in cash provided by operating activities as well as a $4.4 million increase in capital expenditures. The decrease in cash flow from operations was primarily driven by higher income tax and bonus tax payments, largely offset by higher cash earnings. We made annual bonus payments of $163.5 million during the first quarter of 2025 compared with $123.9 million in the first quarter of 2024. We made income tax payments of $171.8 million during 2025 compared with $115.6 million during 2024. 2025 income tax payments were primarily related to US federal and state income taxes, including 2025 estimated tax installments for 2025 and catch-up installments for 2024 tax liabilities. Capital expenditures increased primarily due to investment in our product development efforts across our key product areas. Acquisitions We paid a total of $39.8 million, net of cash acquired, related to acquisitions over the past three years. We describe these acquisitions in Note 9 of the Notes to our Consolidated Financial Statements. Divestitures Over the last three years, we received a total of $52.4 million from the sale of business and $87.7 million from the sale of customer assets. We describe these divestitures in Note 10 of the Notes to our Consolidated Financial Statements. 2025 10-K: Part II 84 Toppan Merrill - Morningstar_ Inc. 10-K ED | 105212 | 10-Mar-26 14:57 | 26-5906-1.da | Sequence: 23 CHKSUM Content: 54240 Layout: 28424 Graphics: 0 CLEAN JOB: 26-5906-1 CYCLE#;BL#: 10; 0 TRIM: 8.00" x 11.00" AS: Chicago: 877-427-2185 COLORS: PANTONE Cool Gray 11 U, Gray, Purple, ~note-color 2, Black GRAPHICS: none V1.5

Application of Critical Accounting Policies and Estimates Our discussion and analysis of our financial condition and results of operations are based on our Consolidated Financial Statements, which have been prepared in accordance with GAAP. We discuss our significant accounting policies in Note 2 of the Notes to our Consolidated Financial Statements. The preparation of financial statements in accordance with GAAP requires our management team to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, expense, and related dis- closures included in our Consolidated Financial Statements. We continually evaluate our estimates. We base our estimates on historical experience and various other assumptions that we believe are reasonable. Based on these assumptions and estimates, we make judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Our actual results could vary from these estimates and assumptions. If actual amounts are different from previous estimates, we include revisions in our results of operations for the period in which the actual amounts become known. We believe the following critical accounting policies reflect the significant judgments and estimates used in the preparation of our Consolidated Financial Statements: Revenue Recognition A majority of our revenue comes from the sale of subscriptions for data, software, and Internet-based products and services. We recognize this revenue in equal amounts over the noncancellable term of the subscription or license, which generally ranges from one to three years. Our license-based revenue represents subscription services available to customers and not a license under the accounting guidance. We also provide research, investment management, retirement advice, and other services. We recognize this revenue when the service is provided or during the service obligation period defined in the contract. Our contracts with customers may include multiple performance obligations. For most of these arrangements, we generally allocate revenue to each performance obligation based on its estimated standalone selling price. We generally determine standalone selling prices based on prices charged to customers when the same performance obligation is sold separately or historical pricing. Asset-based revenue is generated through contracts with daily asset management. Significant changes in the underlying fund assets, or significant disruptions in the market, are evaluated to determine if revisions to estimates of earned asset-based fees for the current quarter are needed. An estimate of the average daily portfolio balance is a key input in determining revenue for a given period. Estimates are based on the most recently reported quarter, and, as a result, it is unlikely a significant reversal of revenue would occur. We make judgments at the beginning of an arrangement regarding whether collection of the consideration to which we are entitled is probable and assess the likelihood of collection on a customer-by-customer basis. Deferred revenue is the amount billed or collected in advance for subscriptions or services that has not yet been recognized as reve- nue. Deferred revenue totaled $607.1 million at the end of 2025 (of which $586.1 million was classified as a current liability with an additional $21.0 million, mainly credit rating surveillance, included in long-term liabilities). We expect to recognize this deferred revenue in future periods as we fulfill our performance obligations under our subscription and service agreements. Morningstar, Inc. 2025 Annual Report  85 Toppan Merrill - Morningstar_ Inc. 10-K ED | 105212 | 10-Mar-26 14:57 | 26-5906-1.da | Sequence: 24 CHKSUM Content: 62473 Layout: 16692 Graphics: 0 CLEAN JOB: 26-5906-1 CYCLE#;BL#: 10; 0 TRIM: 8.00" x 11.00" AS: Chicago: 877-427-2185 COLORS: PANTONE Cool Gray 11 U, Gray, Purple, ~note-color 2, Black GRAPHICS: none V1.5

The amount of deferred revenue may increase or decrease based on the mix of contracted products and services and the volume of new and renewal subscriptions. The timing of future revenue recognition may change depending on the terms of the applicable agreements and the timing of fulfilling our service obligations. Acquisitions, Goodwill, and Other Intangible Assets We generally acquire businesses which are accounted for as business combinations. Our financial statements reflect the operations of an acquired business starting from the completion of the transaction. We record the estimated fair value of assets acquired and liabilities assumed as of the date of acquisition. To account for each business combination, we utilize the acquisition method of accounting, which requires the following steps (1) identifying the acquirer, (2) determining the acquisition date, (3) recognizing and measuring identifiable assets acquired and li- abilities assumed, and (4) recognizing and measuring goodwill or a gain from a bargain purchase. Regardless of whether an acquisition is considered to be a business combination or an asset acquisition, allocating the purchase price to the acquired assets and liabilities involves management judgment. We base the fair value estimates on available historical information and on future expectations and assumptions that we believe are reasonable, but these estimates are inherently uncertain. Determining the fair value of intangible assets requires significant management judgment in the following areas: F Identify the acquired intangible assets: For each acquisition, we identify the intangible assets acquired. These intangible assets generally consist of customer relationships, trademarks and trade names, technology-related intangibles (including internally developed software and databases), and in certain acquisitions, noncompete agreements. F Estimate the fair value of these intangible assets: We may consider various approaches to value the intangible assets. These in- clude the cost approach, which measures the value of an asset based on the cost to reproduce it or replace it with another asset of like utility by applying the reproduction cost method or replacement cost method; the market approach, which values the asset through an analysis of sales and offerings of comparable assets which can be adjusted to reflect differences between the invest- ment or asset being valued and the comparable investments or assets, such as historical financial condition and performance, expected economic benefits, time and terms of sale, utility, and physical characteristics; and the income approach, which meas- ures the value of an asset based on the present value of the economic benefits it is expected to produce utilizing inputs such as estimated future cash flows based on forecasted revenue growth rates and margins, estimated attrition rates, estimated royalty rates, and discount rate assumptions. F Estimate the remaining useful life of the assets: For each intangible asset, we use judgment and assumptions to establish the remaining useful life of the asset. For example, for customer relationships, we determine the estimated useful life with reference to observed customer attrition rates. For technology-related assets such as databases, we make judgments about the demand for current data and historical metrics in establishing the remaining useful life. For internally developed software, we estimate an obsolescence factor associated with the software. We record any excess of the purchase price over the estimated fair values of the net assets acquired as goodwill, which is not amortized. We recognize the fair value of any contingent payments at the date of acquisition as part of the consideration transferred to acquire a business. Contingent payments are recognized at fair value at the date of acquisition using either a Monte Carlo simulation, which 2025 10-K: Part II 86 Toppan Merrill - Morningstar_ Inc. 10-K ED | 105212 | 10-Mar-26 14:57 | 26-5906-1.da | Sequence: 25 CHKSUM Content: 1286 Layout: 65378 Graphics: 0 CLEAN JOB: 26-5906-1 CYCLE#;BL#: 10; 0 TRIM: 8.00" x 11.00" AS: Chicago: 877-427-2185 COLORS: PANTONE Cool Gray 11 U, Gray, Purple, ~note-color 2, Black GRAPHICS: none V1.5 requires the use of management assumptions and inputs, such as projected financial information related to revenue growth and expected margin percentage, among other valuation related items, or calculating the weighted average of the estimated contingent payment scenarios. The liability associated with contingent consideration is remeasured to fair value at each reporting period sub- sequent to the date of acquisition considering factors that may impact the timing and amount of contingent payments until the term of the agreement has expired or the contingency is resolved. Any changes in the fair value measurement will be recorded in our Consolidated Statements of Income. In evaluating the characterization of contingent and deferred payments, we analyze relevant factors, including the nature of the payment, continuing employment requirements, incremental payments to employees of the ac- quired business, and timing and rationale underlying the transaction, to determine whether the payments should be accounted for as additional purchase consideration or post-combination related services. We believe the accounting estimates related to purchase price allocations, subsequent goodwill impairment testing, and contingent payments are critical accounting estimates because changes in these assumptions could materially affect the amounts and classi- fications of assets and liabilities presented in our Consolidated Balance Sheets, as well as the amount of amortization and depreci- ation expense, if any, recorded in our Consolidated Statements of Income. The significance of this policy varies from period to period depending upon the volume of applicable acquisition transactions occurring. Recently Adopted and Issued Accounting Pronouncements Refer to Note 19 of the Notes to our Consolidated Financial Statements for recently adopted and issued accounting pronouncements as of December 31, 2025. Morningstar, Inc. 2025 Annual Report  87 Toppan Merrill - Morningstar_ Inc. 10-K ED | 105212 | 10-Mar-26 14:57 | 26-5906-1.da | Sequence: 26 CHKSUM Content: 56372 Layout: 16692 Graphics: 0 CLEAN JOB: 26-5906-1 CYCLE#;BL#: 10; 0 TRIM: 8.00" x 11.00" AS: Chicago: 877-427-2185 COLORS: PANTONE Cool Gray 11 U, Gray, Purple, ~note-color 2, Black GRAPHICS: none V1.5

Item 7A. Quantitative and Qualitative Disclosures about Market Risk Our investment portfolio is actively managed and may suffer losses from fluctuating interest rates, market prices, or adverse security selection. These accounts may consist of stocks, bonds, options, mutual funds, money market funds, or exchange-traded products that replicate the model portfolios and strategies created by Morningstar. These investment accounts may also include exchange- traded products where Morningstar is an index provider. As of December 31, 2025, our cash, cash equivalents, and investments balance was $528.7 million. Based on our estimates, a 100 basis-point change in interest rates would not have a material effect on the fair value of our investment portfolio. We are subject to risk from fluctuations in the interest rates related to a portion of our long-term debt. The interest rates are based upon the applicable Secured Overnight Financing Rate (SOFR) plus an applicable margin for such loans or the lender’s base rate plus an applicable margin for such loans. On an annualized basis, we estimate a 100 basis-point change in the SOFR would have a $7.3 million impact on our interest expense based on our outstanding principal balance and SOFR at December 31, 2025. We are subject to risk from fluctuations in foreign currencies from our operations outside of the US. To date, we have not engaged in currency hedging, and we do not currently have any positions in derivative instruments to hedge our currency risk. The table below shows our exposure to foreign currency denominated revenue and operating income for the year ended December 31, 2025: Australian British Canadian Other Foreign (in millions, except foreign currency rates) Dollar Pound Dollar Euro Currencies Foreign currency rate in US dollars as of December 31, 2025 0.6683 1.3457 0.7296 1.1741 n/a Foreign denominated percentage of revenue 2.6% 7.8% 6.3% 6.4% 5.1% Foreign denominated percentage of operating income (loss) 3.6% (6.3)% 4.6% 3.9% (14.9)% Estimated effect of a 10% adverse currency fluctuation on revenue $ (6.5) $ (19.3) $ (15.8) $ (16.3) $ (12.9) Estimated effect of a 10% adverse currency fluctuation on operating income (loss) $ (2.0) $ 3.4 $ (2.5) $ (2.2) $ 7.5 The table below shows our net investment exposure in foreign currencies as of December 31, 2025: Australian British Canadian Other Foreign (in millions) Dollar Pound Dollar Euro Currencies Assets, net of unconsolidated entities $ 73.9 $ 320.1 $ 261.3 $ 257.3 $ 255.6 Less: liabilities (30.7) (99.3) (96.8) (125.5) (137.2) Net currency position $ 43.2 $ 220.8 $ 164.5 $ 131.8 $ 118.4 Estimated effect of a 10% adverse currency fluctuation on equity $ (4.3) $ (22.1) $ (16.5) $ (13.2) $ (11.8) 2025 10-K: Part II 88 Toppan Merrill - Morningstar_ Inc. 10-K ED | 105212 | 10-Mar-26 14:57 | 26-5906-1.dc | Sequence: 1 CHKSUM Content: 12695 Layout: 23965 Graphics: 0 CLEAN JOB: 26-5906-1 CYCLE#;BL#: 10; 0 TRIM: 8.00" x 11.00" AS: Chicago: 877-427-2185 COLORS: PANTONE Cool Gray 11 U, Purple, ~note-color 2, Black, Gray GRAPHICS: none V1.5

Item 8. Financial Statements and Supplementary Data Report of Independent Registered Public Accounting Firm To the Shareholders and Board of Directors Morningstar, Inc.: Opinion on the Consolidated Financial Statements We have audited the accompanying consolidated balance sheets of Morningstar, Inc. and subsidiaries (the Company) as of December 31, 2025 and 2024, the related consolidated statements of income, comprehensive income (loss), equity, and cash flows for each of the years in the three-year period ended December 31, 2025, and the related notes and financial statement schedule II (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the years in the three-year period ended December  31, 2025, in conformity with U.S. generally accepted accounting principles. We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December  31, 2025, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 13, 2026 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting. Basis for Opinion These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion. Critical Audit Matters The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate. Morningstar, Inc. 2025 Annual Report  89   Toppan Merrill - Morningstar_ Inc. 10-K ED | 105212 | 10-Mar-26 14:57 | 26-5906-1.dc | Sequence: 2 CHKSUM Content: 44936 Layout: 27398 Graphics: 0 CLEAN JOB: 26-5906-1 CYCLE#;BL#: 10; 0 TRIM: 8.00" x 11.00" AS: Chicago: 877-427-2185 COLORS: PANTONE Cool Gray 11 U, Purple, ~note-color 2, Black, Gray GRAPHICS: none V1.5

Evaluation of sufficiency of audit evidence over revenue As discussed in Notes 2 and 5 to the consolidated financial statements, the Company has recorded $2,445.5 million in revenues for the year ended December 31, 2025, which contain multiple product revenue streams. The Company’s process to account for and recognize revenue differs between certain revenue streams. We identified the evaluation of the sufficiency of audit evidence over revenue as a critical audit matter. Evaluating the sufficiency of audit evidence obtained required especially subjective auditor judgment due to the multiple product revenue streams and the use of multiple processes to account for and recognize revenue. This included determining the nature and extent of audit evidence obtained over revenue. The following are the primary procedures we performed to address this critical audit matter. We used auditor judgment to determine the nature and extent of procedures to be performed, including the determination of the revenue streams over which those procedures were performed. For product revenue streams where procedures were performed, we: F evaluated the design and tested the operating effectiveness of certain internal controls over the Company’s revenue recognition processes F evaluated the Company’s revenue recognition accounting policies F performed data analytics and selected certain revenue transactions and assessed recorded amounts by comparing them for consistency with underlying documentation, including the customer contract F evaluated certain revenue transactions for consistency with the Company’s accounting policies, as applicable, including timing of revenue recognition In addition, we evaluated the sufficiency of audit evidence obtained by assessing the results of the procedures performed, including the appropriateness of the nature and extent of audit effort over revenue. /s/ KPMG LLP We have served as the Company’s auditor since 2011. Chicago, Illinois February 13, 2026 2025 10-K: Part II 90 Toppan Merrill - Morningstar_ Inc. 10-K ED | 105212 | 10-Mar-26 14:57 | 26-5906-1.dc | Sequence: 3 CHKSUM Content: 25872 Layout: 23965 Graphics: 0 CLEAN JOB: 26-5906-1 CYCLE#;BL#: 10; 0 TRIM: 8.00" x 11.00" AS: Chicago: 877-427-2185 COLORS: PANTONE Cool Gray 11 U, Purple, ~note-color 2, Black, Gray GRAPHICS: none V1.5

Report of Independent Registered Public Accounting Firm To the Shareholders and Board of Directors Morningstar, Inc.: Opinion on Internal Control Over Financial Reporting We have audited Morningstar, Inc. and subsidiaries’ (the Company) internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2025 and 2024, the related consolidated statements of income, comprehensive income (loss), equity, and cash flows for each of the years in the three-year period ended December 31, 2025, and the related notes and financial statement schedules II (collectively, the consolidated financial statements), and our report dated February 13, 2026 expressed an unqualified opinion on those consolidated financial statements. Basis for Opinion The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion. Morningstar, Inc. 2025 Annual Report  91   Toppan Merrill - Morningstar_ Inc. 10-K ED | 105212 | 10-Mar-26 14:57 | 26-5906-1.dc | Sequence: 4 CHKSUM Content: 52394 Layout: 27398 Graphics: 0 CLEAN JOB: 26-5906-1 CYCLE#;BL#: 10; 0 TRIM: 8.00" x 11.00" AS: Chicago: 877-427-2185 COLORS: PANTONE Cool Gray 11 U, Purple, ~note-color 2, Black, Gray GRAPHICS: none V1.5

Definition and Limitations of Internal Control Over Financial Reporting A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. /s/ KPMG LLP Chicago, Illinois February 13, 2026 2025 10-K: Part II 92 Toppan Merrill - Morningstar_ Inc. 10-K ED | 105212 | 10-Mar-26 14:57 | 26-5906-1.dc | Sequence: 5 CHKSUM Content: 40710 Layout: 23965 Graphics: 0 CLEAN JOB: 26-5906-1 CYCLE#;BL#: 10; 0 TRIM: 8.00" x 11.00" AS: Chicago: 877-427-2185 COLORS: PANTONE Cool Gray 11 U, Purple, ~note-color 2, Black, Gray GRAPHICS: none V1.5

Year ended December 31, (in millions except per share amounts) 2025 2024 2023 Revenue $ 2,445.5 $ 2,275.1 $ 2,038.6 Operating expense: Cost of revenue 952.9 895.7 843.5 Sales and marketing 467.0 441.0 423.8 General and administrative 334.0 327.2 355.8 Depreciation and amortization 189.9 190.4 184.9 Total operating expense 1,943.8 1,854.3 1,808.0 Gain on sale of customer assets 22.7 64.0 — Other operating income 2.2 — — Operating income 526.6 484.8 230.6 Non-operating income (expense), net: Interest expense, net (28.6) (37.7) (51.7) Gain on sale of business — 45.3 — Expense from equity method transaction, net — — (11.8) Other income (expense), net 1.0 (1.1) 14.4 Non-operating income (expense), net (27.6) 6.5 (49.1) Income before income taxes and equity in investments of unconsolidated entities 499.0 491.3 181.5 Equity in investments of unconsolidated entities (3.3) (17.4) (7.4) Income tax expense 121.5 104.0 33.0 Consolidated net income $ 374.2 $ 369.9 $ 141.1 Net income per share: Basic $ 8.93 $ 8.64 $ 3.31 Diluted $ 8.87 $ 8.58 $ 3.29 Dividends per common share: Dividends declared per common share $ 1.87 $ 1.67 $ 1.53 Dividends paid per common share $ 1.82 $ 1.62 $ 1.50 Weighted average shares outstanding: Basic 41.9 42.8 42.6 Diluted 42.2 43.1 42.9 See notes to consolidated financial statements. Morningstar, Inc. and Subsidiaries Consolidated Statements of Income Morningstar, Inc. 2025 Annual Report  93 Toppan Merrill - Morningstar_ Inc. 10-K ED | 105212 | 10-Mar-26 14:57 | 26-5906-1.ea | Sequence: 1 CHKSUM Content: 63683 Layout: 27901 Graphics: 0 CLEAN JOB: 26-5906-1 CYCLE#;BL#: 10; 0 TRIM: 8.00" x 11.00" AS: Chicago: 877-427-2185 COLORS: PANTONE Cool Gray 11 U, Purple, ~note-color 2, Black, Gray GRAPHICS: none V1.5

Year ended December 31, (in millions) 2025 2024 2023 Consolidated net income $ 374.2 $ 369.9 $ 141.1 Other comprehensive income (loss), net Foreign currency translation adjustment 51.2 (32.9) 12.6 Unrealized gains (losses) on securities, net of tax 0.1 – (0.1) Other comprehensive income (loss), net 51.3 (32.9) 12.5 Comprehensive income $ 425.5 $ 337.0 $ 153.6 See notes to consolidated financial statements. Morningstar, Inc. and Subsidiaries Consolidated Statements of Comprehensive Income (Loss) 2025 10-K: Part II 94 Toppan Merrill - Morningstar_ Inc. 10-K ED | 105212 | 10-Mar-26 14:57 | 26-5906-1.ea | Sequence: 2 CHKSUM Content: 24342 Layout: 56810 Graphics: 0 CLEAN JOB: 26-5906-1 CYCLE#;BL#: 10; 0 TRIM: 8.00" x 11.00" AS: Chicago: 877-427-2185 COLORS: PANTONE Cool Gray 11 U, Purple, ~note-color 2, Black, Gray GRAPHICS: none V1.5

As of December 31 (in millions except share amounts) 2025 2024 Assets Current assets: Cash and cash equivalents $ 474.5 $ 502.7 Investments 54.2 48.3 Accounts receivable, less allowance for credit losses of $7.1 million and $7.1 million, respectively 390.4 358.1 Income tax receivable 16.2 12.4 Deferred commissions 35.4 39.2 Prepaid expenses 42.5 42.1 Other current assets 24.8 11.3 Total current assets 1,038.0 1,014.1 Goodwill 1,610.8 1,562.0 Intangible assets, net 379.3 408.8 Property, equipment, and capitalized software, net 231.9 218.9 Operating lease assets 159.0 181.2 Investments in unconsolidated entities 50.3 85.3 Deferred tax assets, net 78.7 43.2 Deferred commissions 30.1 26.6 Other assets 12.1 8.8 Total assets $ 3,590.2 $ 3,548.9 Liabilities and equity Current liabilities: Deferred revenue $ 586.1 $ 540.8 Accrued compensation 294.2 272.2 Accounts payable and accrued liabilities 97.9 87.3 Operating lease liabilities 41.8 35.1 Income tax payable 24.0 30.5 Other current liabilities 9.3 1.4 Total current liabilities 1,053.3 967.3 Operating lease liabilities 146.7 170.3 Accrued compensation 20.1 21.0 Deferred tax liabilities, net 27.2 27.6 Long-term debt 1,072.6 698.6 Deferred revenue 21.0 22.4 Income tax payable 13.1 11.7 Other long-term liabilities 14.3 11.4 Total liabilities $ 2,368.3 $ 1,930.3 Morningstar, Inc. and Subsidiaries Consolidated Balance Sheets Morningstar, Inc. 2025 Annual Report  95 Toppan Merrill - Morningstar_ Inc. 10-K ED | 105212 | 10-Mar-26 14:57 | 26-5906-1.ea | Sequence: 3 CHKSUM Content: 5781 Layout: 27901 Graphics: 0 CLEAN JOB: 26-5906-1 CYCLE#;BL#: 10; 0 TRIM: 8.00" x 11.00" AS: Chicago: 877-427-2185 COLORS: PANTONE Cool Gray 11 U, Purple, ~note-color 2, Black, Gray GRAPHICS: none V1.5

As of December 31 (in millions except share amounts) 2025 2024 Equity: Morningstar, Inc. shareholders’ equity: Common stock, no par value, 200,000,000 shares authorized, of which 39,740,881 and 42,869,380 shares were outstanding as of December 31, 2025 and December 31, 2024, respectively $ — $ — Treasury stock at cost, 15,277,454 and 12,010,630 shares as of December 31, 2025 and December 31, 2024 respectively (1,785.7) (993.9) Additional paid-in capital 869.5 822.7 Retained earnings 2,206.2 1,909.2 Accumulated other comprehensive loss: Currency translation adjustment (68.1) (119.3) Unrealized gain on available-for-sale investments, net of tax — (0.1) Total accumulated other comprehensive loss (68.1) (119.4) Total equity 1,221.9 1,618.6 Total liabilities and equity $ 3,590.2 $ 3,548.9 See notes to consolidated financial statements. Morningstar, Inc. and Subsidiaries Consolidated Balance Sheets 2025 10-K: Part II 96 Toppan Merrill - Morningstar_ Inc. 10-K ED | 105212 | 10-Mar-26 14:57 | 26-5906-1.ea | Sequence: 4 CHKSUM Content: 23916 Layout: 56810 Graphics: 0 CLEAN JOB: 26-5906-1 CYCLE#;BL#: 10; 0 TRIM: 8.00" x 11.00" AS: Chicago: 877-427-2185 COLORS: PANTONE Cool Gray 11 U, Purple, ~note-color 2, Black, Gray GRAPHICS: none V1.5

Morningstar, Inc. Shareholders’ Equity Accumulated Common Stock Additional Other Shares Par Treasury Paid-in Retained Comprehensive Total (in millions, except share amounts) Outstanding Value Stock Capital Earnings Income (Loss) Equity Balance as of December 31, 2022 42,480,051 $ — $ (986.7) $ 757.8 $ 1,535.0 $ (99.0) $ 1,207.1 Net income — — — 141.1 — 141.1 Other comprehensive income (loss), net: Unrealized gains (losses) on securities, net of tax — — — — (0.1) (0.1) Foreign currency translation adjustment, net — — — — 12.6 12.6 Other comprehensive income, net — — — — 12.5 12.5 Issuance of common stock related to vesting of stock awards, net of shares withheld for taxes on settlements of stock awards 256,615 — 2.6 (32.9) — — (30.3) Reclassification of awards previously liability-classified that were converted to equity — — 11.3 — — 11.3 Stock-based compensation — — 52.8 — — 52.8 Common shares repurchased (8,484) — (1.4) — — — (1.4) Dividends declared ($1.53 per share) — — — (65.3) — (65.3) Balance as of December 31, 2023 42,728,182 — (985.5) 789.0 1,610.8 (86.5) 1,327.8 Net income — — — 369.9 — 369.9 Other comprehensive income (loss), net: Foreign currency translation adjustment, net — — — — (32.9) (32.9) Other comprehensive loss, net — — — — (32.9) (32.9) Issuance of common stock related to vesting of stock awards, net of shares withheld for taxes on settlements of stock awards 174,498 — 3.2 (32.3) — — (29.1) Reclassification of awards previously liability-classified that were converted to equity — — 11.3 — — 11.3 Stock-based compensation — — 54.7 — — 54.7 Common shares repurchased (33,300) — (11.6) — — — (11.6) Dividends declared ($1.67 per share) — — — (71.5) — (71.5) Balance as of December 31, 2024 42,869,380 — (993.9) 822.7 1,909.2 (119.4) 1,618.6 Net income — — — 374.2 — 374.2 Other comprehensive income (loss), net: Unrealized gains (losses) on securities, net of tax — — — — 0.1 0.1 Foreign currency translation adjustment, net — — — — 51.2 51.2 Other comprehensive income, net — — — — 51.3 51.3 Issuance of common stock related to vesting of stock awards, net of shares withheld for taxes on settlements of stock awards 148,079 — 2.7 (25.5) — — (22.8) Reclassification of awards previously liability-classified that were converted to equity — 15.9 — — 15.9 Stock-based compensation — — 56.4 — — 56.4 Common shares repurchased (3,276,578) — (794.5) — — — (794.5) Dividends declared ($1.87 per share) — — — (77.2) — (77.2) Balance as of December 31, 2025 39,740,881 $ — $ (1,785.7) $ 869.5 $ 2,206.2 $ (68.1) $ 1,221.9 See notes to consolidated financial statements. Morningstar, Inc. and Subsidiaries Consolidated Statements of Equity Morningstar, Inc. 2025 Annual Report  97 Toppan Merrill - Morningstar_ Inc. 10-K ED | 105212 | 10-Mar-26 14:57 | 26-5906-1.ea | Sequence: 5 CHKSUM Content: 51093 Layout: 27901 Graphics: 0 CLEAN JOB: 26-5906-1 CYCLE#;BL#: 10; 0 TRIM: 8.00" x 11.00" AS: Chicago: 877-427-2185 COLORS: PANTONE Cool Gray 11 U, Purple, ~note-color 2, Black, Gray GRAPHICS: none V1.5

Year ended December 31, (in millions) 2025 2024 2023 Operating activities Consolidated net income $ 374.2 $ 369.9 $ 141.1 Adjustments to reconcile consolidated net income to net cash flows from operating activities: Depreciation and amortization 189.9 190.4 184.9 Deferred income taxes (42.2) (34.8) (32.4) Stock-based compensation expense 56.4 54.7 52.8 Provision for credit losses 5.1 8.1 5.3 Equity in investments of unconsolidated entities 3.3 17.4 7.4 Gain on equity method transaction — — (49.6) Gain on sale of business — (45.3) — Gain on sale of customer assets (22.7) (64.0) — Other, net (3.2) 2.4 (21.2) Changes in operating assets and liabilities: Accounts receivable (26.0) (30.3) (38.2) Accounts payable and accrued liabilities 1.1 9.6 (1.5) Accrued compensation and deferred commissions 37.7 76.9 14.9 Income taxes (8.0) 23.1 (7.8) Deferred revenue 25.7 30.1 50.9 Other assets and liabilities (1.6) (16.6) 9.8 Cash provided by operating activities 589.7 591.6 316.4 Investing activities Purchases of investment securities (22.2) (16.0) (15.7) Proceeds from maturities and sales of investment securities 45.5 27.1 31.1 Capital expenditures (147.1) (142.7) (119.1) Acquisitions, net of cash acquired (39.0) — (0.8) Proceeds from sale of business — 52.4 — Proceeds from sale of customer assets 22.7 65.0 — Proceeds from sale of equity method investments, net — — 26.2 Purchases of investments in unconsolidated entities (4.1) (7.3) (3.7) Other, net 4.9 0.2 0.1 Cash used for investing activities (139.3) (21.3) (81.9) Financing activities Common shares repurchased (787.0) (11.6) (1.4) Dividends paid (76.9) (69.3) (63.9) Proceeds from revolving credit facility 800.0 90.0 260.0 Repayment of revolving credit facility (450.0) (105.0) (365.0) Proceeds from term facility 375.0 — — Repayment of term facility (350.0) (259.4) (32.5) Employee taxes withheld for stock awards (22.8) (29.1) (30.2) Payment of acquisition-related earn-outs — — (45.5) Other, net (3.0) — 0.1 Cash used for financing activities (514.7) (384.4) (278.4) Effect of exchange rate changes on cash and cash equivalents 36.1 (21.1) 5.2 Net increase (decrease) in cash and cash equivalents (28.2) 164.8 (38.7) Cash and cash equivalents—beginning of period 502.7 337.9 376.6 Cash and cash equivalents—end of period $ 474.5 $ 502.7 $ 337.9 Supplemental disclosure of cash flow information: Cash paid for income taxes $ 171.8 $ 115.6 $ 73.2 Cash paid for interest $ 37.3 $ 47.4 $ 58.4 See notes to consolidated financial statements. Morningstar, Inc. and Subsidiaries Consolidated Statements of Cash Flows 2025 10-K: Part II 98 Toppan Merrill - Morningstar_ Inc. 10-K ED | 105212 | 10-Mar-26 14:57 | 26-5906-1.ea | Sequence: 6 CHKSUM Content: 46435 Layout: 56810 Graphics: 0 CLEAN JOB: 26-5906-1 CYCLE#;BL#: 10; 0 TRIM: 8.00" x 11.00" AS: Chicago: 877-427-2185 COLORS: PANTONE Cool Gray 11 U, Purple, ~note-color 2, Black, Gray GRAPHICS: none V1.5

Morningstar, Inc. and Subsidiaries Notes to Consolidated Financial Statements 1. Description of Business Morningstar, Inc. and its subsidiaries (Morningstar, we, our, the company) provide independent investment insights for investors around the world. We offer an extensive line of products and services for individual and institutional investors in public and private capital markets, financial advisors, asset managers, retirement plan providers and sponsors, and issuers of securities. We conduct business operations through wholly-owned subsidiaries in 32 countries. 2. Summary of Significant Accounting Policies The acronyms that appear in these Notes to our Consolidated Financial Statements refer to the following: ASC Accounting Standards Codification ASU Accounting Standards Update FASB Financial Accounting Standards Board SEC Securities and Exchange Commission Principles of Consolidation. We conduct our business operations through wholly-owned operating subsidiaries. The accompanying consolidated financial statements include the accounts of Morningstar, Inc. and our subsidiaries. We consolidate assets, liabilities, and results of operations of subsidiaries in which we have a controlling interest and eliminate all significant intercompany accounts and transactions. We account for investments in entities in which we exercise significant influence, but do not control, using the equity method. Use of Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the US (GAAP) requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses during the reporting period. Significant judgments and estimates made by management include assessing goodwill and intangible assets for impairment and revenue recognition. We believe that estimates used in the preparation of these consolidated financial statements are reasonable; however, actual results could differ materially from these estimates. Cash and Cash Equivalents. Cash and cash equivalents consist of cash and investments with original maturities of three months or less. We state them at cost, which approximates fair value. We state the portion of our cash equivalents that are invested in money market funds at fair value, as these funds are actively traded and have quoted market prices. Investments and Investments in Unconsolidated Entities. We account for our investments in debt securities in accordance with FASB ASC 320, Investments—Debt Securities (FASB ASC 320). We classify our debt securities into two categories: held-to-maturity and available-for-sale. F Held-to-maturity: We classify certain investments as held-to-maturity securities, based on our intent and ability to hold these securities to maturity. We record held-to-maturity investments at amortized cost in our Consolidated Balance Sheets. Morningstar, Inc. 2025 Annual Report  99 Toppan Merrill - Morningstar_ Inc. 10-K ED | 105212 | 10-Mar-26 14:57 | 26-5906-1.fa | Sequence: 1 CHKSUM Content: 9385 Layout: 53292 Graphics: 0 CLEAN JOB: 26-5906-1 CYCLE#;BL#: 10; 0 TRIM: 8.00" x 11.00" AS: Chicago: 877-427-2185 COLORS: PANTONE Cool Gray 11 U, Purple, ~note-color 2, Black, Gray GRAPHICS: none V1.5

F Available-for-sale: Investments not considered held-to-maturity or trading securities are classified as available-for-sale securities. We report unrealized gains and losses for available-for-sale securities as other comprehensive income (loss), net of related income taxes. We record these securities at their fair values in our Consolidated Balance Sheets. We account for our investments in equity securities in accordance with FASB ASC 321, Investments—Equity Securities (FASB ASC 321). We measure equity investments at fair value with the related realized and unrealized gains and losses recognized in our Consolidated Statements of Income. Equity investments without a readily determinable fair value are measured at cost, less impairment, and adjusted for observable price changes in orderly transactions. We will apply this measurement method to the investment until or if it becomes eligible to be measured at fair value, which is reassessed at each reporting period. Investments in equity securities that we do not intend to hold for more than a year are presented in “Investments” in our Consolidated Balance Sheets. Investments in equity securities that we intend to hold for more than one year are included in “Investments in unconsolidated entities” in our Consolidated Balance Sheets. We account for our equity method investments in accordance with FASB ASC 323, Investments—Equity Method and Joint Ventures (FASB ASC 323). We account for non-marketable equity investments over which we exercise significant influence, but do not have control over the investee, under the equity method. We record our estimated share of earnings or losses in the periods they are re- ported by the investee and record any dividends as a reduction to the carrying amount of the investment. We evaluate our equity method investments for other than-temporary declines in value. If the estimated fair value of the investment is less than the carrying amount and management considers the decline in value to be other than temporary, the excess of the carrying amount over the es- timated fair value is recognized in net income in the period the impairment occurs. Our equity method investments are recorded within “Investments in unconsolidated entities” in our Consolidated Balance Sheets. Fair Value Measurements. FASB ASC 820, Fair Value Measurements (FASB ASC 820) defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. Under FASB ASC 820, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants as of the measurement date. The standard applies whenever other standards require (or permit) assets or liabilities to be measured at fair value. FASB ASC 820 uses a fair value hierarchy based on three broad levels of valuation inputs: F Level 1: Valuations based on quoted prices in active markets for identical assets or liabilities that we have the ability to access; F Level 2: Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly; and F Level 3: Valuations based on inputs that are unobservable and significant to the overall fair value measurement. We provide additional information about items that are measured at fair value in Note 8. Business Combinations. When we acquire a business, we account for the business combination in accordance with FASB ASC 805, Business Combinations (FASB ASC 805). We recognize and measure the fair value of the acquired business and allocate the purchase price to the identifiable tangible and intangible assets acquired and liabilities assumed based upon their estimated fair values at the date of acquisition. The difference between the purchase price and the estimated fair value of the net assets acquired or the excess of the aggregate estimated fair values of assets acquired and liabilities assumed is recorded as goodwill. In determining the estimated fair values of assets acquired and liabilities assumed in a business combination, we use various recognized valuation 2025 10-K: Part II 100 Toppan Merrill - Morningstar_ Inc. 10-K ED | 105212 | 10-Mar-26 14:57 | 26-5906-1.fa | Sequence: 2 CHKSUM Content: 26234 Layout: 23302 Graphics: 0 CLEAN JOB: 26-5906-1 CYCLE#;BL#: 10; 0 TRIM: 8.00" x 11.00" AS: Chicago: 877-427-2185 COLORS: PANTONE Cool Gray 11 U, Gray, ~note-color 2, Black GRAPHICS: none V1.5 methods, including discounted cash flow, Monte Carlo simulations, and relief from royalty. For a business combination achieved in stages, we remeasure our previously held equity interest immediately before the acquisition to the acquisition date fair value and recognize any gains or losses in our Consolidated Statements of Income. We recognize the fair value of any contingent payments at the date of acquisition as part of the consideration transferred to acquire a business. The liability associated with contingent consideration is remeasured to fair value at each reporting period subsequent to the date of acquisition considering factors that may impact the timing and amount of contingent payments until the term of the agreement has expired or the contingency is resolved. Any changes in the fair value measurement will be recorded in our Consolidated Statements of Income. In evaluating the characterization of contingent and deferred payments, we analyze relevant factors, including the nature of the payment, continuing employment requirements, incremental payments to employees of the acquired business, and timing and rationale underlying the transaction, to determine whether the payments should be accounted for as additional pur- chase consideration or post-combination related services. We expense direct costs related to the business combination, such as accounting, legal, valuation, and other professional fees, as in- curred. We recognize restructuring costs as post-combination expenses unless the target entity meets the criteria of FASB ASC 420, Exit or Disposal Cost Obligations, on the acquisition date. As part of the purchase price allocation, we follow the requirements of FASB ASC 740, Income Taxes (FASB ASC 740). This includes establishing deferred tax assets or liabilities reflecting the difference between the values assigned for financial statement purposes and income tax purposes. In certain acquisitions, the goodwill resulting from the purchase price allocation may not be deductible for income tax purposes. FASB ASC 740 prohibits recognition of a deferred tax asset or liability for temporary differences in goodwill if goodwill is not amortizable and deductible for tax purposes. Divestitures. We may sell certain portions of our business from time to time for various reasons. In accordance with FASB ASC 360, Property, Plant, and Equipment (FASB ASC 360), we classify a disposal group to be sold as held for sale in the period in which all of the following criteria are met: management commits to a plan to sell the disposal group; the disposal group is available for immediate sale; the sale and transfer of the disposal group is expected within one year; the disposal group is being actively marketed for sale at a price that is reasonable in relation to its current fair value; and it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. A disposal group that is classified as held for sale is initially measured at the lower of its carrying value or fair value less any costs to sell, and the assets are not depreciated or amortized. If the disposal group meets the definition of a business, the goodwill within the reporting unit is allocated to the disposal group based on its relative fair value. When the disposal group is a component of a reporting unit, the remaining unallocated goodwill is assessed to determine if any triggering events have occurred in accordance with FASB ASC 350, Intangibles—Goodwill and Other (FASB ASC 350). We assess the fair value of a disposal group, less any costs to sell, each reporting period the disposal group remains classified as held for sale and report any subsequent changes as an adjustment to the carrying value of the disposal group, as long as the new carrying value does not exceed the initial carrying value of the disposal group. We recognize a gain or loss on divestiture activity when we transfer control of the disposal group and when it is probable that we will collect substantially all of the related consideration. Goodwill. Changes in the carrying amount of our recorded goodwill are mainly the result of business acquisitions and the effect of foreign currency translations. In accordance with FASB ASC 350, we do not amortize goodwill; instead, goodwill is subject to an Morningstar, Inc. 2025 Annual Report  101 Toppan Merrill - Morningstar_ Inc. 10-K ED | 105212 | 10-Mar-26 14:57 | 26-5906-1.fa | Sequence: 3 CHKSUM Content: 28854 Layout: 53292 Graphics: 0 CLEAN JOB: 26-5906-1 CYCLE#;BL#: 10; 0 TRIM: 8.00" x 11.00" AS: Chicago: 877-427-2185 COLORS: PANTONE Cool Gray 11 U, Gray, ~note-color 2, Black GRAPHICS: none V1.5 impairment test annually or whenever indicators of impairment exist. The test for impairment is performed at the reporting unit level. An impairment would occur if the carrying amount of a reporting unit exceeded the fair value of that reporting unit. When reviewing goodwill for impairment, we first assess a number of qualitative factors to determine whether it is more likely than not that the fair value of our reporting units is less than their respective carrying values. If we conclude that it is more likely than not that the fair value of a reporting unit is less than its carrying value, we then perform a quantitative impairment test. The quantitative impairment test compares the estimated fair value of the reporting unit to its carrying value, and recognizes an impairment loss for the amount by which a reporting unit’s carrying amount exceeds its fair value, without exceeding the total amount of goodwill allo- cated to that reporting unit. We determine the fair value of a reporting unit using a market approach. Determining the fair value of a reporting unit involves judgment and the use of significant estimates and assumptions, which include assumptions regarding the revenue growth rates and operating margins used to calculate estimated future cash flows, as well as revenue and earnings multiples of publicly traded companies whose services and markets are comparable. We performed our annual impairment review in the fourth quarter and did not record any impairment losses in 2025, 2024, and 2023. Intangible Assets. We amortize intangible assets using the straight-line method over their estimated useful lives, which typically range from one to 20 years. We have no intangible assets with indefinite useful lives other than goodwill. In accordance with FASB ASC 360-10-35, Subsequent Measurement—Impairment or Disposal of Long-Lived Assets, we review intangible assets for im- pairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. If the value of future undiscounted cash flows is less than the carrying amount of an asset group, we record an impairment loss based on the excess of the carrying amount over the fair value of the asset group. We did not record any impairment losses in 2025, 2024, and 2023. Property, Equipment, and Depreciation. We state property and equipment at historical cost, net of accumulated depreciation in ac- cordance with FASB ASC 360-10, Property, Plant, and Equipment. We depreciate property and equipment using the straight-line method based on the useful life of the asset, which ranges from three to seven years. We amortize leasehold improvements over the lease term or their useful lives, whichever is shorter. Long-lived assets that are held and used are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. If the value of future undiscounted cash flows is less than the carrying amount of an asset group, we record an impairment loss based on the excess of the carrying amount over the fair value of the asset group. Computer Software and Internal Product Development Costs. We capitalize certain costs in accordance with FASB ASC 350-40, Internal-Use Software. Internal product development costs mainly consist of employee and third-party resource costs for devel- oping new web-based products and certain major enhancements of existing products. Costs incurred during the preliminary project stage of development as well as maintenance costs are expensed as incurred. We amortize capitalized software costs on a straight-line basis over the estimated economic life, which is generally three years. We include capitalized software development costs related to projects that have not been placed into service in our construction in pro- gress balance. 2025 10-K: Part II 102 Toppan Merrill - Morningstar_ Inc. 10-K ED | 105212 | 10-Mar-26 14:57 | 26-5906-1.fa | Sequence: 4 CHKSUM Content: 9645 Layout: 23302 Graphics: 0 CLEAN JOB: 26-5906-1 CYCLE#;BL#: 10; 0 TRIM: 8.00" x 11.00" AS: Chicago: 877-427-2185 COLORS: PANTONE Cool Gray 11 U, Gray, ~note-color 2, Black GRAPHICS: none V1.5

The table below summarizes our depreciation expense related to capitalized developed software for the past three years: (in millions) 2025 2024 2023 Capitalized software depreciation expense $ 102.7 $ 94.9 $ 81.2 The table below summarizes our capitalized software development costs for the past three years: (in millions) 2025 2024 2023 Capitalized software development costs $ 98.0 $ 106.4 $ 100.0 Leases. We account for our right-of-use assets and operating lease liabilities in accordance with FASB ASC 842, Leases (FASB ASC 842). We determine if a contract is or contains a lease at the inception of the contract. In cases where an agreement con- tains both lease and non-lease components, we do not allocate consideration between the components. We have elected the practical expedient to account for such components as a single lease component for certain classes of underlying assets when the lease com- ponent is predominant. For identified operating leases, we recognize a lease liability and right-of-use asset on the consolidated balance sheet. The right-of-use asset represents our right to use an underlying asset for the lease term, and the operating lease liability represents our obligation to make lease payments. Right-of-use assets and operating lease liabilities are measured at the commencement date using the present value of future lease payments over the lease term. For initial measurement of the present value of lease payments and for subsequent measurement of lease modifications, we are required to use the rate implicit in the lease, if available. However, as most of our leases do not provide an implicit rate, we use our incremental borrowing rate based on the information available on the com- mencement date of the lease. Right-of-use assets also include initial direct costs incurred by the company, net of prepayments and lease incentives. Operating lease expense is recognized on a straight-line basis over the life of the lease and are recognized as lease expense on the Consolidated Statements of Income. Some of our lease agreements include variable costs such as real estate taxes, insurance, maintenance, and other operating expenses. Variable costs are recognized as lease expense on the Consolidated Statements of Income. There are few instances of short-term agreements in our lease portfolio, which are typically arranged as needed and paid on a month-to-month basis. These leases are not recognized on the Consolidated Balance Sheet, but monthly lease expense is recognized on the Consolidated Statements of Income. For finance leases, we recognize a finance lease asset and finance lease liability at inception, with lease expense recognized as interest expense and amortization. Revenue Recognition. We recognize revenue in accordance with FASB ASC Topic 606, Revenue from Contracts with Customers (FASB ASC Topic 606). Under FASB ASC Topic 606, we recognize revenue by applying the following five-step model to all customer arrangements: 1. Identify the customer contract; 2. Identify the performance obligations in the contract; Morningstar, Inc. 2025 Annual Report  103 Toppan Merrill - Morningstar_ Inc. 10-K ED | 105212 | 10-Mar-26 14:57 | 26-5906-1.fa | Sequence: 5 CHKSUM Content: 25169 Layout: 53292 Graphics: 0 CLEAN JOB: 26-5906-1 CYCLE#;BL#: 10; 0 TRIM: 8.00" x 11.00" AS: Chicago: 877-427-2185 COLORS: PANTONE Cool Gray 11 U, Gray, ~note-color 2, Black GRAPHICS: none V1.5

3. Determine the transaction price; 4. Allocate the transaction price to the performance obligations; and 5. Recognize revenue when (or as) performance obligations are satisfied. Revenues are recognized when (or as) performance obligations are satisfied by transferring a promised product or service to the customer. Products or services are transferred when (or as) the customer obtains control of the product or service. The transaction price for a customer arrangement is the amount we expect to be entitled to in exchange for transferring the promised product or service. The transaction price may include fixed amounts, variable amounts, or both. Sales and usage-based taxes are excluded from revenue. Our contracts with customers may include multiple performance obligations. For most of these arrangements, we generally allocate revenue to each performance obligation based on its estimated standalone selling price. We generally determine standalone selling prices based on prices charged to customers when the same performance obligation is sold separately or historical pricing. Customers are generally billed quarterly or annually and typically given payment terms of zero to 30 days. When the right to payment exceeds revenue recognized, the result is an increase to deferred revenue. Deferred revenue represents the amount billed or collected in advance of the service being provided, which we expect to recognize as revenue in future periods. Revenue is derived from the following primary sources: F License-based arrangements, F Asset-based arrangements, and F Transaction-based arrangements. License-based revenue, which represents subscription services available to customers and not a license under the accounting guid- ance, is generated through subscription contracts. Our performance obligations under these contracts are typically satisfied over time, as the customer has access to the service during the term of the subscription license and the level of service is consistent during the contract period. Each individual day within the contract period is viewed to be a service and the entirety of the service subscription term is determined to be a series combined into a single performance obligation and recognized over time and on a straight-line basis, typically over noncancellable terms of one to three years. Asset-based revenue is generated through contracts with daily asset management, which is determined to be a daily performance obligation and thus satisfied over time as the customer receives continuous access to a service for the contract term. Revenue is recognized daily based on the value of assets under management and the tiered fee structure agreed to with the customer. These arrangements typically have noncancellable terms of one to three years. The fees from such arrangements represent variable con- sideration, and the customer does not make separate purchasing decisions that result in additional performance obligations. Sig- nificant changes in the underlying fund assets, or significant disruptions in the market, are evaluated to determine if revisions to estimates of earned asset-based fees for the current quarter are needed. An estimate of the average daily portfolio balance is a key input in determining revenue for a given period. Estimates are based on the most recently reported quarter, and, as a result, it is un- likely a significant reversal of revenue would occur. 2025 10-K: Part II 104 Toppan Merrill - Morningstar_ Inc. 10-K ED | 105212 | 10-Mar-26 14:57 | 26-5906-1.fa | Sequence: 6 CHKSUM Content: 65230 Layout: 23302 Graphics: 0 CLEAN JOB: 26-5906-1 CYCLE#;BL#: 10; 0 TRIM: 8.00" x 11.00" AS: Chicago: 877-427-2185 COLORS: PANTONE Cool Gray 11 U, Gray, ~note-color 2, Black GRAPHICS: none V1.5

Transaction-based revenue is generated through contracts with performance obligations that are satisfied when the product or service is delivered. Certain performance obligations involve issuing a rating and may include ongoing surveillance services for a specified period. We allocate the transaction price to each deliverable based on its relative selling price, typically determined using historical pricing allocations. Revenue for the ratings issuance is recognized at the point in time when the rating is delivered, as this satisfies our performance obligation. Surveillance services provide the customer with continuous access to monitoring throughout the contract term, and because the service level remains consistent, revenue is recognized over time on a straight-line basis. Accounts Receivables and Allowance for Credit Losses. We account for accounts receivable in accordance with FASB ASC Topic 310, Receivables (FASB ASC 310) and FASB ASC Topic 326, Financial Instruments—Credit Losses (FASB ASC 326). We record a receivable when a customer is billed or when revenue is recognized prior to billing a customer. Accounts receivables are measured at amortized cost basis. We evaluate our allowance for credit losses based on a variety of factors, including customer specific information and the current economic environment. Sales Commissions. We capitalize sales commissions, which are considered directly attributable to obtaining a customer contract under FASB ASC Topic 606 and FASB ASC 340-40, Other Assets and Deferred Costs—Contracts with Customers. Estimates of these capitalized costs are developed by using a portfolio approach that aggregates these costs by legal entity within their geographical regions. Capitalized sales commissions are amortized using the straight-line method over a period that is consistent with the transfer of the products or services to the customer to which the sales commission relates. The period of transfer for each portfolio is the shorter of the weighted-average customer life, or the economic life of the underlying technology that delivers the products or services. The period of transfer has been determined to be approximately three years. Discretionary amounts which are added to sales com- mission payments are expensed as incurred, as they are not considered to be directly attributable to obtaining a customer contract. The table below summarizes the amortization of deferred commissions for the past three years: (in millions) 2025 2024 2023 Amortization of deferred commissions $ 47.4 $ 50.6 $ 48.6 Advertising Costs. Advertising costs include expenses for various advertising campaigns, promotional activities, search engine fees, and other related expenses. We expense advertising costs as incurred. The table below summarizes our advertising expense for the past three years: (in millions) 2025 2024 2023 Advertising expense $ 41.2 $ 33.6 $ 30.6 Stock-Based Compensation Expense. We account for our stock-based compensation expense in accordance with FASB ASC 718, Compensation—Stock Compensation (FASB ASC 718). Our stock-based compensation expense reflects grants of restricted stock units, market stock units, and performance stock units. We measure the fair value of our restricted stock units and performance stock units on the grant date based on the closing market price of Morningstar’s common stock on the day prior to the grant. For market stock units, we estimate the fair value of the awards using a Monte Carlo valuation model. For performance stock units, we estimate the probability of award achievement and adjust our stock-based compensation expense accordingly. We amortize the fair values to stock-based compensation expense, net of estimated forfeitures, ratably over the vesting period. Morningstar, Inc. 2025 Annual Report  105 Toppan Merrill - Morningstar_ Inc. 10-K ED | 105212 | 10-Mar-26 14:57 | 26-5906-1.fa | Sequence: 7 CHKSUM Content: 24837 Layout: 53292 Graphics: 0 CLEAN JOB: 26-5906-1 CYCLE#;BL#: 10; 0 TRIM: 8.00" x 11.00" AS: Chicago: 877-427-2185 COLORS: PANTONE Cool Gray 11 U, Gray, ~note-color 2, Black GRAPHICS: none V1.5

We estimate expected forfeitures on employee stock-based awards and recognize compensation cost only for those awards expected to vest. We determine forfeiture rates based on historical experience and adjust the estimated forfeitures to actual forfeiture experi- ence, as needed. Income Taxes. We record deferred income taxes for the temporary differences between the carrying amount of assets and liabilities for financial statement purposes and tax purposes in accordance with FASB ASC 740, which prescribes the minimum recognition thres- hold a tax position is required to meet before being recognized in the financial statements. It also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, and disclosure for uncertain tax positions. We recognize interest and penalties related to unrecognized tax benefits as part of income tax expense in our Consolidated Statements of Income. We classify liabilities related to unrecognized tax benefits as either current or long-term liabilities in our Consolidated Balance Sheet, depending on when we expect to make payment. Segment Reporting. Under FASB ASC 280, Segment Reporting (FASB ASC 280), operating segments are defined as components of a company that engage in business activities from which they may earn revenues and incur expenses, and for which discrete financial information is available and is evaluated regularly by the chief operating decision maker (CODM) in deciding how to allocate resources and in assessing performance. Aggregation of similar operating segments into a single reportable segment is permitted if the busi- nesses have similar economic characteristics and meet established qualitative criteria. We have seven operating segments, which are presented as the following five reportable segments: Morningstar Direct Platform, PitchBook, Morningstar Credit, Morningstar Wealth, and Morningstar Retirement. The operating segments of Morningstar Sustainalytics and Morningstar Indexes do not individually meet the quantitative segment reporting thresholds and have been com- bined and presented as part of Corporate and All Other, which is not a reportable segment. Corporate and All Other provides a rec- onciliation between revenue from our reportable segments and consolidated revenue amounts. Severance. We account for post-employment benefits in accordance with FASB ASC 712, Compensation—Nonretirement Postem- ployment Benefits (FASB ASC 712). Under FASB ASC 712, we recognize compensation expense associated with these benefits as a liability when probable and reasonably estimable. 3. Credit Arrangements Debt The following table summarizes our debt as of December 31, 2025 and 2024. As of As of December 31, December 31, (in millions) 2025 2024 Term Facility, net of unamortized debt issuance costs of $1.5 million and $0.2 million, respectively $ 373.5 $ 349.8 Revolving Credit Facility 350.0 — 2.32% Senior Notes due October 26, 2030, net of unamortized debt issuance costs of $0.9 million and $1.2 million, respectively 349.1 348.8 Total debt $ 1,072.6 $ 698.6 2025 10-K: Part II 106 Toppan Merrill - Morningstar_ Inc. 10-K ED | 105212 | 10-Mar-26 14:57 | 26-5906-1.fa | Sequence: 8 CHKSUM Content: 34640 Layout: 23302 Graphics: 0 CLEAN JOB: 26-5906-1 CYCLE#;BL#: 10; 0 TRIM: 8.00" x 11.00" AS: Chicago: 877-427-2185 COLORS: PANTONE Cool Gray 11 U, Purple, ~note-color 2, Black, Gray GRAPHICS: none V1.5

The fair value of debt approximates carrying value. As of December 31, 2025, we expect maturities of the company’s principal debt payments for each of the next five years and thereafter as follows: (in millions) As of December 31, 2025 2026 $ — 2027 — 2028 375.0 2029 — 2030 700.0 Thereafter — Total $ 1,075.0 Future maturities reflect contractual principal repayments, which differs from the carrying value of debt due to unamortized debt issuance costs. As of December 31, 2025, no amounts were classified as current maturities of long-term debt. Credit Agreement On May 6, 2022, the company entered into a senior credit agreement (the 2022 Credit Agreement), providing the company with a five-year multi-currency credit facility with an initial borrowing capacity of up to $1.1 billion, including a $650.0 million term loan and a $450.0 million revolving credit facility. The 2022 Credit Agreement also provided for the issuance of letters of credit and a swingline facility. The 2022 Credit Agreement was amended twice in September 2022 and again most recently in June 2024 (Amended 2022 Credit Agreement) to, among other items, eliminate the options for a second term loan draw and increase both the term loan and revolving credit facility to $650.0 million each, raising the total borrowing capacity to $1.3 billion (Amended 2022 Term Facility and Amended 2022 Revolving Credit Facility, respectively), and to update the reference rate for credit extensions in Canadian dollars. Aside from the increased borrowing capacity, the Amended 2022 Credit Agreement left the 2022 Credit Agreement terms largely unchanged. On October 31, 2025, the company terminated the 2022 Credit Agreement and entered into a new senior credit agreement (the 2025 Credit Agreement). The 2025 Credit Agreement provides the company with a multi-currency credit facility with a borrowing capacity of up to $1.5 billion, including a five-year $750.0 million revolving credit facility (the 2025 Revolving Credit Facility), a five-year delayed draw term facility of up to $375.0 million (the 2025 A-1 Facility), and a three-year term facility of up to $375.0 million (the 2025 A-2 Facility and, together with the 2025 A-1 Facility, the 2025 Term Facility; and, together with the 2025 Revolving Credit Facility, the 2025 Facility). The 2025 Credit Agreement also provides for the issuance of up to $50.0 million of letters of credit and a $100.0 million sublimit for a swingline facility under the 2025 Revolving Credit Facility. As of December 31, 2025, the total outstanding debt under the 2025 Credit Agreement was $723.5 million, net of debt issuance costs, including $373.5 million drawn under the 2025 A-2 Facility and $350.0 million drawn under the 2025 Revolving Credit Facility. The company’s borrowing availability includes $400.0 million under the 2025 Revolving Credit Facility and $375.0 million under the 2025 A-1 Facility. The proceeds borrowed under the 2025 Facility were used to refinance existing indebtedness under the 2022 Credit Agreement, pay fees and expenses in connection with the 2025 Facility, and for general corporate purposes. The interest rate applicable to loans under the 2025 Credit Agreement will be based on the SOFR, SONIA, EURIBOR, Term CORRA, or BBSY depending on the currency of the loan and will include an applicable margin for such loans, which ranges between 1.05% and Morningstar, Inc. 2025 Annual Report  107 Toppan Merrill - Morningstar_ Inc. 10-K ED | 105212 | 10-Mar-26 14:57 | 26-5906-1.fa | Sequence: 9 CHKSUM Content: 16376 Layout: 53292 Graphics: 0 CLEAN JOB: 26-5906-1 CYCLE#;BL#: 10; 0 TRIM: 8.00" x 11.00" AS: Chicago: 877-427-2185 COLORS: PANTONE Cool Gray 11 U, Purple, ~note-color 2, Black, Gray GRAPHICS: none V1.5

1.425%, based on Morningstar’s consolidated net leverage ratio and other applicable adjustments as further described in the 2025 Credit Agreement. The portions of deferred debt issuance costs related to the 2025 Revolving Credit Facility are included in other current and non- current assets, and the portion of deferred debt issuance costs related to the 2025 Term Facility is reported as a reduction to the car- rying amount of the 2025 Term Facility. Debt issuance costs related to the 2025 Revolving Credit Facility are amortized on a straight-line basis to interest expense over the term of the 2025 Credit Agreement. Debt issuance costs related to the 2025 Term Facility are amortized to interest expense using the effective interest method over the term of the 2025 Credit Agreement. Private Placement Debt Offering On October 26, 2020, we completed the issuance and sale of $350.0 million aggregate principal amount of 2.32% senior notes due October 26, 2030 (the 2030 Notes), in a private placement exempt from the registration requirements of the Securities Act of 1933, as amended. Proceeds were primarily used to pay off a portion of the company’s outstanding debt under a prior credit agreement. Interest on the 2030 Notes will be paid semi-annually on each October 30 and April 30 during the term of the 2030 Notes and at ma- turity, with the first interest payment date occurring on April 30, 2021. As of December 31, 2025, our total outstanding debt, net of issuance costs, under the 2030 Notes was $349.1 million. Compliance with Covenants Each of the 2025 Credit Agreement and the 2030 Notes include customary representations, warranties, and covenants, including fi- nancial covenants, that require us to maintain specified ratios of consolidated earnings before interest, taxes, depreciation, and amortization (EBITDA) to consolidated interest charges and consolidated net funded indebtedness (in the case of the 2025 Credit Agreement) or consolidated funded indebtedness (in the case of the 2030 Notes) to consolidated EBITDA, which are evaluated on a quarterly basis. We were in compliance with these financial covenants as of December 31, 2025. 4. Income Per Share The following table shows how we reconcile our net income and the number of shares used in computing basic and diluted net income per share: (in millions, except per share amounts) 2025 2024 2023 Basic net income per share: Consolidated net income $ 374.2 $ 369.9 $ 141.1 Weighted average common shares outstanding 41.9 42.8 42.6 Basic net income per share $ 8.93 $ 8.64 $ 3.31 Diluted net income per share: Consolidated net income $ 374.2 $ 369.9 $ 141.1 Weighted average common shares outstanding 41.9 42.8 42.6 Net effect of dilutive stock awards 0.3 0.3 0.3 Weighted average common shares outstanding for computing diluted income per share 42.2 43.1 42.9 Diluted net income per share $ 8.87 $ 8.58 $ 3.29 During the periods presented, we have outstanding restricted stock units (RSUs), market stock units (MSUs), and performance stock units (PSUs) that are excluded from our calculation of diluted earnings per share as their effect is antidilutive. The number of these potential antidilutive shares was immaterial. 2025 10-K: Part II 108 Toppan Merrill - Morningstar_ Inc. 10-K ED | 105212 | 10-Mar-26 14:57 | 26-5906-1.fa | Sequence: 10 CHKSUM Content: 17864 Layout: 23302 Graphics: 0 CLEAN JOB: 26-5906-1 CYCLE#;BL#: 10; 0 TRIM: 8.00" x 11.00" AS: Chicago: 877-427-2185 COLORS: PANTONE Cool Gray 11 U, Purple, ~note-color 2, Black, Gray GRAPHICS: none V1.5

5. Revenue Disaggregation of Revenue The following table presents our revenue disaggregated by revenue type (1): Year ended December 31, (in millions) 2025 2024 2023 License-based $ 1,719.2 $ 1,625.1 $ 1,517.5 Asset-based 343.0 333.2 279.6 Transaction-based 383.3 316.8 241.5 Consolidated revenue $ 2,445.5 $ 2,275.1 $ 2,038.6 (1) Starting with the quarter ended March 31, 2024, revenue from PitchBook media sales product was reclassified from license-based to transaction-based. Prior periods have not been restated to reflect the updated classifications. Contract Liabilities Our contract liabilities represent deferred revenue. We record deferred revenue when a contract requires a customer to be billed in advance. The following table summarizes our contract liabilities balance: As of December 31, (in millions) 2025 2024 Deferred revenue (current) $ 586.1 $ 540.8 Deferred revenue (non-current) 21.0 22.4 Total contract liabilities $ 607.1 $ 563.2 The following table presents revenue recognized that was included in the deferred revenue balance at the beginning of the period: Year ended December 31, (in millions) 2025 2024 2023 Revenue recognized that was included in opening deferred revenue $ 524.1 $ 480.5 $ 424.9 Remaining Performance Obligations. Remaining performance obligations include both amounts recorded as deferred revenue in our Consolidated Balance Sheets as of December 31, 2025 as well as amounts not yet invoiced to customers as of December 31, 2025, largely reflecting future revenue related to signed multi-year arrangements. As of December 31, 2025, we expect to recognize revenue related to our remaining performance obligations as follows: (in millions) As of December 31, 2025 2026 $ 1,067.4 2027 292.9 2028 117.1 2029 32.5 2030 10.4 Thereafter 21.0 Total $ 1,541.3 Morningstar, Inc. 2025 Annual Report  109 Toppan Merrill - Morningstar_ Inc. 10-K ED | 105212 | 10-Mar-26 14:57 | 26-5906-1.fa | Sequence: 11 CHKSUM Content: 29773 Layout: 53292 Graphics: 0 CLEAN JOB: 26-5906-1 CYCLE#;BL#: 10; 0 TRIM: 8.00" x 11.00" AS: Chicago: 877-427-2185 COLORS: PANTONE Cool Gray 11 U, Purple, ~note-color 2, Black, Gray GRAPHICS: none V1.5

The table above excludes variable consideration for unsatisfied performance obligations related to certain of our license-based, asset-based, and transaction-based contracts as we apply the optional exemption available under FASB ASC Topic 606. These per- formance obligations are expected to be satisfied over the next one to three years. Variable consideration for these contracts cannot be reasonably estimated because it depends on factors such as future user licenses, changes in the underlying asset values, or the number of internet advertising impressions in any given period, which are only known as services are performed. The table above also excludes unsatisfied performance obligations for certain license-based contracts with durations of one year or less as we apply the optional exemption under FASB ASC Topic 606. For certain license-based contracts, the remaining performance obligations are expected to be less than one year based on the subscription terms or the existence of cancellation terms that may be exercised causing the contract term to be less than one year from December 31, 2025. Contract Assets Our contract assets represent accounts receivable, less allowance for credit losses, and deferred commissions. The following table summarizes our contract assets balance: As of December 31, (in millions) 2025 2024 Accounts receivable, less allowance for credit losses $ 390.4 $ 358.1 Deferred commissions 65.5 65.8 Total contract assets $ 455.9 $ 423.9 6. Segment and Geographical Area Information Segment Information Our segments are generally organized around the company’s product offerings. The company concluded that it has seven operating segments, which are presented as the following five reportable segments: F Morningstar Direct Platform F PitchBook F Morningstar Credit F Morningstar Wealth F Morningstar Retirement The operating segments of Morningstar Sustainalytics and Morningstar Indexes do not individually meet the quantitative segment reporting thresholds and have been combined and presented as part of Corporate and All Other, which is not a reportable segment. Corporate and All Other provides a reconciliation between revenue from our total reportable segments and consolidated revenue amounts. Morningstar Direct Platform provides investors comprehensive data, research and insights, and investment analysis to empower investment decision-making. Morningstar Direct Platform includes product areas such as Morningstar Data, Morningstar Direct, and Morningstar Advisor Workstation. 2025 10-K: Part II 110 Toppan Merrill - Morningstar_ Inc. 10-K ED | 105212 | 10-Mar-26 14:57 | 26-5906-1.fa | Sequence: 12 CHKSUM Content: 14471 Layout: 23302 Graphics: 0 CLEAN JOB: 26-5906-1 CYCLE#;BL#: 10; 0 TRIM: 8.00" x 11.00" AS: Chicago: 877-427-2185 COLORS: PANTONE Cool Gray 11 U, Purple, ~note-color 2, Black, Gray GRAPHICS: none V1.5

Beginning with the first quarter of 2025 reporting, the company changed the name of the Morningstar Data and Analytics reportable segment to Morningstar Direct Platform. PitchBook provides investors access to data, proprietary research, analytics, and AI-enabled software across private capital markets, including venture capital, private equity, private credit, bank loans, and M&A. The platform offers access to Morningstar’s public- equity data and research. Morningstar Credit provides investors with credit ratings, research, data, and credit analytics solutions. Morningstar Credit includes the Morningstar DBRS product area and the Morningstar Credit data and credit analytics product areas. Morningstar Wealth provides investment products, investor tools, and an advisor platform powered by our research and data. Morningstar Wealth serves financial advisors through model portfolios, separately managed accounts, and an advisor platform pow- ered by our research and data, and individuals through Morningstar Investor. Morningstar Retirement offers products designed to help individuals reach their retirement goals. Its offerings include managed re- tirement accounts, fiduciary services, and custom models. FASB ASC 280 Segment Reporting (FASB ASC 280) establishes standards for reporting information about operating segments. Op- erating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker (CODM), in deciding how to allocate resources and assess performance. The com- pany’s chief executive officer, who is considered to be its CODM, reviews segment revenue and Segment Adjusted Operating Income presented on an operating segment basis for purposes of making operating decisions and assessing financial performance. For each segment, the CODM uses segment revenue and Segment Adjusted Operating Income in the annual budget and forecasting process. The CODM considers budget-to-actual variance when making decisions about allocating capital and personnel. We define Segment Adjusted Operating Income as operating income (loss) excluding intangible amortization expense, the impact of merger, acquisition, and divestiture-related activity which, when applicable, may include certain non-recurring expenses such as pre-deal due diligence, transaction costs, contingent consideration, severance, and post-close integration costs (M&A-related ex- penses), and certain other one-time, non-recurring items which management does not consider when evaluating ongoing perform- ance (other non-recurring items). Although these adjustments are excluded from Segment Adjusted Operating Income, they are included in reported consolidated operating income and are included in the reconciliation to consolidated results. The CODM does not consider these adjustments for the purposes of making decisions to allocate resources among segments or to assess segment performance. Expenses presented as part of the company’s segments include allocations of shared costs. Shared costs include technology, in- vestment research, sales, facilities, and marketing. These allocations are based on expected utilization of shared resources. Adjusted Operating Income is the reported measure that the company believes is most consistent with those used in measuring the corre- sponding amount in the consolidated financial statements. The CODM does not review any information regarding total assets on a segment basis. Operating segments do not record interseg- ment revenues; therefore, there is none to be reported. Morningstar, Inc. 2025 Annual Report  111 Toppan Merrill - Morningstar_ Inc. 10-K ED | 105212 | 10-Mar-26 14:57 | 26-5906-1.fa | Sequence: 13 CHKSUM Content: 6792 Layout: 53292 Graphics: 0 CLEAN JOB: 26-5906-1 CYCLE#;BL#: 10; 0 TRIM: 8.00" x 11.00" AS: Chicago: 877-427-2185 COLORS: PANTONE Cool Gray 11 U, Gray, ~note-color 2, Black GRAPHICS: none V1.5

The following tables present information about the company’s reportable segments for the years ended December 31, 2025, 2024, and 2023 along with the items necessary to reconcile the segment information to the totals reported in the accompanying consoli- dated financial statements. Prior period segment information is presented on a comparable basis to the basis on which current period segment information is presented and reviewed by the CODM. Year ended December 31, 2025 Morningstar Total Direct Morningstar Morningstar Morningstar Reportable (in millions) Platform PitchBook Credit Wealth Retirement Segments Revenue by type (1): License-based $ 829.1 $ 664.5 $ 20.7 $ 74.0 $ 1.7 $ 1,590.0 Asset-based — — — 142.5 135.9 278.4 Transaction-based 1.5 7.3 333.7 34.9 — 377.4 Total segment revenue 830.6 671.8 354.4 251.4 137.6 2,245.8 Less: Compensation expense (2) 236.0 309.4 181.2 112.5 45.7 Other segment items (3) 225.2 152.3 58.4 129.3 24.2 Adjusted operating income $ 369.4 $ 210.1 $ 114.8 $ 9.6 $ 67.7 $ 771.6 Year ended December 31, 2024 Morningstar Total Direct Morningstar Morningstar Morningstar Reportable (in millions) Platform PitchBook Credit Wealth Retirement Segments Revenue by type (1): License-based $ 786.7 $ 611.6 $ 16.4 $ 80.4 $ 1.8 $ 1,496.9 Asset-based — — — 142.3 125.3 267.6 Transaction-based 1.4 6.8 274.7 25.7 — 308.6 Total segment revenue 788.1 618.4 291.1 248.4 127.1 2,073.1 Less: Compensation expense (2) 216.1 289.5 162.5 124.6 43.9 Other segment items (3) 216.6 142.5 53.0 133.1 17.6 Adjusted operating income (loss) $ 355.4 $ 186.4 $ 75.6 $ (9.3) $ 65.6 $ 673.7 Year ended December 31, 2023 Morningstar Total Direct Morningstar Morningstar Morningstar Reportable (in millions) Platform PitchBook Credit Wealth Retirement Segments Revenue by type (1): License-based $ 745.5 $ 551.9 $ 11.7 $ 80.8 $ 1.7 $ 1,391.6 Asset-based — — — 122.6 108.5 231.1 Transaction-based 1.7 — 203.7 26.5 0.3 232.2 Total segment revenue 747.2 551.9 215.4 229.9 110.5 1,854.9 Less: Compensation expense (2) 173.8 281.0 128.2 151.5 41.0 Other segment items (3) 233.6 122.8 65.5 118.8 15.4 Adjusted operating income (loss) $ 339.8 $ 148.1 $ 21.7 $ (40.4) $ 54.1 $ 523.3 2025 10-K: Part II 112 Toppan Merrill - Morningstar_ Inc. 10-K ED | 105212 | 10-Mar-26 14:57 | 26-5906-1.fa | Sequence: 14 CHKSUM Content: 2153 Layout: 23302 Graphics: 0 CLEAN JOB: 26-5906-1 CYCLE#;BL#: 10; 0 TRIM: 8.00" x 11.00" AS: Chicago: 877-427-2185 COLORS: PANTONE Cool Gray 11 U, Gray, ~note-color 2, Black GRAPHICS: none V1.5

(1) Starting with the quarter ended March 31, 2024, revenue from PitchBook media sales product was reclassified from license-based to transaction-based. Prior periods have not been restated to reflect the updated classifications. (2) Compensation expense includes salaries, bonus, commissions, severance, employee benefits, payroll taxes, and stock-based compensation incurred for employees directly associated with each reportable segment. Allocated compensation expense related to corporate and centralized functions is reported within Other segment items. (3) Other segment items for each reportable segment includes: Morningstar Direct Platform—allocated expenses, infrastructure costs, and other overhead costs. PitchBook—allocated expenses, infrastructure costs, professional fees, and other overhead costs. Morningstar Credit—allocated expenses, infrastructure costs, professional fees, and other overhead costs. Morningstar Wealth—allocated expenses, infrastructure costs, and other overhead costs. Morningstar Retirement—allocated expenses, infrastructure costs, and other overhead costs. Year ended December 31, (in millions) 2025 2024 2023 Reconciliation of reportable segment revenue to consolidated revenue: Total reportable segment revenue $ 2,245.8 $ 2,073.1 $ 1,854.9 Corporate and All Other (4) 199.7 202.0 183.7 Total consolidated revenue $ 2,445.5 $ 2,275.1 $ 2,038.6 Reconciliation of reportable segment adjusted operating income to income before income taxes: Total reportable segment adjusted operating income $ 771.6 $ 673.7 $ 523.3 Corporate and All Other (5) (188.7) (179.9) (196.8) Intangible amortization expense (59.8) (64.5) (70.5) M&A-related expenses (21.4) (8.5) (9.8) Other non-recurring items (6) 24.9 64.0 (15.6) Operating Income 526.6 484.8 230.6 Non-operating income (expense), net (27.6) 6.5 (49.1) Equity in investments of unconsolidated entities (3.3) (17.4) (7.4) Income before income taxes $ 495.7 $ 473.9 $ 174.1 (4) Corporate and All Other provides a reconciliation between revenue from our Total Reportable Segments and consolidated revenue amounts. Corporate and All Other includes Morningstar Sustainalytics and Morningstar Indexes as sources of revenues. Revenue from Morningstar Sustainalytics was $112.0 million in 2025, $117.3 million in 2024, and $118.2 million in 2023. Revenue from Morningstar Indexes was $87.7 million in 2025, $84.7 million in 2024, and $65.5 million in 2023. (5) Corporate and All Other includes unallocated corporate expenses of $186.1 million in 2025, $181.4 million in 2024, and $153.5 million in 2023, as well as adjusted operating income/loss from Morningstar Sustainalytics and Morningstar Indexes. Unallocated corporate expenses include finance, human resources, legal, and other management-related costs that are not considered when segment performance is evaluated. (6) Other non-recurring items primarily reflect the gain on sale of US TAMP assets for the years ended December 31, 2025 and 2024. For the year ended December 31, 2023, other non- recurring items reflect costs associated with the significant reduction of the company’s operations in Shenzhen, China and the shift of work related to its global business functions to other Morningstar locations. The following table presents depreciation expense by reportable segment: Year ended December 31, (in millions) 2025 2024 2023 Morningstar Direct Platform $ 44.7 $ 37.9 $ 31.0 PitchBook 33.6 31.8 26.8 Morningstar Credit 8.1 8.9 9.1 Morningstar Wealth 14.9 18.5 15.8 Morningstar Retirement 10.4 10.0 11.0 Total Reportable Segments 111.7 107.1 93.7 Corporate and All Other (7) 18.3 18.3 19.5 Total $ 130.0 $ 125.4 $ 113.2 Morningstar, Inc. 2025 Annual Report  113 Toppan Merrill - Morningstar_ Inc. 10-K ED | 105212 | 10-Mar-26 14:57 | 26-5906-1.fa | Sequence: 15 CHKSUM Content: 5617 Layout: 53292 Graphics: 0 CLEAN JOB: 26-5906-1 CYCLE#;BL#: 10; 0 TRIM: 8.00" x 11.00" AS: Chicago: 877-427-2185 COLORS: PANTONE Cool Gray 11 U, Gray, ~note-color 2, Black GRAPHICS: none V1.5

(7) Corporate and All Other provides a reconciliation between depreciation expense from our Total Reportable Segments and consolidated depreciation expense. Corporate and All Other includes unallocated corporate expenses of depreciation expense related to finance, human resources, legal, and other management-related costs that are not considered when segment performance is evaluated as well as depreciation expense from Morningstar Sustainalytics and Morningstar Indexes. Geographical Area Information The tables below summarize our revenue, long-lived assets, which includes property, equipment, and capitalized software, net, and op- erating lease assets, by geographical area. Revenue is attributed to geographical area based on country in which the sale was contracted. Revenue by geographical area Year ended December 31, (in millions) 2025 2024 2023 United States $ 1,754.9 $ 1,638.8 $ 1,470.6 Asia 48.0 49.6 49.3 Australia 65.3 62.4 58.4 Canada 154.9 140.4 116.3 Continental Europe 219.6 203.8 185.5 United Kingdom 189.8 167.4 148.0 Other 13.0 12.7 10.5 Total International 690.6 636.3 568.0 Consolidated revenue $ 2,445.5 $ 2,275.1 $ 2,038.6 Property, equipment, and capitalized software, net by geographical area As of December 31, (in millions) 2025 2024 United States $ 178.6 $ 189.5 Asia 22.8 9.6 Australia 1.1 1.6 Canada 17.9 6.6 Continental Europe 6.3 5.3 United Kingdom 4.9 6.1 Other 0.3 0.2 Total International 53.3 29.4 Consolidated property, equipment, and capitalized software, net $ 231.9 $ 218.9 Operating lease assets by geographical area As of December 31, (in millions) 2025 2024 United States $ 74.9 $ 92.9 Asia 48.7 44.2 Australia 1.5 2.4 Canada 7.8 7.7 Continental Europe 16.5 19.1 United Kingdom 9.0 14.7 Other 0.6 0.2 Total International 84.1 88.3 Consolidated operating lease assets $ 159.0 $ 181.2 2025 10-K: Part II 114 Toppan Merrill - Morningstar_ Inc. 10-K ED | 105212 | 10-Mar-26 14:57 | 26-5906-1.fa | Sequence: 16 CHKSUM Content: 26678 Layout: 23302 Graphics: 0 CLEAN JOB: 26-5906-1 CYCLE#;BL#: 10; 0 TRIM: 8.00" x 11.00" AS: Chicago: 877-427-2185 COLORS: PANTONE Cool Gray 11 U, Purple, ~note-color 2, Black, Gray GRAPHICS: none V1.5

7. Investments Our investment portfolio consists of stocks, bonds, options, mutual funds, money market funds, or exchange-traded products that replicate the model portfolios and strategies created by Morningstar. These investment accounts may also include exchange-traded products where Morningstar is an index provider. All investments have a readily determinable fair value based on quoted prices in active markets for identical assets or liabilities that we have the ability to access, and, therefore, are classified as Level 1 within the fair value hierarchy. We classify our investment portfolio as shown below: As of December 31, (in millions) 2025 2024 Equity investments $ 50.0 $ 42.3 Available-for-sale debt securities 1.5 2.4 Held-to-maturity debt securities 2.7 3.6 Total $ 54.2 $ 48.3 8. Fair Value Measurements The tables below show the fair value of items that are measured at fair value using the fair value hierarchy: Level Within the Fair Value Hierarchy as of Fair Value as of December 31, 2025 (in millions) December 31, 2025 Level 1 Level 2 Level 3 Cash equivalents $ 40.1 $ 40.1 $ — $ — Investments: Marketable equity investments, exchange-traded funds, and mutual funds 50.0 50.0 — — Marketable debt securities 1.5 1.5 — — Total $ 91.6 $ 91.6 $ — $ — Level Within the Fair Value Hierarchy as of Fair Value as of December 31, 2024 (in millions) December 31, 2024 Level 1 Level 2 Level 3 Cash equivalents $ 43.5 $ 43.5 $ — $ — Investments: Marketable equity investments, exchange-traded funds, and mutual funds 42.3 42.3 — — Marketable debt securities 2.4 2.4 — — Investments in unconsolidated entities: Investment in SmartX Advisory Solutions 24.7 — — 24.7 Non-current investment in Wealth Advisors 24.9 24.9 — — Total $ 137.8 $ 113.1 $ — $ 24.7 In 2024, our investment in SmartX Advisory Solutions was measured at fair value on a nonrecurring basis due to the identification of an impairment trigger, leading to $12.4 million of impairment losses. The fair value was estimated using an income approach with significant, unobservable inputs, which include the extent and timing of future cash flows, revenue growth rates, and discount rates. Refer to Note 11 for more information about our investment in SmartX Advisory Solutions. Morningstar, Inc. 2025 Annual Report  115 Toppan Merrill - Morningstar_ Inc. 10-K ED | 105212 | 10-Mar-26 14:57 | 26-5906-1.fa | Sequence: 17 CHKSUM Content: 13381 Layout: 53292 Graphics: 0 CLEAN JOB: 26-5906-1 CYCLE#;BL#: 10; 0 TRIM: 8.00" x 11.00" AS: Chicago: 877-427-2185 COLORS: PANTONE Cool Gray 11 U, Purple, ~note-color 2, Black, Gray GRAPHICS: none V1.5

9. Acquisitions, Goodwill, and Other Intangible Assets 2025 Acquisitions Acquisition of the Center for Research in Security Prices, LLC (CRSP) On September 23, 2025, we entered into an agreement to acquire CRSP, a provider of historical stock market data and indexes, from the University of Chicago. On February 2, 2026, we completed the acquisition. The transaction consideration included a cash payment at closing of approximately $365.0 million, subject to customary adjustments. CRSP will be included in the Morningstar Indexes op- erating segment. Refer to Note 20 for more information regarding the acquisition of CRSP. Morningstar Credit Analytics (formerly Dealview Technologies Limited (DealX)) On March 1, 2025, we completed our acquisition of the remaining 65% equity interest in DealX, a provider of standardized US commercial mortgage-backed security (CMBS) and global collateralized loan obligation (CLO) data. We began consolidating the financial results of DealX in our consolidated financial statements as of March 1, 2025. DealX is included in the Morningstar Credit reportable segment. The acquisition was accounted for as a business combination under the acquisition method of accounting pursuant to FASB ASC 805, Business Combinations (FASB ASC 805), which requires that assets acquired and liabilities assumed be recognized at fair value as of the acquisition date. We finalized the purchase price allocation during the fourth quarter of 2025 and did not record any significant adjustments compared to the preliminary estimates. The allocation of the fair values of the assets acquired and liabilities assumed includes $9.7 million of goodwill, which is not deductible for income tax purposes, and $13.1 million of acquired intangible assets, as follows: Weighted average useful life (in millions) (years) Customer-related assets $ 0.6 10 Technology-based assets 12.5 5 Total intangible assets $ 13.1 Lumonic Inc. (Lumonic) On March 3, 2025, we acquired Lumonic, a private credit portfolio monitoring and management platform. We began consolidating the financial results of Lumonic in our consolidated financial statements as of March 3, 2025. Lumonic is included in the PitchBook reportable segment. The acquisition was accounted for as a business combination under the acquisition method of accounting pursuant to FASB ASC 805, which requires that assets acquired and liabilities assumed be recognized at fair value as of the acquisition date. We finalized the purchase price allocation during the fourth quarter of 2025 and did not record any significant adjustments compared to the prelim- inary estimates. 2025 10-K: Part II 116 Toppan Merrill - Morningstar_ Inc. 10-K ED | 105212 | 10-Mar-26 14:57 | 26-5906-1.fa | Sequence: 18 CHKSUM Content: 26319 Layout: 23302 Graphics: 0 CLEAN JOB: 26-5906-1 CYCLE#;BL#: 10; 0 TRIM: 8.00" x 11.00" AS: Chicago: 877-427-2185 COLORS: PANTONE Cool Gray 11 U, Purple, ~note-color 2, Black, Gray GRAPHICS: none V1.5

The allocation of the fair values of the assets acquired and liabilities assumed includes $21.3 million of goodwill, which is not de- ductible for income tax purposes, and $10.6 million of acquired intangible assets, as follows: Weighted average useful life (in millions) (years) Customer-related assets $ 1.4 15 Technology-based assets 9.1 8 Intellectual property 0.1 3 Total intangible assets $ 10.6 2024 Acquisitions We did not make any acquisitions during 2024. 2023 Acquisitions We did not make any significant acquisitions during 2023. Goodwill The following table shows the changes in our goodwill balances from January 1, 2024 to December 31, 2025: Morningstar Total Corporate Direct Morningstar Morningstar Morningstar Reportable and All (in millions) Platform PitchBook Credit Wealth Retirement Segments Other Total Balance as of January 1, 2024 $ 605.5 $ 607.4 $ 108.6 $ 94.2 $ 93.5 $ 1,509.2 $ 69.6 $ 1,578.8 Divestiture of Commodity and Energy Data business (See Note 10) (3.9) — — — — (3.9) — (3.9) Foreign currency translation (7.6) — (3.4) (1.5) — (12.5) (0.4) (12.9) Balance as of December 31, 2024 594.0 607.4 105.2 92.7 93.5 1,492.8 69.2 1,562.0 Acquisition of DealX — — 9.7 — — 9.7 — 9.7 Acquisition of Lumonic — 21.3 — — — 21.3 — 21.3 Foreign currency translation and other 14.6 — 4.7 (2.4) — 16.9 0.9 17.8 Balance as of December 31, 2025 $ 608.6 $ 628.7 $ 119.6 $ 90.3 $ 93.5 $ 1,540.7 $ 70.1 $ 1,610.8 Refer to Note 6 for detailed segment information. Intangible Assets The following table summarizes our intangible assets: As of December 31, 2025 As of December 31, 2024 Accumulated Accumulated (in millions) Gross Amortization Net Gross Amortization Net Customer-related assets $ 583.9 $ (324.1) $ 259.8 $ 572.4 $ (281.1) $ 291.3 Technology-based assets 328.0 (225.5) 102.5 301.9 (205.5) 96.4 Intellectual property & other 91.2 (74.2) 17.0 88.6 (67.5) 21.1 Total intangible assets $ 1,003.1 $ (623.8) $ 379.3 $ 962.9 $ (554.1) $ 408.8 Morningstar, Inc. 2025 Annual Report  117 Toppan Merrill - Morningstar_ Inc. 10-K ED | 105212 | 10-Mar-26 14:57 | 26-5906-1.fa | Sequence: 19 CHKSUM Content: 23416 Layout: 3555 Graphics: 0 CLEAN JOB: 26-5906-1 CYCLE#;BL#: 10; 0 TRIM: 8.00" x 11.00" AS: Chicago: 877-427-2185 COLORS: PANTONE Cool Gray 11 U, Purple, ~note-color 2, Black, Gray GRAPHICS: none V1.5

The following table summarizes our amortization expense related to intangible assets: (in millions) 2025 2024 2023 Amortization expense $ 59.8 $ 64.5 $ 70.5 Based on acquisitions completed through December 31, 2025, we expect intangible amortization expense for each of the next five years and thereafter as follows: (in millions) As of December 31, 2025 2026 $ 56.6 2027 49.9 2028 45.9 2029 42.7 2030 36.9 Thereafter 147.3 Total $ 379.3 Our estimates of future amortization expense for intangible assets may be affected by future acquisitions, divestitures, changes in the estimated useful lives, impairments, and foreign currency translation. 10. Divestitures 2025 Divestitures We did not make any significant divestitures during 2025. 2024 Divestitures Effective September 30, 2024, we sold our Commodity and Energy Data business from the Morningstar Direct Platform segment for a purchase price of $52.4 million. In the third quarter of 2024, we recorded a $45.3 million gain on sale of business in the Consolidated Statements of Income. Effective December 1, 2024, we sold customer assets from the US Morningstar Wealth TAMP to AssetMark, Inc. for closing consid- eration of approximately $65.0 million. In December 2025, Morningstar received $22.7 million contingent consideration, which was determined based on the net flows of transitioned customers through December 1, 2025. The contingent consideration was accounted for as a gain contingency and was recorded in the fourth quarter of 2025, when it was determined to be realizable. We recorded a $64.0 million and $22.7 million gain on the sale of customer assets in our Consolidated Statements of Income for the year ended December 31, 2024 and December 31, 2025 respectively. 2023 Divestitures We did not make any divestitures during 2023. 2025 10-K: Part II 118 Toppan Merrill - Morningstar_ Inc. 10-K ED | 105212 | 10-Mar-26 14:57 | 26-5906-1.fa | Sequence: 20 CHKSUM Content: 16237 Layout: 23302 Graphics: 0 CLEAN JOB: 26-5906-1 CYCLE#;BL#: 10; 0 TRIM: 8.00" x 11.00" AS: Chicago: 877-427-2185 COLORS: PANTONE Cool Gray 11 U, Purple, ~note-color 2, Black, Gray GRAPHICS: none V1.5

11. Investments in Unconsolidated Entities Our investments in unconsolidated entities consist primarily of the following: As of December 31, (in millions) 2025 2024 Investment in SmartX Advisory Solutions $ 24.7 $ 24.7 Non-current investment in Wealth Advisors — 24.9 Equity method investments 6.3 19.3 Other investments in unconsolidated entities 19.3 16.4 Total investments in unconsolidated entities $ 50.3 $ 85.3 Our current investment in Wealth Advisors, included in “Investments” on our Consolidated Balance Sheets, was $24.6 million and $12.8 million as of December 31, 2025 and December 31, 2024, respectively. The carrying amount of other investments in unconsolidated entities without a readily determinable fair value, including our invest- ment in SmartX Advisory Solutions, was $44.0 million and $41.1 million as of December 31, 2025 and December 31, 2024, respectively. We recorded a $12.4 million impairment loss in 2024 related to our investment in SmartX Advisory Solutions. We did not record any material impairment losses in 2025 and 2023. 12. Property, Equipment, and Capitalized Software, net The following table shows our property, equipment, and capitalized software, net summarized by major category: As of December 31, (in millions) 2025 2024 Capitalized software $ 826.7 $ 745.1 Computer equipment 108.6 96.9 Furniture and fixtures 46.3 40.0 Leasehold improvements 136.1 113.9 Telephone equipment 1.2 1.2 Construction in progress 12.9 12.2 Property, equipment, and capitalized software, at cost 1,131.8 1,009.3 Less: accumulated depreciation (899.9) (790.4) Property, equipment, and capitalized software, net $ 231.9 $ 218.9 The following table summarizes our depreciation expense: (in millions) 2025 2024 2023 Depreciation expense $ 130.0 $ 125.4 $ 113.2 13. Leases We lease office space and certain equipment under various operating leases, with most of our lease portfolio consisting of operating leases for office space. Our leases have remaining lease terms of approximately 1 year to 10 years, which may include the option to extend the lease when it is reasonably certain we will exercise that option. We do not have lease agreements with residual value guarantees, sale leaseback terms, or material restrictive covenants. Morningstar, Inc. 2025 Annual Report  119 Toppan Merrill - Morningstar_ Inc. 10-K ED | 105212 | 10-Mar-26 14:57 | 26-5906-1.fa | Sequence: 21 CHKSUM Content: 19110 Layout: 53292 Graphics: 0 CLEAN JOB: 26-5906-1 CYCLE#;BL#: 10; 0 TRIM: 8.00" x 11.00" AS: Chicago: 877-427-2185 COLORS: PANTONE Cool Gray 11 U, Purple, ~note-color 2, Black, Gray GRAPHICS: none V1.5

The following table presents the components of lease cost: (in millions) 2025 2024 2023 Operating lease cost $ 45.2 $ 44.1 $ 47.6 Variable lease cost 17.0 14.9 18.0 The following table presents other information related to operating leases: (in millions) 2025 2024 2023 Cash paid for amounts included in the measurement for operating lease liabilities $ 44.6 $ 43.9 $ 45.3 Right of use assets obtained in exchange for operating lease liability 13.8 54.4 11.1 As of December 31, 2025, our minimum future operating lease commitments due in each of the next five years and thereafter are as follows: (in millions) As of December 31, 2025 2026 $ 49.5 2027 42.9 2028 35.5 2029 24.1 2030 17.5 Thereafter 47.6 Total minimum lease commitments 217.1 Adjustment for discount to present value 28.6 Present value of lease liabilities $ 188.5 The following table summarizes the weighted-average remaining lease terms and weighted-average discount rates for our operating leases: As of December 31, 2025 Weighted-average remaining lease term (in years) 5.6 Weighted-average discount rate 4.6% 14. Stock-Based Compensation Stock-Based Compensation Plans Our shareholders approved the Morningstar, Inc. Amended and Restated 2011 Stock Incentive Plan (the 2021 Plan) on May 14, 2021 and authorized an additional 1,050,000 shares for issuance under the 2021 Plan. The 2021 Plan amended and restated the Morningstar, Inc. 2011 Stock Incentive Plan (the 2011 Plan), which itself had amended and restated the Morningstar, Inc. 2004 Stock Incentive Plan. The 2021 Plan provides for a variety of equity-based awards, including restricted stock units, restricted stock, performance stock units, market stock units, and stock options. Under the 2021 Plan, we primarily grant restricted stock units, market stock units, and performance stock units. Under the 2011 Plan, we primarily granted restricted stock units, stock options, and market stock units. All officers, other employees, non-employee directors, and consultants or other independent contractors of the company and its subsidiaries and persons expected to become the same are eligible to receive awards under the 2021 Plan. 2025 10-K: Part II 120 Toppan Merrill - Morningstar_ Inc. 10-K ED | 105212 | 10-Mar-26 14:57 | 26-5906-1.fa | Sequence: 22 CHKSUM Content: 62806 Layout: 23302 Graphics: 0 CLEAN JOB: 26-5906-1 CYCLE#;BL#: 10; 0 TRIM: 8.00" x 11.00" AS: Chicago: 877-427-2185 COLORS: PANTONE Cool Gray 11 U, Purple, ~note-color 2, Black, Gray GRAPHICS: none V1.5

Shares delivered under the 2021 Plan may be authorized but unissued shares, or authorized but issued shares that we reacquired and held as treasury shares or otherwise, or any combination of the foregoing. The 2021 Plan does not permit the replenishment of its share reserve with shares withheld by the company to pay the exercise price of an option or to pay tax withholdings on any award. Further, the 2021 Plan prohibits the replenishment of the share reserve with shares that are not issued as a result of the net settlement of a stock option or stock appreciation right (SAR) or shares that are repurchased on the open market using proceeds from the exercise of a stock option. The following table summarizes the number of shares available for future grants under our 2021 Plan: (in millions) As of December 31, 2025 Shares available for future grants 1.7 Accounting for Stock-Based Compensation Awards The following table summarizes our stock-based compensation expense and the related income tax benefit we recorded in the past three years: Year ended December 31, (in millions) 2025 2024 2023 Restricted stock units $ 37.1 $ 38.4 $ 38.8 Market stock units 17.2 16.2 7.5 Performance stock units 2.1 0.1 6.5 Total stock-based compensation expense $ 56.4 $ 54.7 $ 52.8 Income tax benefit related to the stock-based compensation expense $ 11.3 $ 11.2 $ 10.3 The following table summarizes the stock-based compensation expense included in each of our operating expense categories for the past three years: Year ended December 31, (in millions) 2025 2024 2023 Cost of revenue $ 26.4 $ 23.3 $ 23.8 Sales and marketing 8.4 9.0 8.3 General and administrative 21.6 22.4 20.7 Total stock-based compensation expense $ 56.4 $ 54.7 $ 52.8 The following table summarizes the amount of unrecognized stock-based compensation expense as of December 31, 2025 and the expected number of months over which the expense will be recognized: Unrecognized stock-based Weighted average compensation expected expense amortization (in millions) period (months) Restricted stock units $ 49.0 30 Market stock units 23.4 26 Performance stock units 0.9 16 Total unrecognized stock-based compensation expense $ 73.3 29 Morningstar, Inc. 2025 Annual Report  121 Toppan Merrill - Morningstar_ Inc. 10-K ED | 105212 | 10-Mar-26 14:57 | 26-5906-1.fa | Sequence: 23 CHKSUM Content: 3531 Layout: 53292 Graphics: 0 CLEAN JOB: 26-5906-1 CYCLE#;BL#: 10; 0 TRIM: 8.00" x 11.00" AS: Chicago: 877-427-2185 COLORS: PANTONE Cool Gray 11 U, Purple, ~note-color 2, Black, Gray GRAPHICS: none V1.5

In accordance with FASB ASC 718, we estimate forfeitures of employee stock-based awards and recognize compensation cost only for those awards expected to vest. Restricted Stock Units RSUs represent the right to receive a share of Morningstar common stock when that unit vests. RSUs granted to employees typically vest within a four-year period. RSUs granted to non-employee directors vest ratably over a three-year period. The following table summarizes restricted stock unit activity during the year: Weighted Average Grant Date Restricted Stock Units (RSUs) Shares Fair Value RSUs Outstanding—December 31, 2024 280,859 $ 254.75 Granted 198,103 291.72 Vested (197,591) 272.56 Forfeited (22,146) 269.39 RSUs Outstanding—December 31, 2025 259,225 $ 268.17 The total fair value of RSUs that vested in 2025, 2024, and 2023 was $53.9 million, $50.1 million, and $47.4 million, respectively. Market Stock Units MSUs represent the right to receive a target number of shares that will vest at the end of a three-year performance period depending on the company’s total shareholder return over that three-year period. The MSUs granted to the executive officers and certain other employees in 2021, 2022, and 2023 also had a feature to provide an increased number of shares to be earned at the vesting date if certain revenue metrics were exceeded. We used the following assumptions to estimate the fair value of our MSUs: Assumptions for Monte Carlo Valuation Model Expected Dividend Risk-free Grant Date volatility yield interest rate May 15, 2023 31.7% 0.79% 3.65% November 15, 2023 31.9% 0.56% 4.56% May 15, 2024 31.1% 0.54% 4.62% November 15, 2024 31.1% 0.47% 4.30% May 15, 2025 29.6% 0.59% 4.05% November 15, 2025 27.3% 0.86% 3.61% The risk-free interest rate was determined based on the US Constant Maturity Treasury yield curve on the measurement date with a maturity commensurate with the terms. The expected volatility was determined using our historical stock price volatility over the three years preceding the measurement date. 2025 10-K: Part II 122 Toppan Merrill - Morningstar_ Inc. 10-K ED | 105212 | 10-Mar-26 14:57 | 26-5906-1.fa | Sequence: 24 CHKSUM Content: 3289 Layout: 23302 Graphics: 0 CLEAN JOB: 26-5906-1 CYCLE#;BL#: 10; 0 TRIM: 8.00" x 11.00" AS: Chicago: 877-427-2185 COLORS: PANTONE Cool Gray 11 U, Purple, ~note-color 2, Black, Gray GRAPHICS: none V1.5

The following table summarizes market stock unit activity during the year: Weighted Average Grant Date Market Stock Units (MSUs) Shares Fair Value MSUs Outstanding—December 31, 2024 169,859 $ 277.37 Granted 66,826 261.48 Vested (31,409) 235.69 Forfeited (35,823) 278.51 MSUs Outstanding—December 31, 2025 169,453 $ 278.59 The total fair value of MSUs that vested in 2025, 2024, and 2023 was $7.4 million, $5.6 million, and $6.5 million, respectively. Performance Stock Units PSUs represent the right to receive a target number of shares that will vest at the end of a three-year performance period depending on the company’s financial results over that three-year period. Starting in 2024, the company awarded PSU opportunities to certain members of management (stretch PSUs). The number of PSUs that shall be eligible to be earned is based on adjusted operating in- come as of the end of the performance period. However, no PSUs will be earned unless performance exceeds the target performance level set by the Compensation Committee of the Board of Directors of the company. In 2023, we renewed the PitchBook management bonus plan (the PitchBook Plan), a compensation vehicle designed to incentivize PitchBook leadership for the 2023-2025 period. Pursuant to the terms of this renewal, awards having an aggregate target value equal to $28.6 million would have been available for issuance with annual grants of $7.15 million for 2023, $7.15 million in 2024, and $14.3 million in 2025. In July 2024, we terminated the PitchBook Plan and all outstanding awards were forfeited. The following table summarizes performance stock unit activity during the year: Weighted Average Grant Date Performance Stock Units (PSUs) Shares Fair Value PSUs Outstanding—December 31, 2024 44,644 $ 295.14 Granted (1) 42,022 306.41 Vested (866) 242.95 Forfeited (9,806) 302.03 PSUs Outstanding—December 31, 2025 75,994 $ 301.08 (1) Includes 42,009 stretch PSUs granted at the base number of shares issuable under the agreement; for these awards, zero percent is earned for target performance and up to 200% of the base number can be earned for performance exceeding target. The number of shares issuable under the stretch PSUs can range from zero to 84,018. The total fair value of PSUs that vested in 2025, 2024, and 2023 was $0.2 million, $6.4 million, and $37.1 million, respectively. Morningstar, Inc. 2025 Annual Report  123 Toppan Merrill - Morningstar_ Inc. 10-K ED | 105212 | 10-Mar-26 14:57 | 26-5906-1.fa | Sequence: 25 CHKSUM Content: 20152 Layout: 53292 Graphics: 0 CLEAN JOB: 26-5906-1 CYCLE#;BL#: 10; 0 TRIM: 8.00" x 11.00" AS: Chicago: 877-427-2185 COLORS: PANTONE Cool Gray 11 U, Purple, ~note-color 2, Black, Gray GRAPHICS: none V1.5

15. Defined-Contribution Plan We sponsor a defined-contribution 401(k) plan, which allows our US-based employees to voluntarily contribute pretax dollars up to a maximum amount allowable by the US Internal Revenue Service. In 2025, 2024, and 2023, we made matching contributions to our 401(k) plan in an amount equal to 75 cents for every dollar of an employee’s contribution, up to a maximum of 7% of the employee’s compensation in the pay period. The following table summarizes our matching contributions: (in millions) 2025 2024 2023 401(k) matching contributions $ 22.3 $ 22.9 $ 22.1 16. Income Taxes Income Tax Expense and Effective Tax Rate The following table shows our income tax expense and our effective tax rate for the years ended December 31, 2025, 2024, and 2023: (in millions) 2025 2024 2023 Income before income taxes and equity in investments of unconsolidated entities $ 499.0 $ 491.3 $ 181.5 Equity in investments of unconsolidated entities (3.3) (17.4) (7.4) Income before income taxes $ 495.7 $ 473.9 $ 174.1 Income tax expense $ 121.5 $ 104.0 $ 33.0 Effective tax rate 24.5% 21.9% 19.0% Our effective tax rate in 2025 was 24.5%, an increase of 2.6 percentage points, compared with 21.9% in the prior year. The company’s 2024 effective tax rate was favorably impacted by the book gain in excess of taxable gain on the sale of its Commodity and Energy Data business and was offset by deferred taxes that we recorded with respect to unremitted foreign earnings. Our effective tax rate in 2024 was 21.9%, an increase of 2.9 percentage points, compared with 19.0% in 2023. The company’s 2024 effective tax rate was favorably impacted by the book gain in excess of taxable gain on the sale of its Commodity and Energy Data business and was offset by deferred taxes that we recorded with respect to unremitted foreign earnings. Further, our 2023 effective tax rate was lower primarily due to the recognition of tax benefits related to a retroactive tax election. The Organization for Economic Co-operation and Development (OECD) has proposed a global minimum tax of 15% of reported profits (Pillar Two) that has been agreed upon in principle by over 140 countries. Since the proposal, many countries incorporated Pillar Two model rule concepts into their domestic laws. Although the model rules provide a framework for applying the minimum tax, countries may enact Pillar Two slightly different than the model rules and on different timelines. On January 5, 2026, the OECD an- nounced changes to the model rules to include the “side by side” arrangement, which contains simplification measures as well as an exemption for US parented companies from certain aspects of the Pillar Two regime. The updated model rules will need to be enacted into local legislation to be effective. Pillar Two did not have a material impact to our consolidated financial statements as of December 31, 2025. We are continuing to monitor developments and administrative guidance in addition to evaluating the potential impact of Pillar Two on our consolidated financial statements for future periods. 2025 10-K: Part II 124 Toppan Merrill - Morningstar_ Inc. 10-K ED | 105212 | 10-Mar-26 14:57 | 26-5906-1.fa | Sequence: 26 CHKSUM Content: 20101 Layout: 23302 Graphics: 0 CLEAN JOB: 26-5906-1 CYCLE#;BL#: 10; 0 TRIM: 8.00" x 11.00" AS: Chicago: 877-427-2185 COLORS: PANTONE Cool Gray 11 U, Purple, ~note-color 2, Black, Gray GRAPHICS: none V1.5

On July 4, 2025, the One Big Beautiful Bill Act (the OBBB) was enacted in the United States. The OBBB contains several changes im- pacting corporate taxpayers, including modifications to the capitalization of research and development expenses, changes to cal- culations for the limitation on deductions for interest expense, and the reestablishment of accelerated depreciation (full expensing) on fixed assets. The OBBB also includes adjustments to the calculation of certain international tax framework provisions, which were initially established by the Tax Cuts and Jobs Act of 2017. The OBBB has multiple effective dates, with certain provisions effective in 2025 and others implemented through 2027. The OBBB did not have a material impact on our consolidated financial statements as of December 31, 2025. In the fourth quarter of 2024, we determined $142.0 million in earnings of certain of our foreign subsidiaries to be no longer perma- nently reinvested. During 2025, we completed a one-time repatriation of these earnings totaling $150.0 million ($141.4 million, net of applicable withholding taxes). We generally consider the remainder of the accumulated undistributed earnings of most of our foreign subsidiaries to be indefinitely reinvested, and it is not practicable to determine the amount of the unrecognized deferred tax liability related to these earnings. The amount of indefinitely reinvested earnings is based on our estimates and assumptions. This amount is subject to change in the normal course of business as we evaluate operational cash flows, working capital and regulatory requirements, investment needs, and other factors. Accordingly, we regularly update our earnings and profits analysis to reflect these developments. We have elected to prospectively adopt the guidance in ASU No. 2023-09. Refer to Note 19 for more information regarding the adoption of ASU No. 2023-09. For the year ended December 31, 2025, the following table reconciles our income tax expense at the US federal income tax rate to income tax expense as recorded: 2025 (in millions, except percentages) Amount % Income tax expense at US federal rate $ 104.1 21.0% State and local income tax, net of federal income tax effect (1) 20.0 4.0% Foreign tax effects Canada State and local 6.0 1.2% Other (2.2) (0.4)% Other foreign jurisdictions 5.1 1.0% Effects of changes in tax laws or rates enacted in the current period — —% Effect of cross-border tax laws Foreign-derived intangible income deduction (17.4) (3.5)% US tax on foreign branches, net of foreign tax credits (7.5) (1.5)% Other 2.3 0.5% Tax credits (4.1) (0.8)% Changes in valuation allowances Valuation allowance on foreign tax credits 8.1 1.6% Other 0.6 0.1% Nontaxable or nondeductible items 5.2 1.0% Changes in unrecognized tax benefits 1.3 0.3% Total income tax expense $ 121.5 24.5% (1) State taxes in California, Illinois, New York City, and New York State make up the majority of the tax effect in this category. Morningstar, Inc. 2025 Annual Report  125 Toppan Merrill - Morningstar_ Inc. 10-K ED | 105212 | 10-Mar-26 14:57 | 26-5906-1.fa | Sequence: 27 CHKSUM Content: 11857 Layout: 53292 Graphics: 0 CLEAN JOB: 26-5906-1 CYCLE#;BL#: 10; 0 TRIM: 8.00" x 11.00" AS: Chicago: 877-427-2185 COLORS: PANTONE Cool Gray 11 U, Gray, ~note-color 2, Black GRAPHICS: none V1.5

As previously disclosed for the years ended December 31, 2024 and 2023, prior to the adoption of ASU No. 2023-09, the following table reconciles our income tax expense at the US federal income tax rate to income tax expense as recorded: 2024 2023 (in millions, except percentages) Amount % Amount % Income tax expense at US federal rate $ 99.5 21.0% $ 36.6 21.0% State income taxes, net of federal income tax benefit 18.4 3.9% 7.3 4.2% Stock-based compensation activity (2.3) (0.5)% 1.6 0.9% Equity in net income (loss) of unconsolidated subsidiaries (including holding gains upon acquisition) 3.4 0.7% 1.1 0.6% Gain on Sale of Business (9.7) (2.0)% — —% Net change in valuation allowance related to deferred tax assets, including net operating losses 0.5 0.1% (3.2) (1.8)% Difference between US federal statutory and foreign tax rates and other impacts of foreign operations 0.4 0.1% 1.7 1.0% Change in unrecognized tax benefits 2.9 0.6% (9.8) (5.6)% Credits and incentives (5.9) (1.2)% (4.1) (2.4)% Foreign tax provisions (GILTI, FDII, and BEAT) (2) (16.1) (3.4)% (0.2) (0.1)% Change in deferred taxes with respect to unremitted foreign earnings 6.8 1.4% — —% Non-deductible expenses and other, net 6.1 1.2% 2.0 1.2% Total income tax expense $ 104.0 21.9% $ 33.0 19.0% (2) The Tax Reform Act established the Global Intangible Low-Tax Income (GILTI) provision, which taxes US allocated expenses and certain income from foreign operations; the Foreign- Derived Intangible Income (FDII) provision, which allows a deduction against certain types of US taxable income resulting in a lower effective US tax rate on such income; and the Base Erosion Anti-Abuse Tax (BEAT), which is a minimum tax based on cross-border service payments by US entities. The following table shows the components of our income tax expense: Year ended December 31, (in millions) 2025 2024 2023 Current tax expense: US Federal $ 86.7 $ 74.3 $ 27.7 State 31.7 30.0 13.4 Non-US 45.4 34.3 24.3 Current tax expense 163.8 138.6 65.4 Deferred tax expense (benefit): US Federal (29.1) (17.6) (15.6) State (6.3) (6.5) (4.2) Non-US (6.9) (10.5) (12.6) Deferred tax expense, net (42.3) (34.6) (32.4) Income tax expense $ 121.5 $ 104.0 $ 33.0 The following table provides our income before income taxes and equity in investments of unconsolidated entities, generated by our US and non-US operations: Year ended December 31, (in millions) 2025 2024 2023 US $ 357.5 $ 400.8 $ 101.4 Non-US 141.5 90.5 80.1 Income before income taxes and equity in investments of unconsolidated entities $ 499.0 $ 491.3 $ 181.5 2025 10-K: Part II 126 Toppan Merrill - Morningstar_ Inc. 10-K ED | 105212 | 10-Mar-26 14:57 | 26-5906-1.fa | Sequence: 28 CHKSUM Content: 25946 Layout: 23302 Graphics: 0 CLEAN JOB: 26-5906-1 CYCLE#;BL#: 10; 0 TRIM: 8.00" x 11.00" AS: Chicago: 877-427-2185 COLORS: PANTONE Cool Gray 11 U, Gray, ~note-color 2, Black GRAPHICS: none V1.5

Income Tax Payments The following table shows cash paid for income taxes, net of refunds, for the year ended December 31, 2025: (in millions) 2025 US federal income taxes $ 77.9 US state and local income taxes: New York state 8.8 Other 25.4 Total state income taxes 34.2 Foreign income taxes: Canada—Federal 16.0 Canada—Ontario 8.7 India 13.2 Other 21.8 Total foreign income taxes 59.7 Total cash paid for income taxes $ 171.8 Jurisdictions that are equal or greater than 5% of the total cash paid for income taxes, net of refunds, for the year ended December 31, 2025 are disclosed in the table above. Deferred Tax Assets and Liabilities We recognize deferred income taxes for the temporary differences between the carrying amount of assets and liabilities for financial statement purposes and their tax basis. The tax effects of the temporary differences that give rise to the deferred income tax assets and liabilities are as follows: As of December 31, (in millions) 2025 2024 Deferred tax assets: Stock-based compensation $ 9.4 $ 7.8 Accrued liabilities 34.2 33.5 Deferred revenue 5.3 6.7 Net operating loss carryforwards—US 0.3 — Net operating loss carryforwards—Non-US 21.7 18.9 Capitalized expenses 128.0 102.7 Allowance for doubtful accounts 2.6 2.4 Lease liabilities 37.5 35.9 Investments in unconsolidated entities 2.1 — Capital loss and other carryforwards 20.3 12.9 Other 0.1 — Total deferred tax assets 261.5 220.8 Morningstar, Inc. 2025 Annual Report  127 Toppan Merrill - Morningstar_ Inc. 10-K ED | 105212 | 10-Mar-26 14:57 | 26-5906-1.fa | Sequence: 29 CHKSUM Content: 65148 Layout: 53292 Graphics: 0 CLEAN JOB: 26-5906-1 CYCLE#;BL#: 10; 0 TRIM: 8.00" x 11.00" AS: Chicago: 877-427-2185 COLORS: PANTONE Cool Gray 11 U, Purple, ~note-color 2, Black, Gray GRAPHICS: none V1.5

As of December 31, (in millions) 2025 2024 Deferred tax liabilities: Acquired intangible assets $ (74.6) $ (68.5) Property, equipment, and capitalized software (34.8) (39.6) Lease right-of-use assets (32.7) (31.4) Unrealized exchange gains, net (1.3) (1.7) Prepaid expenses (18.5) (19.3) Investments in unconsolidated entities — (11.4) Withholding tax—foreign dividends — (7.1) Total deferred tax liabilities (161.9) (179.0) Net deferred tax asset before valuation allowance 99.6 41.8 Valuation allowance (48.1) (26.2) Deferred tax asset (liability) $ 51.5 $ 15.6 The net increase in our valuation allowance, from $26.2 million at December 31, 2024 to $48.1 million at December 31, 2025, is pri- marily attributable to current year movements in net operating losses, capital losses, and foreign tax credit carryforwards for which amounts are able to be realized or for which full realization is uncertain. Included in the valuation allowance of $48.1 million are $18.2 million of foreign tax credits that will expire in 2031 through 2035. In assessing the need for a valuation allowance, many factors are considered, including the specific taxing jurisdiction, the carryforward period, income tax strategies, and forecasted earnings for the entities in each jurisdiction. A valuation allowance is recognized if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. The deferred tax assets and liabilities are presented in our Consolidated Balance Sheets as follows: As of December 31, (in millions) 2025 2024 Deferred tax asset, net $ 78.7 $ 43.2 Deferred tax liability, net (27.2) (27.6) Deferred tax asset (liability), net $ 51.5 $ 15.6 The following table summarizes our US net operating loss (NOL) carryforwards: As of December 31, (in millions) 2025 2024 US federal NOLs subject to expiration dates $ — $ — US federal NOLs with no expiration dates 1.5 — Total $ 1.5 $ — The net increase in the US federal NOL carryforwards as of December 31, 2025 compared with 2024 reflects NOL carryforwards from an acquisition in 2025. We have not recorded a valuation allowance against US federal NOLs of $1.5 million because we expect the benefit of the US federal NOLs to be fully utilized. 2025 10-K: Part II 128 Toppan Merrill - Morningstar_ Inc. 10-K ED | 105212 | 10-Mar-26 14:57 | 26-5906-1.fa | Sequence: 30 CHKSUM Content: 8352 Layout: 23302 Graphics: 0 CLEAN JOB: 26-5906-1 CYCLE#;BL#: 10; 0 TRIM: 8.00" x 11.00" AS: Chicago: 877-427-2185 COLORS: PANTONE Cool Gray 11 U, Gray, ~note-color 2, Black GRAPHICS: none V1.5

The following table summarizes our NOL carryforwards for our non-US operations: As of December 31, (in millions) 2025 2024 Non-US NOLs subject to expiration dates from 2027 through 2035 $ 19.7 $ 22.8 Non-US NOLs with no expiration date 66.4 51.9 Total $ 86.1 $ 74.7 Non-US NOLs not subject to valuation allowances $ 10.1 $ 15.3 The increase in non-US NOL carryforwards as of December 31, 2025 compared with the same period in 2024 primarily reflects NOLs from 2025 acquisitions offset by NOLs utilized in 2025. In assessing the realizability of our deferred tax assets, we consider whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. We recorded a valuation allowance against approximately $76.0 million of the non-US NOLs, reflecting the likelihood that the benefit of these NOLs will not be realized. Unrecognized Tax Benefits We conduct business globally and, as a result, we file income tax returns in US federal, state, local, and foreign jurisdictions. In the normal course of business, we are subject to examination by tax authorities throughout the world. The open tax years for our US Federal tax returns and most state tax returns include the years 2020 to the present. As of December 31, 2025, our Consolidated Balance Sheet included a liability of $13.1 million for unrecognized tax benefits. As of December 31, 2024, our Consolidated Balance Sheet included a liability of $11.8 million for unrecognized tax benefits. These amounts include interest and penalties, less any associated tax benefits. The table below reconciles the beginning and ending amount of the gross unrecognized tax benefits as follows: (in millions) 2025 2024 Gross unrecognized tax benefits—beginning of the year $ 11.1 $ 13.0 Increases as a result of tax positions taken during a prior-year period 0.8 0.9 Decreases as a result of tax positions taken during a prior-year period — (0.1) Increases as a result of tax positions taken during the current period 2.3 2.1 Decreases relating to settlements with tax authorities — (4.7) Decreases as a result of lapse of the applicable statute of limitations (1.9) (0.1) Gross unrecognized tax benefits—end of the year $ 12.3 $ 11.1 In 2025, we recorded a net increase of $3.1 million of gross unrecognized tax benefits before settlements and lapses of statutes of limitations, of which $3.1 million increased our income tax expense by $2.8 million. In addition, we reduced our gross unrecognized tax benefits by $1.9 million for settlements and lapses of statutes of limitations, of which $1.9 million decreased our income tax expense by $1.8 million. As of December 31, 2025, we had $12.3 million of gross unrecognized tax benefits, which if recognized, would decrease our income tax expense by $11.9 million and reduce our effective income tax rate. Morningstar, Inc. 2025 Annual Report  129 Toppan Merrill - Morningstar_ Inc. 10-K ED | 105212 | 10-Mar-26 14:57 | 26-5906-1.fa | Sequence: 31 CHKSUM Content: 15890 Layout: 53292 Graphics: 0 CLEAN JOB: 26-5906-1 CYCLE#;BL#: 10; 0 TRIM: 8.00" x 11.00" AS: Chicago: 877-427-2185 COLORS: PANTONE Cool Gray 11 U, Purple, ~note-color 2, Black, Gray GRAPHICS: none V1.5

We record interest and penalties related to uncertain tax positions as part of our income tax expense. The following table summarizes our gross liability for interest and penalties: As of December 31, (in millions) 2025 2024 Liabilities for interest and penalties $ 1.7 $ 1.3 We recorded the increase in the liabilities for penalties and interest, net of any tax benefits, to income tax expense in our Consolidated Statements of Income in 2025. 17. Contingencies We record accrued liabilities for litigation, regulatory, and other business matters when those matters represent loss contingencies that are both probable and estimable. In these cases, there may be an exposure to loss in excess of any amounts accrued. Unless a loss contingency is both probable and estimable, we do not establish an accrued liability. As litigation, regulatory, or other business matters develop, we evaluate on an ongoing basis whether such matters present a loss contingency that is probable and estimable. Data Audits and Reviews In our global data business, we include in our products, or directly redistribute to our customers, data and information licensed from third-party vendors. Our compliance with the terms of these licenses is reviewed internally and is also subject to audit by the third- party vendors. At any given time, we may be undergoing several such internal reviews and third-party vendor audits, and the results and findings may indicate that we may be required to make a payment for prior data usage. Due to a lack of available information and data, as well as potential variations of any audit or internal review findings, we generally are not able to reasonably estimate a possible loss, or range of losses, for these matters. In situations where more information or specific areas subject to audit are available, we may be able to estimate a potential range of losses. While we cannot predict the outcome of these processes, we do not anticipate they will have a material adverse effect on our business, operating results, or financial position. Ratings and Regulatory Matters Our ratings and related research activities, including credit ratings, environmental, social, and governance ratings, managed invest- ment, and equity ratings, are or may in the future become subject to regulation or increased scrutiny from executive, legislative, regulatory, and private parties. As a result, those activities may be subject to governmental, regulatory, and legislative investigations, regulatory examinations in the ordinary course of business, subpoenas, and other forms of legal process, which may lead to claims and litigation that are based on these ratings and related research activities. Our regulated businesses are generally subject to peri- odic reviews, inspections, examinations, and investigations by regulators in the jurisdictions in which they operate, any of which may result in claims, legal proceedings, assessments, fines, penalties, disgorgement, or restrictions on business activities. While it is difficult to predict the outcome of any particular investigation or proceeding, we do not believe the result of any of these matters will have a material adverse effect on our business, operating results, or financial position. Other Matters We are involved from time to time in commercial disputes and legal proceedings that arise in the normal course of our business. While it is difficult to predict the outcome of any particular dispute or proceeding, we do not believe the result of any of these matters will have a material adverse effect on our business, operating results, or financial position. 2025 10-K: Part II 130 Toppan Merrill - Morningstar_ Inc. 10-K ED | 105212 | 10-Mar-26 14:57 | 26-5906-1.fa | Sequence: 32 CHKSUM Content: 34935 Layout: 23302 Graphics: 0 CLEAN JOB: 26-5906-1 CYCLE#;BL#: 10; 0 TRIM: 8.00" x 11.00" AS: Chicago: 877-427-2185 COLORS: PANTONE Cool Gray 11 U, Purple, ~note-color 2, Black, Gray GRAPHICS: none V1.5

18. Share Repurchase Program On December 6, 2022, the board of directors approved a share repurchase program that authorized the company to repurchase up to $500.0 million in shares of the company’s outstanding common stock, effective January 1, 2023 (the prior share repurchase pro- gram). The prior share repurchase program was completed in October 2025. On October 29, 2025, the board of directors approved a new share repurchase program that authorizes the company to repurchase up to $1.0 billion in shares of the company’s outstanding common stock, effective October 31, 2025 (the new share repurchase pro- gram). The new share repurchase program, which is set to expire on October 30, 2028, replaced the prior share repurchase program. We may repurchase shares pursuant to the new share repurchase program from time to time at prevailing market prices on the open market or in private transactions in amounts that we deem appropriate. For the year ended December 31, 2025, we repurchased a total of 1,873,729 shares for $487.0 million under the prior share repurchase program, thereby completing the program, and 1,402,849 shares for $300.0 million under the new share purchase program. As of December 31, 2025, we have $700.0 million available for future repurchases under the new share repurchase program. 19. Recent Accounting Pronouncements Recently adopted accounting pronouncements Segment reporting: In November 2023, the FASB issued ASU No. 2023-07: Improvements to Reportable Segment Disclosures (Topic 280) (ASU No. 2023-07), which requires improved reportable segment disclosures, primarily through enhanced disclosures about significant segment expenses. The new standard was effective for our fiscal year beginning on January 1, 2024, and interim periods beginning on January 1, 2025. We applied the new guidance retrospectively to all prior periods presented in the financial statements. The standard did not impact our consolidated operating results, financial condition, or cash flows. See Note 6 for our segment disclosures. Income Taxes: In December  2023, the FASB issued ASU No.  2023-09: Improvements to Income Tax Disclosures (Topic 740) (ASU No. 2023-09), which requires additional disclosures primarily related to the income tax rate reconciliation and income taxes paid. This standard became effective for our fiscal year beginning on January 1, 2025. We applied the guidance prospectively. The standard did not impact our consolidated operating results, financial condition, or cash flows. See Note 16 for our income taxes disclosures. Recently issued accounting pronouncements not yet adopted Income Statement: In November 2024, the FASB issued ASU No. 2024-03: Disaggregation of Income Statement Expenses (DISE) (ASU No. 2024-03), which requires additional disclosure of the nature of expenses included in the income statement. The standard requires disclosures about specific types of expenses included in the expense captions presented on the face of the income statement as well as disclosures about selling expenses. This standard is effective for our fiscal year beginning on January 1, 2027 and interim periods beginning on January 1, 2028. Early adoption is permitted. Entities should apply the guidance prospectively although retro- spective application is permitted. We are evaluating the effect that ASU No. 2024-03 will have on our disclosures. Capitalized Software: In September 2025, the FASB issued ASU No. 2025-06: Targeted Improvements to the Accounting for Internal- Use Software (ASU No. 2025-06) to clarify and modernize the recognition and disclosure framework for internal-use software costs. This standard removes all references to software development project stages and requires capitalization to begin once (1) manage- ment commits funding and (2) completion and intended use are probable, considering whether significant development uncertainties have been resolved. This standard is effective for our fiscal year beginning on January 1, 2028 and interim reporting periods within that fiscal year. Early adoption is permitted. Entities may apply the guidance using a prospective, retrospective, or modified transition Morningstar, Inc. 2025 Annual Report  131 Toppan Merrill - Morningstar_ Inc. 10-K ED | 105212 | 10-Mar-26 14:57 | 26-5906-1.fa | Sequence: 33 CHKSUM Content: 54983 Layout: 53292 Graphics: 0 CLEAN JOB: 26-5906-1 CYCLE#;BL#: 10; 0 TRIM: 8.00" x 11.00" AS: Chicago: 877-427-2185 COLORS: PANTONE Cool Gray 11 U, Purple, ~note-color 2, Black, Gray GRAPHICS: none V1.5 approach. We have not made a decision regarding early adoption and are evaluating the effect that ASU No. 2025-06 will have on our consolidated financial statements. 20. Subsequent Events On February 2, 2026, we completed our previously announced acquisition of CRSP for a closing cash payment of approximately $365.0 million, subject to customary adjustments. CRSP will be included in the Morningstar Indexes operating segment. The acqui- sition was financed through borrowings under the 2025 A-1 Facility, which were drawn in 2026. Refer to Note 3 for more information regarding our credit arrangements. Due to the limited time since the acquisition date and limitations on access to CRSP information prior to the acquisition date, the initial accounting for the business combination is incomplete at this time. As a result, we are unable to provide amounts recognized as of the acquisition date for major classes of assets and liabilities acquired and resulting from the transaction, including the infor- mation required for contingencies, intangible assets, and goodwill. This information will be included in our quarterly report on Form 10-Q for the three months ending March 31, 2026. Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure Not applicable. Item 9A. Controls and Procedures (a) Evaluation of Disclosure Controls and Procedures We maintain disclosure controls and procedures to reasonably assure that information required to be disclosed in the reports filed or submitted under the Securities and Exchange Act of 1934, as amended (the Exchange Act) is recorded, processed, summarized, and reported within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in the reports filed under the Ex- change Act is accumulated and communicated to management, including the chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure. We completed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act, as of December 31, 2025. Management, including our chief executive officer and chief financial officer, participated in and supervised this evaluation. Based on that evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective as of December 31, 2025 to provide rea- sonable assurance that information required to be disclosed in the reports we file or submit under the Exchange Act meets the re- quirements listed above. Our chief executive officer and chief financial officer have concluded that the consolidated financial statements in this Annual Report on Form 10-K (this Report) fairly present, in all material respects, the company’s financial position and results of operations and cash flows as of and for the periods presented, in conformity with US generally accepted accounting principles. 2025 10-K: Part II 132 Toppan Merrill - Morningstar_ Inc. 10-K ED | 105212 | 10-Mar-26 14:57 | 26-5906-1.fa | Sequence: 34 CHKSUM Content: 46598 Layout: 23302 Graphics: 0 CLEAN JOB: 26-5906-1 CYCLE#;BL#: 10; 0 TRIM: 8.00" x 11.00" AS: Chicago: 877-427-2185 COLORS: PANTONE Cool Gray 11 U, Purple, ~note-color 2, Black, Gray GRAPHICS: none V1.5

(b) Management’s Report on Internal Control Over Financial Reporting Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined under Rules 13a-15(f) and 15d-15(f) of the Exchange Act). We carried out an evaluation, under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, and under the oversight of our board of directors, of the effectiveness of our internal control over financial reporting based on the framework set forth in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2025. KPMG LLP, the company’s independent registered public accounting firm, who audited our consolidated financial statements included in this Report, issued its report on the effectiveness of our internal controls over financial reporting, which is included in Part II, Item 8 of this report under the caption “Financial Statements and Supplementary Data”. (c) Changes in Internal Control Over Financial Reporting There were no changes in our internal control over financial reporting during the fiscal quarter ended December 31, 2025, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. Item 9B. Other Information Trading Arrangements During the three months ended December 31, 2025, the company’s executive officers and directors adopted or terminated contracts, instructions, or written plans for the purchase or sale of the company’s securities as noted below: Scheduled Date of Adoption of Expiration Date of Name and Title Trading Plan (2) Trading Plan (1) Aggregate Number of Securities to Be Purchased or Sold Joe Mansueto 11/19/2025 10/31/2026 Sale of up to 200,000 shares of common stock Executive Chairman (1) The trading plan may also expire on such earlier date as all transactions under the trading plan are completed. (2) Each listed plan is intended to satisfy the affirmative defense of Rule 10b5-1(c). Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections Not applicable. Morningstar, Inc. 2025 Annual Report  133 Toppan Merrill - Morningstar_ Inc. 10-K ED | 105212 | 10-Mar-26 14:57 | 26-5906-1.fa | Sequence: 35 CHKSUM Content: 55558 Layout: 53292 Graphics: 0 CLEAN JOB: 26-5906-1 CYCLE#;BL#: 10; 0 TRIM: 8.00" x 11.00" AS: Chicago: 877-427-2185 COLORS: PANTONE Cool Gray 11 U, Purple, ~note-color 2, Black, Gray GRAPHICS: none V1.5

Part III Item 10. Directors, Executive Officers, and Corporate Governance The information contained under the headings Board of Directors and Corporate Governance—Director Independence,—Board Com- mittees and Charters, and—Delinquent Section 16(a) Reports in the company’s Definitive Proxy Statement for the 2026 Annual Meet- ing of Shareholders, which will be filed not later than 120 days after the end of the registrant’s fiscal year ended December 31, 2025, (the Proxy Statement) and the information contained under the heading Executive Officers in Part I of this Report is incorporated herein by reference in response to this item. We have adopted an insider trading policy, which is posted in the Investor Relations area of our corporate website at https://shareholders.morningstar.com in the Governance section, governing the purchase, sale, and other dispositions of our securities that applies to the board of directors, employees (including executive officers and temporary workers), and consultants and contractors of Morningstar and its subsidiaries and their immediate family members. We believe that the insider trading policy is reasonably designed to promote compliance with insider trading laws, rules and regulations, and listing standards applicable to us. From time to time, the company engages in transactions in its own securities. It is the company’s policy to comply with all applicable federal and state securities laws when engaging in transactions in its own securities. A copy of our insider trading policy is filed as Exhibit 19.1 to this Report. We have adopted a code of ethics, which is posted in the Investor Relations area of our corporate website at https://shareholders.morningstar.com in the Governance section. We intend to include on our website any amendments to, or waivers from, a provision of the code of ethics that apply to our principal executive officer, principal financial officer, principal ac- counting officer, or controller that relates to any element of the code of ethics definition contained in Item 406(b) of SEC Regulation S-K. Shareholders may request a free copy of these documents by sending an e-mail to investors@morningstar.com. Item 11. Executive Compensation The information contained under the headings Board of Directors and Corporate Governance—Director Compensation, and Com- pensation Discussion and Analysis—Compensation Committee Report and—Executive Compensation Tables in the Proxy Statement is incorporated herein by reference in response to this item. Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters The information contained under the headings Security Ownership of Certain Beneficial Owners and Compensation Discussion and Analysis—Equity Compensation Plan Information in the Proxy Statement is incorporated herein by reference in response to this item. Item 13. Certain Relationships and Related Transactions, and Director Independence The information contained under the headings Certain Relationships and Related Party Transactions and Board of Directors and Corporate Governance—Director Independence in the Proxy Statement is incorporated herein by reference in response to this item. 2025 10-K: Part III 134 Toppan Merrill - Morningstar_ Inc. 10-K ED | 105212 | 10-Mar-26 14:57 | 26-5906-1.ga | Sequence: 1 CHKSUM Content: 34843 Layout: 37706 Graphics: 0 CLEAN JOB: 26-5906-1 CYCLE#;BL#: 10; 0 TRIM: 8.00" x 11.00" AS: Chicago: 877-427-2185 COLORS: PANTONE Cool Gray 11 U, Gray, ~note-color 2, Black, Purple GRAPHICS: none V1.5

Item 14. Principal Accountant Fees and Services The information contained under the headings Proposal 3: Ratification of the Appointment of Independent Registered Public Accounting Firm—Audit Committee Report and—Principal Accounting Firm Fees in the Proxy Statement is incorporated herein by reference in response to this item. Morningstar, Inc. 2025 Annual Report  135 Toppan Merrill - Morningstar_ Inc. 10-K ED | 105212 | 10-Mar-26 14:57 | 26-5906-1.ga | Sequence: 2 CHKSUM Content: 15709 Layout: 6819 Graphics: 0 CLEAN JOB: 26-5906-1 CYCLE#;BL#: 10; 0 TRIM: 8.00" x 11.00" AS: Chicago: 877-427-2185 COLORS: PANTONE Cool Gray 11 U, Gray, ~note-color 2, Black, Purple GRAPHICS: none V1.5

Part IV Item 15. Exhibits and Financial Statement Schedules (a) 1. Consolidated Financial Statements The following documents are filed as part of this Report under Item 8—Financial Statements and Supplementary Data: Report of KPMG LLP, Independent Registered Public Accounting Firm KPMG LLP Chicago, IL Auditor Firm ID: 185 Financial Statements: Consolidated Statements of Income—Years ended December 31, 2025, 2024, and 2023 Consolidated Statements of Comprehensive Income—Years ended December 31, 2025, 2024, and 2023 Consolidated Balance Sheets—December 31, 2025 and 2024 Consolidated Statements of Equity—Years ended December 31, 2025, 2024, and 2023 Consolidated Statements of Cash Flows—Years ended December 31, 2025, 2024, and 2023 Notes to Consolidated Financial Statements 2. Financial Statement Schedules Report of Independent Registered Public Accounting Firm The report of KPMG LLP dated February 13, 2026 concerning the Financial Statement Schedule II, Morningstar, Inc., and subsidiaries Valuation and Qualifying Accounts, is included at the beginning of Part II, Item 8 of this Annual Report on Form 10-K for the years ended December 31, 2025, December 31, 2024, and December 31, 2023. The following financial statement schedule is filed as part of this Annual Report on Form 10-K: Schedule II: Valuation and Qualifying Accounts All other schedules have been omitted as they are not required, not applicable, or the required information is otherwise included. Additions Charged (Deductions) Balance at (Credited) to Including Beginning of Costs & Currency Balance at End (in millions) Year Expenses Translations of Year Allowance for credit losses: 2025 $ 7.1 $ 5.1 $ (5.1) $ 7.1 2024 5.6 8.1 (6.6) 7.1 2023 6.6 5.3 (6.3) 5.6 2025 10-K: Part IV 136 Toppan Merrill - Morningstar_ Inc. 10-K ED | 105212 | 10-Mar-26 14:57 | 26-5906-1.ga | Sequence: 3 CHKSUM Content: 29901 Layout: 37706 Graphics: 0 CLEAN JOB: 26-5906-1 CYCLE#;BL#: 10; 0 TRIM: 8.00" x 11.00" AS: Chicago: 877-427-2185 COLORS: PANTONE Cool Gray 11 U, Gray, ~note-color 2, Black, Purple GRAPHICS: none V1.5

3. Exhibits Exhibit Description 3.1 Amended and Restated Articles of Incorporation of Morningstar are incorporated by reference to Exhibit 3.1 to our Registration Statement on Form S-1, as amended, Registration No. 333-115209 (the Registration Statement). 3.2 By-laws of Morningstar, as in effect on February 27, 2018, are incorporated by reference to Exhibit 3.1 to our Current Report on Form 8-K that we filed with the SEC on February 28, 2018. 4.1 Specimen Common Stock Certificate is incorporated by reference to Exhibit 4.1 to the Registration Statement. 4.2 Description of Morningstar’s Securities is incorporated by reference to Exhibit 4.2 to our Annual Report on Form 10-K for the year ended December 31, 2019. 10.1* Form of Indemnification Agreement is incorporated by reference to Exhibit 10.1 to the Registration Statement. 10.2* Morningstar Incentive Plan, as amended and restated effective January 1, 2014, is incorporated by reference to Exhibit 10.2 to our Annual Report on Form 10-K for the year ended December 31, 2013. 10.3*† Morningstar, Inc. Incentive Plan, as amended and restated effective January 1, 2026. 10.4* Morningstar 2011 Stock Incentive Plan is incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K that we filed with the SEC on May 18, 2011. 10.5* Morningstar Amended and Restated 2011 Stock Incentive Plan is incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K that we filed with the SEC on May 20, 2021. 10.6* Form of Morningstar Amended and Restated 2011 Stock Incentive Plan Restricted Stock Unit Award Agreement, for awards made on and after May 15, 2021, is incorporated by reference to Exhibit 10.2 to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2021. 10.7* Form of Morningstar Amended and Restated 2011 Stock Incentive Plan Director Restricted Stock Unit Award Agreement, for awards made on and after May 15, 2021, is incorporated by reference to Exhibit 10.3 to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2021. 10.8* Form of Morningstar Amended and Restated 2011 Stock Incentive Plan CEO Restricted Stock Unit Award Agreement, for awards made on and after May 15, 2021, is incorporated by reference to Exhibit 10.6 to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2021. 10.9* Form of Morningstar Amended and Restated 2011 Stock Incentive Plan Bonus Restricted Stock Unit Award Agreement, for awards made on and after May 15, 2022, is incorporated by reference to Exhibit 10.2 to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2022. 10.10* Form of Morningstar Amended and Restated 2011 Stock Incentive Plan Market Stock Unit with Revenue Kicker Award Agreement, for awards made on and after May 15, 2022, is incorporated by reference to Exhibit 10.3 to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2022. 10.11* Form of Morningstar Amended and Restated 2011 Stock Incentive Plan Bonus Restricted Stock Unit Agreement, for awards made on or after March 1, 2023, is incorporated by reference to Exhibit 10.1 to our Quarterly Report on Form 10-Q for the quarter ended March 31, 2023. 10.12* Form of Morningstar Amended and Restated 2011Stock Incentive Plan Stretch Performance Stock Unit Award Agreement, for awards on or after May 15, 2024, is incorporated by reference to Exhibit 10.2 to our Quarterly Report on Form 10-Q for the quarter ended June 30. 2024. 10.13* Form of Morningstar Amended and Restated 2011 Stock Incentive Plan Market Stock Unit Award Agreement, for awards on or after May 15, 2024, is incorporated by reference to Exhibit 10.3 to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2024. 10.14* Form of Morningstar Amended and Restated 2011 Stock Incentive Plan Restricted Stock Unit Award Agreement, for awards on or after May 15, 2024, is incorporated by reference to Exhibit 10.4 to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2024. 10.15* Form of Morningstar, Inc. Amended and Restated 2011 Stock Incentive Plan Market Stock Unit Award Agreement, for awards made on or after May 15, 2025, is incorporated by reference by Exhibit 10.1 to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2025. 10.16* Form of Morningstar, Inc. Amended and Restated 2011 Stock Incentive Plan Stretch Performance Stock Unit Award Agreement, for awards made on or after May 15, 2025. is incorporated by reference by Exhibit 10.2 to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2025. Morningstar, Inc. 2025 Annual Report  137 Toppan Merrill - Morningstar_ Inc. 10-K ED | 105212 | 10-Mar-26 14:57 | 26-5906-1.ga | Sequence: 4 CHKSUM Content: 34645 Layout: 6819 Graphics: 0 CLEAN JOB: 26-5906-1 CYCLE#;BL#: 10; 0 TRIM: 8.00" x 11.00" AS: Chicago: 877-427-2185 COLORS: PANTONE Cool Gray 11 U, Gray, ~note-color 2, Black, Purple GRAPHICS: none V1.5

Exhibit Description 10.17* Form of Morningstar, Inc. Amended and Restated 2011 Stock Incentive Plan Restricted Stock Unit Award Agreement, for awards made on or after May 15, 2025, is incorporated by reference by Exhibit 10.3 to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2025. 10.18* Form of Morningstar, Inc. Amended and Restated 2011 Stock Incentive Plan Director Restricted Stock Unit Award Agreement, for awards made on or after May 15, 2025. is incorporated by reference by Exhibit 10.4 to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2025. 10.19* Morningstar, Inc. ELT Policy on Recoupment of Compensation, is incorporated by reference to Exhibit 10.1 to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2024. 10.20* Morningstar, Inc. Executive Severance Policy effective May 9, 2025, is incorporated by reference by Exhibit 10.5 to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2025. 10.21* Offer Letter between Morningstar, Inc. and Michael Holt dated December 6, 2024, is incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K that we filed with the SEC on December 10, 2024. 10.22* Credit Agreement dated as of October 31, 2025, among Morningstar, Inc., certain subsidiaries of Morningstar, Inc., and Bank of America, N.A., is incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K that we filed with the SEC on October 31, 2025. 10.23 Note Purchase Agreement, dated as of October 26, 2020, among Morningstar and each of the purchasers signatory thereto, is incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed with the SEC on October 26, 2020. 19.1† Morningstar, Inc. Insider Trading Policy, as amended and in effect on June 1, 2025. 21.1† Subsidiaries of Morningstar. 23.1† Consent of KPMG LLP. 31.1† Certification of Chief Executive Officer pursuant to Rule  13a-14(a)  and 15d-14(a)  of the Securities Exchange Act of 1934, as amended. 31.2† Certification of Chief Financial Officer pursuant to Rule 13a-14(a) and 15d-14(a) of the Securities Exchange Act of 1934, as amended. 32.1† Certification of Chief Executive Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. 32.2† Certification of Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. 97* Morningstar, Inc. Incentive Compensation Recoupment Policy is incorporated by reference to Exhibit 97 to our Annual Report on Form 10-K for the year ended December 31, 2023. 101† The following financial information from Morningstar’s Annual Report on Form 10-K for the year ended December 31, 2025, filed with the SEC on February  13, 2026, formatted in Inline XBRL: (i)  Cover Page, (ii)  Consolidated Statements of Income, (iii) Consolidated Statements of Comprehensive Income, (iv) Consolidated Balance Sheets, (v) Consolidated Statements of Equity, (vi) Consolidated Statements of Cash Flows and (vii) the Notes to Consolidated Financial Statements 104† Cover Page Interactive Data File (the cover page XBRL tags are embedded in the Inline XBRL document). * Management contract with a director or executive officer or a compensatory plan or arrangement in which directors or executive officers are eligible to participate. † Filed or furnished herewith. 2025 10-K: Part IV 138 Toppan Merrill - Morningstar_ Inc. 10-K ED | 105212 | 10-Mar-26 14:57 | 26-5906-1.ga | Sequence: 5 CHKSUM Content: 18542 Layout: 37706 Graphics: 0 CLEAN JOB: 26-5906-1 CYCLE#;BL#: 10; 0 TRIM: 8.00" x 11.00" AS: Chicago: 877-427-2185 COLORS: PANTONE Cool Gray 11 U, Gray, ~note-color 2, Black GRAPHICS: none V1.5

Item 16. Form 10-K Summary None. Signatures Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized on February 13, 2026. Morningstar, Inc. By: /s/ Kunal Kapoor Kunal Kapoor Title: Chief Executive Officer Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated. Signature Title Date /s/ Kunal Kapoor Chief Executive Officer February 13, 2026 Kunal Kapoor (principal executive officer) and Director /s/ Michael Holt Chief Financial Officer (principal February 13, 2026 Michael Holt financial officer) /s/ Conan Wiersema Chief Accounting Officer (principal February 13, 2026 Conan Wiersema accounting officer) /s/ Joe Mansueto Executive Chairman and Chairman February 13, 2026 Joe Mansueto of the Board /s/ Anne Bramman Director February 13, 2026 Anne Bramman /s/ Robin Diamonte Director February 13, 2026 Robin Diamonte /s/ Cheryl Francis Director February 13, 2026 Cheryl Francis /s/ Stephen Joynt Director February 13, 2026 Stephen Joynt /s/ Steven Kaplan Director February 13, 2026 Steven Kaplan /s/ Gail Landis Director February 13, 2026 Gail Landis Morningstar, Inc. 2025 Annual Report  139 Toppan Merrill - Morningstar_ Inc. 10-K ED | 105212 | 10-Mar-26 14:57 | 26-5906-1.ga | Sequence: 6 CHKSUM Content: 22112 Layout: 6819 Graphics: 0 CLEAN JOB: 26-5906-1 CYCLE#;BL#: 10; 0 TRIM: 8.00" x 11.00" AS: Chicago: 877-427-2185 COLORS: PANTONE Cool Gray 11 U, Gray, ~note-color 2, Black, Purple GRAPHICS: none V1.5

Signature Title Date /s/ Bill Lyons Director February 13, 2026 Bill Lyons /s/ Doniel Sutton Director February 13, 2026 Doniel Sutton /s/ Caroline Tsay Director February 13, 2026 Caroline Tsay 2025 10-K: Part IV 140 Toppan Merrill - Morningstar_ Inc. 10-K ED | 105212 | 10-Mar-26 14:57 | 26-5906-1.ga | Sequence: 7 CHKSUM Content: 46870 Layout: 37706 Graphics: 0 CLEAN JOB: 26-5906-1 CYCLE#;BL#: 10; 0 TRIM: 8.00" x 11.00" AS: Chicago: 877-427-2185 COLORS: PANTONE Cool Gray 11 U, Gray, ~note-color 2, Black GRAPHICS: none V1.5

Morningstar, Inc. 2025 Annual Report  141 Stock Price Performance Graph The graph below shows a comparison of cumulative total return for our common stock, the Morningstar U.S. Market Index, and a group of peer companies, which are listed below the graph. The graph assumes an investment of $100 beginning on December 31, 2020 in our common stock, the Morningstar U.S. Market Index, and the peer group, including reinvestment of dividends. (1) Our peer group consists of the following companies: FactSet Research Systems, Moody’s Corporation, MSCI Inc., and S&P Global Inc. In our 2024 annual report, the peer group included SEI Investments Company, which we have excluded from our peer group for 2025 following Morningstar’s exit from its US turnkey asset management platform business. The peer group is market-cap weighted and rebalanced annually. The returns shown are based on historical results and are not intended to suggest future performance. 2020 $100.00 $100.00 $100.00 2021 $148.24 $125.78 $140.85 2025 $96.55 $186.59 $160.38 2024 $148.64 $159.01 $156.42 2022 $94.41 $101.34 $103.60 2023 $125.66 $128.14 $136.99 150 100 50 200 Morningstar, Inc. Morningstar U.S. Market Index Peer Group (1) As of December 31 Toppan Merrill - Morningstar_ Inc. 10-K ED | 105212 | 10-Mar-26 14:57 | 26-5906-1.ga | Sequence: 8 CHKSUM Content: 41047 Layout: 40525 Graphics: 39069 CLEAN JOB: 26-5906-1 CYCLE#;BL#: 10; 0 TRIM: 8.00" x 11.00" AS: Chicago: 877-427-2185 COLORS: PANTONE Cool Gray 11 U, Purple, Gray, 0, ~note-color 2, Black GRAPHICS: 5906-1_Stock_Performance_L.eps V1.5

142 Additional Information Reconciliation from Operating Margin to Adjusted Operating Margin (Annual) 2021 2022 2023 2024 2025 Operating Margin 15.1% 9.0% 11.3% 21.3% 21.5% Excluding (1) intangible amortization expense, (2) M&A-related expenses, and (3) other non-recurring items. 6.2% 7.0% 4.7% 0.4% 2.3% Adjusted Operating Margin 21.3% 16.0% 16.0% 21.7% 23.8% Adjusted operating margin is a non-GAAP measure. Reconciliation from Consolidated Revenue to Organic Revenue 2021 2022 2023 2024 2025 Consolidated Revenue 22.3% 10.1% 9.0% 11.6% 7.5% Acquisitions, divestitures, and accounting changes (2.8%) (2.0%) (1.7%) 0.2% 1.0% Effect of foreign currency transactions (1.9%) 2.7% 0.2% 0.0% (0.5%) Organic revenue 17.6% 10.8% 7.5% 11.8% 8.0% Organic revenue is a non-GAAP measure. Reconciliation from Consolidated Diluted Net Income per Share to Adjusted Diluted Net Income per Share 2024 2025 Consolidated Diluted Net Income per Share 8.58 8.87 Intangible amortization expense 1.11 1.05 M&A-related expenses 0.15 0.38 Other non-recurring items (1) (1.10) (0.44) Non-operating (gains) losses (0.85) — Adjusted diluted net income per share 7.89 9.86 Adjusted diluted net income per share is a non-GAAP measure. (1) Other non-recurring items primarily reflect the gain on sale of US TAMP assets for the years ended Dec. 31, 2025 and 2024. Toppan Merrill - Morningstar_ Inc. 10-K ED | 105212 | 10-Mar-26 14:57 | 26-5906-1.ga | Sequence: 9 CHKSUM Content: 59299 Layout: 28700 Graphics: 0 CLEAN JOB: 26-5906-1 CYCLE#;BL#: 10; 0 TRIM: 8.00" x 11.00" AS: Chicago: 877-427-2185 COLORS: PANTONE Cool Gray 11 U, Gray, ~note-color 2, Black, Purple GRAPHICS: none V1.5

Morningstar, Inc. 2025 Annual Report  143 Corporate Headquarters Morningstar, Inc., 22 West Washington Street, Chicago, Illinois 60602, +1 312 696-6000 Transfer Agent and Registrar Computershare Investor Services LLC, 2 North LaSalle Street, Chicago, Illinois 60602, +1 866 303-0659 (toll free) Ethics Hotline Morningstar has established a confidential Ethics Hotline that anyone may use to report complaints or concerns about ethics violations, including accounting irregularities, financial misstatements, problems with internal accounting controls, or noncompliance with external rules and regulations. The Morningstar Ethics Hotline is operated by NAVEX Global, an independent company that is not affiliated with Morningstar. The hotline is available 24 hours a day, seven days a week. Anyone may make a confidential, anonymous report by calling the hotline toll free at: +1 800 555-8316. Annual Meeting Morningstar’s annual meeting of shareholders will be held at 9 a.m. Central Time on Thursday May 7, 2026. Investor Questions We encourage all interested parties—including securities analysts, potential shareholders, and others—to submit questions to us in writing. We publish responses to selected questions on our website and in Form 8-Ks furnished to the SEC on a regular basis. If you have a question about our business, please send it to investors@morningstar.com. Board of Directors   Robin Diamonte Chief Investment Officer of RTX Corp.   Cheryl Francis Co-Chair, Corporate Leadership Center   Steve Joynt Former Chief Executive Officer, DBRS, Inc.   Steve Kaplan Neubauer Family Distinguished Service Professor of Entrepreneurship and Finance, University of Chicago Booth School of Business Kunal Kapoor Chief Executive Officer, Morningstar, Inc.   Gail Landis Founding Partner of Evercore Asset Management, LLC   William Lyons Former President and Chief Executive Officer, American Century Companies, Inc. Joe Mansueto Executive Chairman and Chairman of the Board, Morningstar, Inc.   Doniel Sutton Chief People Officer, Pinterest, Inc.   Caroline Tsay Former Chief Executive Officer of Compute Software, Inc.   Anne Bramman Senior Advisor, Boston Consulting Group Executive Officers Michael Holt Chief Financial Officer Kunal Kapoor Chief Executive Officer Joe Mansueto Executive Chairman and Chairman of the Board  Member of audit committee  Member of compensation committee  Member of nominating and corporate governance committee Additional Information Toppan Merrill - Morningstar_ Inc. 10-K ED | 105212 | 10-Mar-26 14:57 | 26-5906-1.ga | Sequence: 10 CHKSUM Content: 34253 Layout: 40381 Graphics: 0 CLEAN JOB: 26-5906-1 CYCLE#;BL#: 10; 0 TRIM: 8.00" x 11.00" AS: Chicago: 877-427-2185 COLORS: PANTONE Cool Gray 11 U, Gray, ~note-color 2, Black GRAPHICS: none V1.5

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2025 Annual Report